Dean. FOODS

Dean Foods Company | 2007 Annual Report

Fortifying Our Future



Fortifying Our Future

Dean Foods Company is the largest processor and distributor of dairy products in the United States. We sell milk and a full range of other dairy products under more than 50 well-known local and regional brands and a wide array of private labels. Our WhiteWave Foods division produces a variety of nationally branded dairy and dairy-related products, such as *Horizon Organic*® dairy products, *Silk*® soymilk and *International Delight*® coffee creamers.

From the Chairman of the Board and Chief Executive Officer

Dear Fellow Shareholders:

Dean Foods Company experienced an extremely challenging year in 2007. Extraordinary cost inflation in dairy commodities and volatility in the raw organic milk market caused us to fall far short of our financial goals.

As the year unfolded, we began to feel the effects of an emerging structural shift in the U.S. dairy industry, driven by our industry's expanding role in the worldwide economy and by the prospect of sustained higher input costs. The challenges we faced last year and that we will continue to face in this period of industry-wide change strengthened our resolve to transform our business into a more efficient, profitable and sustainable operating model. In 2006, we began several multi-year capability and productivity enhancement initiatives. In 2007, we made steady progress on the development and early implementation of these efforts. We will continue to focus on these initiatives as we work to return to sustainable long-term growth.



Addressing a Dynamic Marketplace

Last year, the declining value of the U.S. dollar and a shortage of global dairy supply resulted in an unprecedented foreign demand for U.S. produced dairy-based products. This unexpected export demand caused prices for Class I raw milk to skyrocket. Beginning in the second quarter, raw milk prices started a dramatic climb and remained at or near record-high levels for the balance of the year. Second half average raw milk prices were over 80% higher in 2007 than in the prior year.

In our Dairy Group, we were challenged throughout the year to raise prices as quickly as the costs of raw milk and other inputs escalated. The Dairy Group's cost of goods sold increased by $1.6 billion in 2007, most of which was offset by increased prices. However, the stepped-up pricing did not cover all our costs. Operating results were negatively impacted by the increased value of milk normally lost during the production process (called "shrink"), by higher packaging and fuel costs, and by a substantial reduction in the proceeds from our sales of excess cream, which offsets our costs of goods sold. Also, as we continued to raise prices for finished products in response to increased raw material costs, consumers in some markets reacted by shifting from our branded products to lower-priced private label products. All of these factors combined to result in an approximately 9% decline in Dairy Group operating income for the year.

At WhiteWave Foods, we grew *Horizon Organic®* milk volume sales by approximately 18% and expanded our market share in the face of an industry-wide oversupply of raw organic milk. The oversupply led to steep discounting and aggressive distribution expansion by our competitors in an effort to stimulate incremental demand. In response, we made the strategic decision to defend the long-term value of our *Horizon Organic* brand by lowering prices and increasing our own marketing investment. Our efforts were successful. Our other WhiteWave brands also enjoyed healthy top-line growth. *Silk*® sales increased by 8%, *International Delight*® sales grew 11% and sales of our *LAND O LAKES*® products were up 13%. Despite these increases, WhiteWave's operating income fell 11%, due largely to our strategic investment in support of *Horizon Organic*, and also due to the higher costs of raw material packaging and fuel.







Building a Strong Future

Despite the challenges in 2007, we made considerable progress in the company's transformation. We continued our efforts to optimize the performance of WhiteWave Foods. We successfully completed the implementation of the SAP enterprise operating system, which we believe will enable us to better manage the WhiteWave platform and allow for improved profitability. We also transitioned our selling systems from a predominately broker-managed system to a hybrid direct selling and brokered model so that we can more effectively and efficiently sell and distribute our brands.

We made progress on the centralization of our accounting and finance organization across the Direct Store Delivery (DSD) and Morningstar platforms. We consolidated our transaction processing activities from over 100 locations across the country into five regional processing centers. This streamlined system will allow us to reduce costs and upgrade our capabilities.

Perhaps our most significant accomplishment in 2007 was the continued build-out of a first-class leadership team. During the year, we made key additions in the areas of supply chain management, human resources, sales and marketing. We are fortunate to have attracted some of the best talent in the consumer goods industry. We now have a management team that I believe has the right combination of exceptional dairy industry expertise and very relevant operational and strategic experience from related industries, many of which have already completed their own transformational process.

In January of this year, we realigned our leadership team and strategy around distinct supply chain and delivery channels. Our new DSD platform will focus solely on our high velocity, short shelf-life, locally and regionally branded fluid milk, as well as our ice cream business. Our Morningstar platform, which is a leading manufacturer of private label cultured and extended shelf-life dairy products, largely delivered to customer warehouses, will be aligned with WhiteWave to allow us to leverage the manufacturing, distribution, innovation and systems infrastructure across both of these businesses. We believe this platform-based focus will allow us to better meet the evolving needs of our customers and enable us to fully realize the benefits of our scale.



We are continuing to analyze our business to identify and prioritize opportunities to improve efficiency. One of our top priorities will be optimizing our manufacturing network. We are relatively early in the process of streamlining and consolidating our many acquired operations and, as a result, there is a great deal of decentralization and complexity still in our system. The development and execution of this initiative will be a multi-year effort and will require additional investments in people, systems and facilities. We are taking a disciplined and careful approach to this effort in order to ensure that we align with the needs of our customers and with our own goals of creating more sustainable business practices. The challenges are significant, but we believe there will be tremendous long-term benefits.

We are also intensifying our efforts to mitigate cost inflation. We have expanded and strengthened our centralized procurement program. We are taking steps to lower costs by improving the energy efficiency of our plants, reducing our fuel usage and changing the materials used in our packaging. In the near term, we will reinvest the majority of the savings generated by these and our other cost savings initiatives into our long-term optimization efforts.

We also are placing an increased emphasis on brand-building and innovation. We have strengthened our product development and marketing capabilities with new talent and more disciplined execution. In 2008, we will expand the development and introduction of new products and line extensions.

Finally, as a result of today's challenging operating environment, we have begun to see an increasing number of attractive acquisition prospects. In the past year, we completed three strategic acquisitions, and are currently considering several others. Recently, we raised

Fortifying Our Future

$400 million in a public equity offering and we have used the proceeds to reduce outstanding debt under our senior credit facility. This reduction in our outstanding debt will not only lower our interest expense, but also will provide us with greater flexibility to take advantage of compelling acquisition opportunities in the future.

In summary, 2007 was the most difficult year in our history. Looking forward to 2008, we expect commodity pressures to lessen to some degree. But, as the U.S. dairy industry becomes more fully integrated with international markets, we anticipate continued volatility in conventional raw milk pricing. The organic raw milk market is also in a state of flux. At this point, we have shifted from the oversupply of last year to an increasingly tight supply accompanied by rising prices. Other input costs, including fuel, energy and packaging, remain high and in some cases are continuing to increase. In this environment, we are extremely focused on reducing costs and improving efficiency. We are in the early stages of a challenging but exciting period of transformation, and I believe we have many opportunities to meaningfully enhance our long-term profitability.

I would like to thank each of our employees for their focused dedication and hard work throughout this period of volatility and transition. And, I thank you, our shareholders, for your continued investment in and support of our company. Although we are in the midst of a long-term transition, we expect the fruits of our efforts to become increasingly evident as time goes on. We remain in the enviable position of being the industry leader, with leading brands, healthy and nutritious products, an unparalleled manufacturing and distribution system and an outstanding team of employees. With these assets and our commitment to building a stronger company, we are well-positioned for future long-term growth.

Gregg L. Engles
Chairman of the Board
and Chief Executive Officer



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number 001-12755

Dean Foods Company

(Exact name of Registrant as specified in its charter)

Delaware	**75-2559681**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
(214) 303-3400

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned-issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant at June 30, 2007, based on the $31.87 per share closing price for the registrant's common stock on the New York Stock Exchange on June 30, 2007, was $4.15 billion.

The number of shares of the registrant's common stock outstanding as of February 22, 2008 was 132,653,146.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on or about May 22, 2008 (to be filed) are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. *Business*

We are one of the leading food and beverage companies in the United States. Our Dairy Group segment is the largest processor and distributor of milk and other dairy products in the country, with products sold under more than 50 familiar local and regional brands and a wide array of private labels. Our WhiteWave Foods ("WhiteWave") segment markets and sells a variety of well-known dairy and dairy-related products, such as *Silk*® soymilk, *Horizon Organic*® milk and other dairy products, *International Delight*® coffee creamers, and *LAND O'LAKES*® creamers and other fluid dairy products. WhiteWave's *Rachel's Organic*® brand is the second largest organic yogurt brand in the United Kingdom.

Our principal executive offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Our telephone number is (214) 303-3400. We maintain a worldwide web site at www.deanfoods.com. We were incorporated in Delaware in 1994.

Segments and Operating Divisions

We have two segments: the Dairy Group and WhiteWave.

Dairy Group

Our Dairy Group segment manufactures, markets and distributes a wide variety of branded and private label dairy case products, including milk, creamers, ice cream, cultured dairy products and juices to retailers, distributors, foodservice outlets, educational institutions, and governmental entities across the United States.

The Dairy Group's net sales totaled $10.45 billion in 2007 or 88% of our consolidated net sales. The following charts graphically depict the Dairy Group's 2007 net sales by product, customer and delivery channel, as well as present the mix of private label versus company branded products.

Products


Other fluid dairy
13% (1)
Other beverages
4% (4)
Cultured
6% (3)
Other
9% (5)
Ice cream
6% (2)
Fresh milk
62%

Channels


Other
8%
Distributors 7%
Convenience
Stores 7%
Foodservice
19% (6)
Retailers
59%

Product Mix


Company
Brands
60%
Private
Labels
40%

Delivery Channel


Warehouse
11%
Frozen
8%
Refrigerated
81%

(1) Includes half-and-half, whipping cream, dairy coffee creamers, and ice cream mix.

(2) Includes ice cream and ice cream novelties.

(3) Includes yogurt, cottage cheese, sour cream, and dairy-based dips.

(4) Includes fruit juice, fruit-flavored drinks, ice tea, and water.

(5) Includes items for resale such as butter, cheese, eggs, and milk shakes.

(6) Such as restaurants, hotels and other foodservice outlets.

Products not sold under private labels are sold under the Dairy Group's local and regional proprietary or licensed brands. Our local and regional proprietary and licensed brands include the following:

Alta Dena®
Arctic Splash®
Barbers®
Barbe's®
Berkeley Farms™
Broughton®
Borden® (licensed brand)
Brown Cow®
Brown's Dairy®
Bud's Ice Cream™
Chug®
Country Charm®
Country Churn™
Country Delite™
Country Fresh®
Country Love®
Creamland™
Dairy Fresh®
Dean's®
Dipzz®
Fieldcrest®
Foremost® (licensed brand)
Friendship Dairies®
Gandy's™
Garelick Farms®
Hershey's® (licensed brand)
Hygeia®
Kohler™
LAND O'LAKES® (licensed brand)
Land-O-Sun & design®
Lehigh Valley®
Liberty™
Louis Trauth®
Maplehurst®
Mayfield®
McArthur®
Meadow Brook™
Meadow Gold®
Melody Farms®
Mile High Ice Cream™
Model Dairy®
Mountain High®
Nature's Pride®
Oak Farms®
Over the Moon™
Pet® (licensed brand)
Price's™
Purity™
Reiter™
Robinson®
Saunders™
Schenkel's All*Star™
Schepps®
Sealtest® (licensed brand)
Shenandoah's Pride®
Skinny Cow™ (licensed brand)
Stroh's®
Swiss Dairy™
Swiss Premium™
TG Lee®
Tuscan®
Turtle Tracks®
Verifine®
Viva®

The Dairy Group sells its products primarily on a local or regional basis through its local and regional sales forces, although some national customer relationships are coordinated by the Dairy Group's corporate sales department. Most of the Dairy Group's customers, including its largest customer Wal-Mart including its subsidiaries, such as Sam's Club, purchase products from the Dairy Group either by purchase order or pursuant to contracts that are generally terminable at will by the customer. Wal-Mart accounted for approximately 18.5% of the Dairy Group's net sales in 2007.

Our Dairy Group currently operates 100 manufacturing facilities in 35 states. For more information about facilities in the Dairy Group, see "Item 2. Properties." Due to the perishable nature of its products, our Dairy Group delivers the majority of its products directly to its customers' stores in refrigerated trucks or trailers that we own or lease. This form of delivery is called a "direct store delivery" or "DSD" system. We believe that our Dairy Group has one of the most extensive refrigerated DSD systems in the United States. In addition to our DSD channel, approximately 11% of our Dairy Group products are distributed through customer warehouse systems.

The primary raw material used by our Dairy Group is raw milk. We purchase raw milk primarily from farmers' cooperatives, typically pursuant to requirements contracts (with no minimum purchase obligation). Raw milk is generally readily available. The federal government and certain state governments set minimum prices for raw milk, and those prices are set on a monthly basis. Another significant raw material used by our Dairy Group is resin, which is a petroleum-based product used to make plastic bottles. The price of resin is subject to fluctuations based on changes in crude oil prices and supplies have, from time to time, been insufficient to meet demand. Other raw materials used by the Dairy Group, such as juice concentrates and sweeteners, in addition to diesel fuel used to operate our extensive DSD system, are generally available from numerous suppliers and we are not dependent on any single supplier for these materials. Certain of our Dairy Group's raw materials and packaging supplies are purchased under long-term contracts in order to obtain lower costs. The prices of our raw materials increase and decrease based on supply and demand. For more information, see "— Government Regulation — Milk Industry Regulation" and "Part II — Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Known Trends and Uncertainties — Prices of Raw Materials and Other Inputs."

The Dairy Group generally increases or decreases the net sales price of its fluid dairy products on a monthly basis in correlation with fluctuations in the costs of raw materials, packaging, and delivery costs. However, in some cases, we are competitively or contractually constrained with respect to the means and/or timing of price increases. This can have a negative impact on the Dairy Group's profitability.

The dairy industry is a mature industry that has traditionally been characterized by slow to flat growth, low profit margins, fragmentation, and excess capacity. Excess capacity resulted from the development of more efficient manufacturing techniques and declining demand for fluid milk products. From 1990 through 2001, the dairy industry experienced significant consolidation, led by us. Consolidation has resulted in lower operating costs, less excess capacity and greater efficiency. According to the United States Department of Agriculture ("USDA"), per capita consumption of fluid milk and cream decreased by over 10% from 1990 to the end of 2007, although total consumption has remained relatively flat over the same period due to population increases. Therefore, volume growth across the industry generally remains flat to modest, profit margins generally remain low and excess manufacturing capacity continues to exist. In this environment, price competition is particularly intense, as smaller processors seek to retain enough volume to cover their fixed costs. In response to this dynamic and significant competitive pressure caused by the ongoing consolidation among food retailers, many processors, including us, are now placing an increased emphasis on product differentiation and cost reduction in an effort to increase consumption, sales and margins. Historically, our Dairy Group volume growth has paced with or exceeded the industry, which we attribute largely to our national DSD system, brand recognition, and service quality.

Our Dairy Group has several competitors in each of our major product and geographic markets. Competition between dairy processors for shelf-space with retailers is based primarily on price, service, and quality, while competition for consumer sales is based on a variety of factors such as brand recognition, price, taste preference, and quality. Dairy products also compete with many other beverages and nutritional products for consumer sales.

For more information about our Dairy Group, see "Part II — Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 19 to our Consolidated Financial Statements.

WhiteWave

Our WhiteWave segment develops, manufactures, markets and sells a variety of nationally branded soy, dairy and dairy-related products, such as *Silk* soymilk and cultured soy products; *Horizon Organic* dairy and other products; *International Delight* coffee creamers; *LAND O'LAKES* creamers and fluid dairy products and *Rachel's Organic* dairy products.

WhiteWave's net sales totaled $1.37 billion in 2007 or 12% of our consolidated net sales. WhiteWave sells its products to a variety of customers, including grocery stores, club stores, natural foods stores, mass merchandisers, convenience stores and foodservice outlets. The following charts graphically depict WhiteWave's net sales by brand and customer:



Brands
Silk
28%
Horizon Organic
26%
(1)
International
Delight
21%
LAND O'
LAKES
15%
Other
6%
Rachel's
Organic
4%



Customers
Other
4%
Convenience
Stores 10%
Foodservice
9%
Retailers
77%

(1) Includes *Horizon Organic* and *The Organic Cow* organic dairy products.

WhiteWave sells its products through its internal sales force and through independent brokers. The majority of WhiteWave's products including sales to its largest customer Wal-Mart including its subsidiaries, such as Sam's Club, are sold pursuant to customer purchase orders or pursuant to contracts that are generally terminable at will by the customer. Wal-Mart accounted for approximately 14.1% of WhiteWave's net sales in 2007.

Approximately 70% of the products sold by WhiteWave were manufactured in facilities operated by either WhiteWave or our Dairy Group. The remaining 30% were manufactured by third-party manufacturers under processing agreements. WhiteWave currently operates six manufacturing facilities. The majority of WhiteWave's products are delivered through warehouse delivery systems.

The primary raw material used in our soy-based products is organic soybeans. Organic soybeans are generally available from several suppliers and we are not dependent on any single supplier for these products. We have entered into supply agreements for organic soybeans, which we believe will meet our needs in 2008. These agreements provide pricing at fixed levels. The primary raw material used in our organic milk-based products is organic raw milk. We currently purchase organic raw milk from a network of over 400 dairy farmers across the United States. We also produce approximately 20% of our own organic raw milk needs in the U.S. at two organic farms that we own and operate and an additional farm that we lease and have contracted with a third party to manage. We generally enter into supply agreements with organic dairy farmers with typical terms of one to two years, which obligate us to purchase certain minimum quantities. In the past, the industry-wide demand for organic raw milk has generally exceeded supply, resulting in our inability to fully meet customer demand. However, in 2006 economic incentives for conventional farmers to begin the transition to organic farming combined with a change in the organic farm transition regulations dramatically increased the growth of supply in 2007. This oversupply led to significant discounting and aggressive distribution expansion by processors in an effort to stimulate incremental demand and sell their supply in the organic milk market. The market for organic milk is currently very dynamic and is beginning to shift back to an under supply situation in the first quarter of 2008.

The primary raw material used in our *LAND O'LAKES* and other non-organic dairy products is raw milk. Other raw materials used in WhiteWave's products, such as palm oil, flavorings, organic sugar and packaging materials, are generally available from several suppliers and we are not dependent on any single supplier for these materials. Certain of these raw materials are purchased under long-term contracts in order to obtain lower costs. The prices of raw materials increase and decrease based on supply and demand. For more information, see "Part II — Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Known Trends and Uncertainties — Prices of Raw Materials and Other Inputs."

WhiteWave has several competitors in each of its product markets. Competition to obtain shelf-space with retailers for a particular product is based primarily on the expected or historical sales performance of the product compared to its competitors. Also, in some cases, WhiteWave pays fees to retailers to obtain shelf-space for a particular product. Competition for consumer sales is based on many factors, including brand recognition, price, taste preferences and quality. Consumer demand for soy and organic foods has grown rapidly in recent years due to growing consumer confidence in the health benefits of soy and organic foods, and WhiteWave has a leading position in the soy and organic foods category. However, our soy and organic food products compete with many other beverages and nutritional products for consumer sales.

For more information about WhiteWave, see "Part II — Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 19 to our Consolidated Financial Statements.

Current Business Strategy

The Company's strategy historically has been centered on growth through acquisitions and aligning our operating activities with a consolidating customer base. Since 1994, we have completed over 40 acquisitions, increasing our net sales from $150 million to more than $11.8 billion. Based on relative net sales, we are greater than five times the size of our next closest competitor in the fluid dairy industry. We have acquired in excess of 150 manufacturing facilities over the last 13 years and have made efforts to consolidate production activity within the more efficient operations, closing in excess of 50 facilities since 1994. Our portfolio of manufacturing and distribution assets enable the Company to offer products across a variety of product categories ranging from short shelf life (less than 20 days) to extended shelf life (45 to 60 days) to shelf stable products (6 to 12 months). We believe that our Dairy Group has one of the most extensive refrigerated DSD systems in the United States. In addition, our nationally branded products maintain significant market share positions in the soy-based beverage, organic dairy, and creamer categories.

To ensure that we capture the benefits of our scale and create lasting competitive advantages in the food and beverage industry, we are aligning our leadership teams and strategy around distinct supply chain and delivery channels. In connection with this direction, beginning in 2008, we will disaggregate the Dairy Group into a DSD fluid and ice cream platform and a Morningstar platform. The strategy for these platforms, as well as our WhiteWave platform is summarized as follows:

DSD Platform

Our DSD platform consists of over 80 manufacturing facilities operating largely based on local and regional customer and competitor dynamics. The DSD fluid and ice cream platform is focused on high velocity DSD products where delivering low cost and high levels of customer service are critical to success. The DSD products are currently offered under more than 50 regional branded and private-label names. While a portion of our ice cream products are distributed through customer warehouse delivery channels, the supply chain remains highly integrated within our DSD system.

The DSD platform strategy includes:

- Being the lowest cost, most effective manufacturer in every market that we compete;
- Being the most capable and lowest cost refrigerated DSD system in every market where we compete. In doing so, we must operate as a national rather than regional system.
- Leveraging our DSD system to distribute the full range of Dean Foods products; and
- Providing selling capability in every market that drives growth.

We are currently evaluating our entire DSD supply chain to identify opportunities to optimize our manufacturing and distribution capabilities. The development and execution of this initiative will be a multi-year effort and will require investments in people, systems, tools, and facilities. As one component of this initiative, we will evaluate the breadth of our brands and trademarks with the intent of placing greater sales, marketing, and innovation focus on those brands that will drive growth. In 2007, in excess of $100 million of White Wave products were distributed through the Dairy Group's DSD and warehouse delivery channels. We believe there are opportunities to increase the distribution of WhiteWave and Morningstar products through the DSD system, in addition to products of other processors.

Morningstar Platform

Our Morningstar platform is one of the leading U.S. manufacturers of private label cultured and extended shelf life dairy products such as ice cream mix, sour and whipped cream and cottage cheese. Its supply chain is extensive both in respect to its manufacturing and refrigerated distribution capability, as well as its nationwide geographic footprint. Morningstar's 15 manufacturing facilities and 2 distribution locations enable us to cost effectively service customers nationwide. We service a diverse customer base, which include traditional grocery, mass merchandisers, foodservice, and convenience store customers.

The Morningstar platform strategy includes:

- Being the lowest cost, national extended shelf life dairy supply chain in the industry;
- Providing our customers with innovative private label products and category solutions to help them grow their business;
- Building a highly effective value-based selling organization; and
- Supplying low cost, high quality extended shelf life and cultured products through our DSD system.

Effective on January 1, 2008, we aligned the reporting of our Morningstar and WhiteWave businesses given the similarity of their supply chains. As part of this change in alignment, we are evaluating the entire Morningstar and WhiteWave platforms to identify opportunities to increase the leverage of our manufacturing, warehousing, distribution, and customer service capabilities.

WhiteWave Platform

Our WhiteWave platform enjoys a robust portfolio of premium national food and beverage brands including *Horizon Organic, Silk, International Delight,* and *LAND O'LAKES.*

The WhiteWave platform strategy includes:

- Growing our core business through consumer insight leading to superior marketing;
- Achieving cost excellence by operating low cost owned facilities and co-packaging arrangements;
- Accelerating growth in new businesses by segmenting consumers and innovating in value-added products; and
- Building a highly effective branded refrigerated warehouse selling organization.

During 2007, we completed the consolidation of the three operating units that comprise our WhiteWave platform. We also completed the full implementation of the SAP enterprise operating system onto all brands and operating facilities. Additionally, we completed the transition of our selling organization from a predominately broker-managed system to a hybrid direct selling and brokered model. The implementation of these moves across WhiteWave will enable us to more effectively and efficiently sell and distribute our brands across our supply chain.

Developments Since January 1, 2007

Conventional Milk Environment

In 2007, we experienced rapidly increasing and record high dairy commodity costs. A declining dollar, constraints on global dairy supply growth, and rising global demand for dairy-based protein combined to sharply increase foreign demand for U.S. produced non-fat dry milk powder. This export demand drove the U.S. dairy complex steeply higher in 2007. The fourth quarter average Class I "mover", which is an indicator of our raw milk costs, averaged $21.03 per hundred-weight, a 69% increase from that same period a year ago. Competitive pressure and contractual arrangements limited our ability to pass-through all of the higher dairy commodity costs in 2007, particularly those increased costs related to inventory shrink in the manufacturing process. Further, market pricing mechanisms surrounding bulk cream negatively impacted our results as the price we were able to realize from the sale of excess bulk cream did not fully reflect the significant increases in raw milk costs.

At the same time, as retail prices rose throughout 2007, we saw a softening of sales volumes in certain markets in addition to a shift from branded to private label fluid milk products. This softening was compounded by the loss of a significant customer during the first quarter of 2007. The sales volume in the fourth quarter of 2007 began to flatten compared to prior year levels.

Organic Milk Environment

In the past, the industry-wide demand for organic raw milk has generally exceeded supply, resulting in our inability to fully meet customer demand. However, in 2006 economic incentives for conventional farmers to begin the transition to organic farming combined with a change in the organic farm transition regulations dramatically increased the growth of supply in 2007. This oversupply led to significant discounting and aggressive distribution expansion by processors in an effort to stimulate incremental demand and sell their supply in the organic milk market. Faced with the potential of losing market share in the organic milk market, we made the strategic decision to defend the long-term value of the Horizon Organic brand by increasing our price competitiveness and marketing investment behind the brand in 2007. Our efforts were successful in maintaining and expanding our market share in the organic milk market with the Horizon Organic volume growing in excess of 30% in the fourth quarter of 2007 and 18% for the year when compared to similar periods in the prior year. However, the increased level of discounting negatively impacted the profitability of our WhiteWave segment. The market for organic milk is currently very dynamic and is beginning to shift back to an under supply situation in the first quarter of 2008.

Credit Facility and Special Cash Dividend

On April 2, 2007, we recapitalized our balance sheet through the completion of a new $4.8 billion senior credit facility and the return of $1.94 billion to shareholders of record on March 27, 2007, through a $15 per share special cash dividend. We entered into an amended and restated credit agreement that consists of a combination of a $1.5 billion 5-year senior secured revolving credit facility, a $1.5 billion 5-year senior secured term loan A, and a $1.8 billion 7-year senior secured term loan B. The completion of the new senior credit facility and special cash dividend resulted in the write-off of $13.5 million of financing costs, and $6.2 million of professional fees and expenses, respectively. In addition, we entered into an amendment and restatement of our receivables facility that extended the facility termination date from November 15, 2009 to March 30, 2010. See note 9 to our Condensed Consolidated Financial Statements for more information.

Management Changes and Alignment

We continued to build our leadership team in 2007 with key additions in the area of supply chain, human resources, sales, and marketing.

- On November 5, 2007, Gregg Tanner joined Dean Foods as Executive Vice President and Chief Supply Chain Officer. Before joining our Company, he served as Senior Vice President, Global Operations, at the Hershey Company. Prior to his role at Hershey, Mr. Tanner held the position of Senior Vice President, Retail Supply Chain at ConAgra Foods, as well as various positions at the Quaker Oats Company and Ralston Purina.

- On June 18, 2007, Paul Moskowitz joined Dean Foods as Executive Vice President, Human Resources. Prior to joining our Company, Mr. Moskowitz served as the Chief People Officer for Pizza Hut, a division of Yum! Brands. Prior to his role at Pizza Hut he served in various Human Resources roles with Yum! Brands, Darden Restaurants, Brinker International, and Towers Perrin.

In late 2007 and into 2008, we began to align our leadership teams and the development of strategic initiatives around more clearly defined business platforms.

- Chris Sliva was promoted to Chief Operating Officer of Morningstar. Mr. Sliva joined the Company in 2006 as Senior Vice President of Sales and Chief Customer Officer at WhiteWave. Prior to joining our Company, Mr. Sliva served in various positions at Eastman Kodak Corporation, Fort James Corporation, and Procter & Gamble. Mr. Sliva reports to Joe Scalzo, President and Chief Executive Officer of Morningstar and WhiteWave.

- Harrald Kroeker was promoted to President, Direct Store Delivery Group. Mr. Kroeker joined the Company in November 2006. Prior to joining our Company, Mr. Kroeker served in various executive capacities at Pepsi Bottling Group, Polaroid, and Procter & Gamble.

- Greg McKelvey was promoted to Senior Vice President, Dean Foods Strategy and Marketing Services. Mr. McKelvey joined the Company in 2005 as the Senior Vice President, Strategic Planning for our WhiteWave segment. Prior to joining our Company, Mr. McKelvey was a consultant with Bain & Company.

As part of these initiatives, we eliminated a number of positions in the Dairy Group, including that held by Alan Bernon, the former President of the Dairy Group. Over time, we believe this management alignment between Morningstar and WhiteWave will leverage the manufacturing, innovation, and systems infrastructure of both Morningstar and WhiteWave across an extended warehouse platform. Mr. Tanner, Mr. Moskowitz, Mr. Kroeker and Mr. McKelvey report directly to Gregg Engles, our Chairman and CEO.

Centralization of Finance and Transaction Processing Activities

In late 2006, we began centralizing our finance and transaction processing activities within five regional finance and transaction processing centers across the United States, the largest of which is located in Dallas, Texas. Centralizing these activities will allow us to better leverage our people, systems, and tools. It also will provide the foundational base to execute the platform strategies. All five of the facilities were operational as of the end of 2007. We will substantially complete the centralization of the finance and payroll processing activities in the first half of 2008. We will continue to centralize specific processing activities, largely accounts payable, through 2009.

Facility Closing and Reorganization Activities

In 2007, we recorded a charge of $34.4 million as part of our ongoing supply chain and cost savings initiatives. We recorded a charge of $28.1 million related to our Dairy Group operations for realignment of management positions, workforce reductions, and the closing of three Dairy Group facilities and other previously announced plans. We also recorded a charge of $6.3 million related to the previously announced centralization of certain finance and transaction processing activities from local to regional facilities. These charges include the following costs:

- Workforce reductions as a result of facility closings, facility reorganizations and consolidation of administrative functions;

- Shutdown costs, including those costs necessary to prepare abandoned facilities for closure;

- Costs incurred after shutdown, such as lease obligations or termination costs, utilities and property taxes;

- Costs associated with the centralization of certain finance and transaction processing activities from local to regional facilities; and

- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of facilities that are no longer used in operations. The impairments relate primarily to owned buildings, land and equipment at the facilities, which are written down to their estimated fair value and held for sale.

We expect to incur additional charges related to all of these restructuring plans of $6.5 million through the end of 2008.

Acquisitions and Discontinued Operations

Friendship Dairies — On March 13, 2007, our Dairy Group completed the acquisition of Friendship Dairies, Inc., a manufacturer, marketer and distributor of cultured dairy products primarily in the northeastern United States. This transaction expanded our cultured dairy product capabilities and added a strong regional brand. We paid approximately $130 million, including transaction costs, for the purchase of Friendship Dairies and funded the purchase price with borrowings under our senior credit facility.

Other Acquisitions — We have noted an increase in opportunities to acquire additional dairy manufacturing facilities. We attribute this recent trend largely to the rising commodity prices and competitive environment. In early

2008, we acquired two manufacturing facilities that supplement our DSD platform. These facilities were acquired from Wells Dairy, Inc. and SUPERVALU INC. The purchase price of these two facilities aggregated to approximately $50 million. As we move forward, we may choose to make additional acquisitions of attractively valued and strategically desirable facilities.

Iberian Operations — Our former Iberian operations included the manufacture and distribution of private label and branded milk across Spain and Portugal. On September 14, 2006, we completed the sale of our operations in Spain for net cash proceeds of approximately $96 million.

In connection with the sale of our operations in Spain, we entered into an agreement to sell our Portuguese operations (that comprised the remainder of our Iberian operations) for $11.4 million subject to regulatory approvals and working capital settlements. We completed the sale of our Portuguese operations in January 2007. The Iberian operations have been reclassified as discontinued operations for all periods presented.

Employees

As of December 31, 2007, we had the following employees:

	No. of Employees	% of Total
Dairy Group	23,679	93%
WhiteWave	1,359	5
Corporate	547	2
Total	25,585	100%

Approximately 37% of the Dairy Group's and 38% of WhiteWave's employees participate in collective bargaining agreements. We believe our relationship with these organizations is satisfactory.

Government Regulation

Public Health

As a manufacturer and distributor of food products, we are subject to a number of food-related regulations, including the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the U.S. Food and Drug Administration ("FDA"). This comprehensive regulatory framework governs the manufacture (including composition and ingredients), labeling, packaging and safety of food in the United States. The FDA:

- regulates manufacturing practices for foods through its current good manufacturing practices regulations,
- specifies the standards of identity for certain foods, including many of the products we sell, and
- prescribes the format and content of certain information required to appear on food product labels.

In addition, the FDA enforces the Public Health Service Act and regulations issued thereunder, which authorizes regulatory activity necessary to prevent the introduction, transmission or spread of communicable diseases. These regulations require, for example, pasteurization of milk and milk products. We are subject to numerous other federal, state and local regulations involving such matters as the licensing and registration of manufacturing facilities, enforcement by government health agencies of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of food products.

We use quality control laboratories in our manufacturing facilities to test raw ingredients. Product quality and freshness are essential to the successful distribution of our products. To monitor product quality at our facilities, we maintain quality control programs to test products during various processing stages. We believe our facilities and manufacturing practices comply with all material government regulations.

Employee Safety Regulations

We are subject to certain safety regulations, including regulations issued pursuant to the U.S. Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. We believe that we are in material compliance with all employee safety regulations.

Environmental Regulations

We are subject to various environmental regulations. Ammonia, a refrigerant used extensively in our operations, is considered an "extremely" hazardous substance pursuant to U.S. federal environmental laws due to its toxicity. Also, certain of our facilities discharge biodegradable wastewater into municipal waste treatment facilities in excess of levels permitted under local regulations. As a result, certain of our subsidiaries are required to pay wastewater surcharges or to construct wastewater pretreatment facilities. To date, such wastewater surcharges have not had a material effect on our Consolidated Financial Statements.

We maintain above- and under-ground petroleum storage tanks at many of our facilities. These tanks are periodically inspected to determine compliance with applicable regulations. We are required to make expenditures from time to time in order to maintain compliance of these tanks. Upon removal of these tanks, it is generally necessary to restore the site to its original condition. To date, such expenditures have not had a material effect on our Consolidated Financial Statements.

We believe that we are in material compliance with the environmental regulations applicable to our business. We do not expect environmental compliance to have a material impact on our capital expenditures, earnings or competitive position in the foreseeable future.

Milk Industry Regulation

The federal government establishes minimum prices that we must pay to producers in federally regulated areas for raw milk. Raw milk contains primarily raw skim milk, in addition to a small percentage of butterfat. The federal government establishes separate minimum prices for raw skim milk and butterfat. Raw milk delivered to our facilities is tested to determine the percentage of butterfat, and we pay our suppliers separate prices for the raw skim milk and butterfat based on the results of these tests.

The federal government's minimum prices are calculated by economic formula based on supply and demand and vary depending on the processor's geographic location or sales area and the type of product manufactured using the raw product. Federal minimum prices change monthly. Class I butterfat and raw skim milk prices (which are the minimum prices we are required to pay for butterfat and raw skim milk that is processed into milk) and Class II raw skim milk prices (which are the prices we are required to pay for raw skim milk that is processed into products such as cottage cheese, creams, creamers, ice cream and sour cream) for each month are announced by the federal government by the 23rd day of the immediately preceding month. Class II butterfat prices for each month are announced on or before the fifth day after the end of that month.

Some states have established their own rules for determining minimum prices for raw milk. In addition to the federal or state minimum prices, we also pay producer premiums, procurement costs and other related charges that vary by location and vendor. A few states also have retail pricing requirements.

Organic Regulations

Our organic products are required to meet the standards set forth in the Organic Foods Production Act ("OFPA") and the regulations adopted thereunder by the National Organic Standards Board. These regulations require strict methods of production for organic food products and limit the ability of food processors to use non-organic or synthetic materials in the production of organic foods or in the raising of organic livestock. We believe that we are in compliance with the organic regulations applicable to our business.

Brief History

We commenced operations in 1988 through a predecessor entity. Our original operations consisted solely of a packaged ice business. Since then the following activity has occurred:

December 1993	• Acquired Suiza Dairy Corporation, a regional dairy processor located in Puerto Rico. We then began acquiring other local and regional U.S. dairy processors, growing our dairy business rapidly primarily through acquisitions.
April 1996	• Completed our initial public offering under our former name "Suiza Foods Corporation" and began trading on NASDAQ National Market.
January 1997	• Completed a secondary offering.
March 1997	• Began trading on the New York Stock Exchange.
August 1997	• Acquired Franklin Plastics, Inc., a company engaged in the business of manufacturing and selling plastic containers. After the acquisition, we began acquiring other companies in the plastic packaging industry.
November 1997	• Acquired Morningstar Foods Inc., whose business was a predecessor to our WhiteWave segment. This was our first acquisition of a company with national brands.
April 1998	• Sold our packaged ice operations.
May 1998	• Acquired Continental Can Company, making us one of the largest plastic packaging companies in the United States.
July 1999	• Sold all of our U.S. plastic packaging operations to Consolidated Container Company in exchange for cash and a minority interest in the purchaser.
January 2000	• Acquired Southern Foods Group, L.P., the third largest dairy processor in the United States, making us the largest dairy processor in the country.
February 2000	• Acquired Leche Celta, one of the largest dairy processors in Spain.
March and May 2000	• Sold our European packaging operations.
December 2001	• Acquired Dean Foods Company ("Legacy Dean") and changed our name from Suiza Foods Corporation to Dean Foods Company. Legacy Dean changed its name to Dean Holding Company.
May 2002	• Acquired the portion of White Wave, Inc. that we did not already own.
January 2004	• Acquired the portion of Horizon Organic that we did not already own.
2005	• Consolidated our nationally branded business, including White Wave, Horizon Organic and Dean National Brand Group into a single operating unit called WhiteWave.
June 2005	• Spun-off our Specialty Foods Group segment to our shareholders.
September 2006	• Sold our Leche Celta operations in Spain.
January 2007	• Sold our Leche Celta operations in Portugal.
March 2007	• Acquired Friendship Dairies, one of the largest dairy products manufacturer, marketer and distributor in the northeastern United states.
April 2007	• Paid a special cash dividend of $15 per share to our shareholders.
January 2008	• Acquisition of a fresh fluid facility from Wells Dairy, Inc.
February 2008	• Acquisition of a fresh fluid facility from SUPERVALU INC.

Minority Holdings

We own an approximately 25% interest, on a fully diluted basis, in Consolidated Container Company ("CCC"), one of the nation's largest manufacturers of rigid plastic containers and our largest supplier of plastic bottles and bottle components. We have owned a minority interest in CCC since July 1999 when we sold our

U.S. plastic packaging operations to CCC. Vestar Capital Partners controls CCC through a majority ownership interest. Less than 1% of CCC is owned indirectly by Alan Bernon, a member of our Board of Directors, and his brother Peter Bernon. Pursuant to our agreements with Vestar, we control two of the eight seats on CCC's Management Committee. We also have entered into various supply agreements with CCC pursuant to which we have agreed to purchase certain of our requirements for plastic bottles and bottle components from CCC. In 2007, we spent $264.0 million on products purchased from CCC.

See Note 3 to our Consolidated Financial Statements for more information about our investment in CCC.

Where You Can Get More Information

Our fiscal year ends on December 31. We furnish our stockholders with annual reports containing audited financial statements. In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We file our reports with the Securities and Exchange Commission electronically through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding companies that file electronically with the Securities and Exchange Commission through EDGAR. The address of this Internet site is *http://www.sec.gov*.

We also make available free of charge through our website at *www.deanfoods.com* our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Our Code of Ethics, which is applicable to all of our employees and directors, is available on our corporate website at *www.deanfoods.com*, together with the Corporate Governance Principles of our Board of Directors and the charters of all of the Committees of our Board of Directors. Any waivers that we may grant to our executive officers or directors under the Code of Ethics, and any amendments to our Code of Ethics, will be posted on our corporate website. If you would like hard copies of any of these documents, or of any of our filings with the Securities and Exchange Commission, write or call us at:

Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201
(214) 303-3400
Attention: Investor Relations

Item 1A. ***Risk Factors***

We Have Substantial Debt and Other Financial Obligations and We May Incur Even More Debt.

We have substantial debt and other financial obligations and significant unused borrowing capacity. See "Part II Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

As a result of the recapitalization of our balance sheet on April 2, 2007, we entered into a new $4.8 billion senior secured credit facility. This transaction significantly increased our leverage profile and interest expense. Our debt level and related debt service obligations:

- require us to dedicate significant cash flow to the payment of principal and interest on our debt which reduces the funds we have available for other purposes;
- may limit our flexibility in planning for or reacting to changes in our business and market conditions;

- impose on us additional financial and operational restrictions;
- expose us to interest rate risk since a portion of our debt obligations are at variable rates; and
- restrict our ability to fund acquisitions.

Under our senior secured credit facility, we are required to maintain certain financial covenants, including, but not limited to, maximum leverage and minimum interest coverage ratios. Throughout 2007, significant increases in raw material and other input costs, as well as the oversupply of raw organic milk, increased our working capital requirements, decreased our operating profitability, and limited our ability in the near term to reduce the borrowings under the senior secured credit facility. Our ability to make scheduled payments on our debt and other financial obligations and comply with financial covenants depends on our financial and operating performance. Our financial and operating performance will continue to be subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

As of December 31, 2007, our maximum permitted leverage ratio was 6.25 times consolidated funded indebtedness to consolidated EBITDA for the prior four consecutive quarters, each as defined under and calculated in accordance with the terms of our senior credit facility and our receivables facility. As of December 31, 2007, our leverage ratio was 5.95. The maximum permitted leverage ratio under both the senior secured credit facility and the receivables facility will decline to 5.75 as of December 31, 2008. Failure to comply with the leverage ratio, or any other financial or restrictive covenant, could create a default under our senior secured credit facility and under our receivables facility. We have pledged substantially all of our assets (including the assets of our subsidiaries) to secure our indebtedness. Upon a default, our lenders could accelerate the indebtedness under the facilities, foreclose against their collateral or seek other remedies, which would jeopardize our ability to continue our current operations. In addition, we may be required to amend our credit facility, refinance all or part of our existing debt, sell assets, incur additional indebtedness or raise equity. Further, our actual performance levels under this reduced leverage ratio or our other financial covenants could limit our ability to incur additional debt under our senior secured credit facility, which could hinder our ability to execute our current business strategy.

Changes in Our Credit Ratings May Have a Negative Impact on Our Financing Cost or the Availability of Capital.

Some of our debt is rated by Standard & Poor's and Moody's, and there are a number of factors beyond our control with respect to these ratings. During 2007, in response to our increased leverage and the difficult dairy operating environment, both Standard & poor's and Moody's downgraded our debt ratings. A further downgrade could increase our cost of capital and reduce our access to financial markets.

Availability and Changes in Raw Material and Other Input Costs Can Adversely Affect Us.

Raw skim milk is the most significant raw material that we use in our Dairy Group. Organic raw milk, organic soybeans and sugar are significant inputs utilized by WhiteWave. The prices of these materials increase and decrease based on supply and demand, and in some cases, governmental regulation. In 2007, we experienced rapidly rising, all time-high prices in conventional raw milk prices. A declining dollar, constraints on global dairy supply growth and rising global demand for dairy-based protein combined to sharply increase foreign demand for U.S.-produced non-fat dry milk powder. This export demand drove prices for raw conventional milk sharply higher in 2007. The rising milk prices increased our costs from shrink, as lost product became more costly. At the same time, the pricing dynamics in the dairy industry resulted in sharply reduced profit contribution from our sales of excess cream to third parties. There continues to be significant volatility in the pricing of conventional raw milk and we anticipate that volatility to continue throughout 2008. In many cases we are able to adjust our pricing to reflect changes in raw material costs; however, volatility in the cost of our raw materials can adversely affect our performance and erode our profit margins as price changes often lag changes in costs. Furthermore, cost increases may exceed the price increases we are able to pass along to our customers. While we currently expect conventional raw milk prices to decline in 2008 from the levels experienced in the fourth quarter of 2007, we expect the prices to remain higher than in past periods. High raw material costs can put downward pressure on our margins and our volumes.

In the past, the industry-wide demand for organic raw milk has generally exceeded supply, resulting in our inability to fully meet customer demand. However, strong economic incentives for conventional farmers to become organic plus a change in the organic farm transition rules caused supply to increase significantly in 2007. This oversupply led to significant discounting and aggressive distribution expansion by processors in an effort to sell their supply in the organic milk market. The market for organic raw milk is currently very dynamic and is beginning to shift back to an undersupply situation, with some farmers moving back to conventional due to high feed costs and attractive prices being paid for conventional milk. These factors could increase costs and cause our sales of Horizon Organic to decline as consumers look for lower cost alternatives. Uncertainties surrounding organic milk supply, increased costs associated with organic farming, and competitive pressures could continue to negatively impact the profitability of our WhiteWave segment.

Because our Dairy Group delivers the majority of its products directly to customers through its "direct store delivery" system, we are a large consumer of fuel. Similarly, WhiteWave is impacted by the costs of petroleum-based products through the use of common carriers in delivering their products. We also utilize a significant amount of resin, which is the primary component used in our plastic bottles. During 2007, the prices of resin decreased slightly, while diesel prices were largely unchanged. Future increases in fuel and resin prices may adversely affect our results of operations. In addition, resin supplies have from time to time been insufficient to meet demand. A disruption in our ability to secure an adequate resin supply could adversely affect our operations.

We May Not Realize Anticipated Benefits from Our Multi-Year Initiatives.

We have several multi-year initiatives underway, which we believe are necessary in order to position our business for future success and growth. These initiatives include the following: centralizing certain of our functions, including our finance and analytical systems; and optimizing our manufacturing and distribution capabilities. Over the next several years, these initiatives will require investments in people, systems, tools and facilities. Our future success and earnings growth depends in part on our ability to reduce costs, improve efficiencies and better serve our customers. If we are unable to successfully implement these initiatives, or fail to implement them as timely as we anticipate, we could become cost disadvantaged in the market place, lose customers and experience declines in market share.

Centralization of certain functions. We are currently realigning certain functions of our business in order to further streamline our organization, improve efficiency and better meet the needs of our customers. These initiatives involve centralizing certain of our purchasing, selling, support and decision making and brand building activities, which we anticipate will enable us to more effectively and efficiently manage our business. Our failure to successfully manage these transitions could cause us to incur unexpected costs, which could have a material adverse effect on our financial results. In addition, the impact of these actions on our earnings growth and profitability may be influenced by factors including but not limited to: (1) our ability to retain and attract key employees and operating officers; (2) our ability to execute these initiatives in a cost effective manner; (3) our ability to maintain satisfactory relationships with our customers; and (4) our ability to maintain satisfactory relationships with our suppliers.

Realignment of our financial and analytical systems. In 2007, we centralized many of the administrative functions that were historically accomplished at the plant level into regional accounting and transaction centers, which we anticipate will increase quality, capability, and standardization across the business. However, we must continue to improve and standardize our systems and processes to deliver the data we need to accurately analyze, plan and forecast our business and capitalize on opportunities.

Optimizing our manufacturing and distribution capabilities. Due to the perishable nature of its products, our Dairy Group delivers the majority of its products directly to its customers' stores in refrigerated trucks or trailers that we own or lease. This form of delivery is called a "direct store delivery" or "DSD" system. We believe that our DSD system is one of the most extensive refrigerated DSD systems in the United States. We also have an extensive network of manufacturing plants across the country. These plants and their related distribution systems were acquired by us over time and are not yet designed or configured to fully maximize productivity and efficiency. We are evaluating our entire supply chain and anticipate over the next several years that we will realign our manufacturing and distribution capabilities and will close additional facilities. However, if we are unsuccessful in our efforts to streamline and upgrade our manufacturing and distribution capabilities, we could be faced with unrealized profit potential through waste and inefficiency, leaving us vulnerable to technological obsolescence, low returns on our capital investments, and a decline in our profitability.

We Must Identify Changing Consumer Preferences and Develop and Offer Innovative Products to Meet Their Preferences.

Consumer preferences evolve over time and the success of our products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Introduction of new products and product extensions requires significant development and marketing investment. Currently, we believe consumers are trending toward health and wellness beverages. Although we have increased our innovation efforts and spend in order to capitalize on this trend, there are currently several global competitors with greater resources with whom we compete in these areas. If our products fail to meet consumer preferences, the return on our investment in those areas will be less than anticipated and our innovation strategy will not succeed.

Our Business is Subject to Various Environmental Laws, Which May Increase Our Compliance Costs.

Our business operations are subject to numerous environmental and other air pollution control laws, including the federal Clean Air Act, the federal Clean Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, as well as state and local statutes. These laws and regulations cover the discharge of pollutants, wastewater, and hazardous materials into the environment. In addition, various laws and regulations addressing climate change are being considered or implemented at the federal and state levels. New legislation, as well as current federal and other state regulatory initiatives relating to these environmental matters, could require us to replace equipment, install additional pollution controls, purchase various emission allowances or curtail operations. These costs could adversely affect our results.

The Consolidation of Retail Customers May Put Pressures on Our Operating Margins and Profitability.

Our customers such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years and consolidation is expected to continue. These consolidations have produced large, sophisticated customers with increased buying power. Some of these customers are vertically integrated and may use shelf space currently used for our products for their private label products. In addition, our large retail customers may seek to use their position to improve their profitability through improved efficiency, lower pricing and increased promotional programs. If we are unable to use our scale, marketing expertise, product innovation and category leadership positions to respond to these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our profitability.

The Loss of One of Our Largest Customers Could Negatively Impact Our Sales and Profits.

Our largest customer, Wal-Mart Stores, Inc. and its subsidiaries, including Sam's Club, accounted for approximately 17.9% of consolidated net sales during 2007, consisting of 18.5% of the Dairy Group's net sales and 14.1% of WhiteWave's net sales. During 2007, our top five customers, collectively, accounted for approximately 30.0% of our consolidated net sales, or approximately 31.2% of the Dairy Group's net sales and 23.4% of WhiteWave's net sales. The loss of any large customer for an extended length of time could negatively impact our sales and profits. In addition, we do not have agreements with many of our largest customers, and most of the agreements that we do have are generally terminable at will by the customer. Finally, many of our retail customers have become increasingly price sensitive in the current intensely competitive environment. Over the past few years, we have been subject to a number of competitive bidding situations in our Dairy Group, which reduced our profitability on sales to several customers. We expect this trend to continue. In bidding situations, we are subject to the risk of losing certain customers altogether.

Our Products Could Attract Increased Competitive Activity, Which Could Impede Our Growth Rate and Cost Us Sales.

Our *Silk* soymilk and *Horizon Organic* organic food and beverage products have leading market shares in their categories and have benefited in many cases from being the first to introduce products in their categories. As soy and organic products continue to gain in popularity with consumers, we expect our products in these categories to continue to attract competitors. Many large food and beverage companies have substantially more resources than we do, and they may be able to market their soy and organic products more successfully than us, which could cause our growth rate in these categories to be slower than our forecast and could cause us to lose sales. The increase in popularity of soy and organic milks is also attracting private label competitors who sell their products at a lower price. The success of private label brands could adversely affect our sales and profitability. The willingness of consumers to purchase our products will depend upon our ability to offer products providing the right consumer benefits at the right price. Furthermore, in periods of economic uncertainty, consumers tend to purchase more private label or other lower-priced products, which could result in a reduction of sales of our branded products.

Our *International Delight* coffee creamer competes intensely with Nestlé *CoffeeMate®* business. Our failure to successfully compete with Nestlé could have a material adverse effect on the sales and profitability of our *International Delight®* business.

We May Experience Liabilities or Negative Effects on Our Reputation as a Result of Product Recalls, Product Injuries or Other Legal Claims.

We sell products for human consumption, which involves a number of legal risks. Product contamination, spoilage or other adulteration, product misbranding or product tampering could require us to recall products. We also may be subject to liability if our products or operations violate applicable laws or regulations or in the event our products cause injury, illness or death. In addition, we advertise our products and could be the target of claims relating to false or deceptive advertising under U.S. federal and state laws, including consumer protection statutes of some states. A significant product liability or other legal judgment against us or a widespread product recall may negatively impact our profitability. Even if a product liability or consumer fraud claim is unsuccessful or is not merited, the negative publicity surrounding such assertions regarding our products or processes could adversely affect our reputation and brand image.

The Loss of Rights to Any of Our Licensed Brands Could Adversely Affect Our Sales and Profits.

We sell certain of our products under licensed brand names such as *Borden, LAND O'LAKES, Pet*, and others. In some cases, we have invested significant capital in product development and marketing and advertising related to these licensed brands. Should our rights to manufacture and sell products under any of these names be terminated for any reason, our financial performance and results of operations could be materially and adversely affected.

Changes in Laws, Regulations and Accounting Standards Could Have an Adverse Effect on Our Financial Results.

We are subject to federal, state, local and foreign governmental laws and regulations, including those promulgated by the United States Food and Drug Administration, the United States Department of Agriculture, the Sarbanes-Oxley Act of 2002 and numerous related regulations promulgated by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and the Financial Accounting Standards Board. Changes in federal, state or local laws, or the interpretations of such laws and regulations, may negatively impact our financial results or our ability to market our products.

Pension Costs Could Increase at a Higher Than Anticipated Rate.

Changes in interest rates or in the market value of plan assets could affect the funded status of our pension plans. This could cause volatility in our benefits costs and increase future funding requirements of our plans. Pension and post-retirement costs also may be significantly affected by changes in key actuarial assumptions including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and annual periodic pension costs. A significant increase in future funding requirements could have a negative impact on our results of operations, financial condition and cash flows.

Disruption of Our Supply Chain Could Adversely Affect Our Business.

Damage or disruption to our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or other reasons could impair our ability to manufacture or distribute our products. To the extent the we are unable, or it is not financially feasible, to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, there could be an adverse affect on our business and results of operations, and additional resources could be required to restore our supply chain.

Item 1B. Unresolved Staff Comments

None.

Item 2. ***Properties***

Dairy Group

Our Dairy Group currently conducts its manufacturing operations within the following 100 facilities, most of which are owned:

Birmingham, Alabama (2)
Decatur, Alabama
Buena Park, California (2)
City of Industry, California
Fullerton, California
Gustine, California
Hayward, California
Riverside, California
Tulare, California
Delta, Colorado
Denver, Colorado (3)
Englewood, Colorado
Greeley, Colorado
Newington, Connecticut
Miami, Florida
Orange City, Florida
Orlando, Florida
Baxley, Georgia
Braselton, Georgia
Hilo, Hawaii
Honolulu, Hawaii
Boise, Idaho
Belvidere, Illinois
Chemung, Illinois
Huntley, Illinois
O'Fallon, Illinois
Rockford, Illinois
Huntington, Indiana
Rochester, Indiana
LeMars, Iowa
Louisville, Kentucky
Murray, Kentucky
Newport, Kentucky
New Orleans, Louisiana
Shreveport, Louisiana
Bangor, Maine
Franklin, Massachusetts
Lynn, Massachusetts
Mendon, Massachusetts
Evart, Michigan
Flint, Michigan
Grand Rapids, Michigan
Livonia, Michigan
Marquette, Michigan
Thief River Falls, Minnesota
White Bear Lake, Minnesota
Woodbury, Minnesota
Billings, Montana
Great Falls, Montana
Kalispell, Montana
Lincoln, Nebraska
Las Vegas, Nevada
Reno, Nevada
Burlington, New Jersey
Albuquerque, New Mexico
Friendship, New York
New Delhi, New York
Rensselaer, New York
Hickory, North Carolina
High Point, North Carolina
Winston-Salem, North Carolina
Bismarck, North Dakota
Tulsa, Oklahoma
Marietta, Ohio
Springfield, Ohio
Toledo, Ohio
Belleville, Pennsylvania
Erie, Pennsylvania
Landsdale, Pennsylvania
Lebanon, Pennsylvania
Schuylkill Haven, Pennsylvania
Sharpsville, Pennsylvania
Florence, South Carolina
Spartanburg, South Carolina
Sioux Falls, South Dakota
Athens, Tennessee
Kingsport, Tennessee
Nashville, Tennessee(2)
Dallas, Texas(2)
El Paso, Texas
Houston, Texas
Lubbock, Texas
McKinney, Texas
San Antonio, Texas
Sulphur Springs, Texas(2)
Waco, Texas
Orem, Utah
Salt Lake City, Utah
Portsmouth, Virginia
Richmond, Virginia
Springfield, Virginia
Richland Center, Wisconsin
Sheboygan, Wisconsin

Each of the Dairy Group's manufacturing facilities also serves as a distribution facility. In addition, our Dairy Group has numerous distribution branches located across the country, some of which are owned but most of which are leased. The Dairy Group's headquarters are located in Dallas, Texas in leased premises.

WhiteWave

WhiteWave currently conducts its manufacturing operations from the following six facilities, all but one of which is owned:

- City of Industry, California
- Jacksonville, Florida

- Bridgeton, New Jersey
- Cedar City, Utah
- Mt. Crawford, Virginia
- Aberystwyth, United Kingdom

WhiteWave also owns two organic dairy farms located in Paul, Idaho and Kennedyville, Maryland and leases an organic dairy farm in Portales, New Mexico.

WhiteWave's headquarters are located in leased premises in Broomfield, Colorado.

Corporate

Our corporate headquarters are located in leased premises at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201.

Item 3. *Legal Proceedings*

We are not party to, nor are our properties the subject of, any material pending legal proceedings other than set forth below. However, we are party from time to time to certain claims, litigation, audits and investigations. We believe that we have established adequate reserves to satisfy any potential liability we may have under all such claims, litigations, audits and investigations that are currently pending. In our opinion, the settlement of any such currently pending or threatened matter is not expected to have a material adverse impact on our financial position, results of operations or cash flows.

We were named, among several defendants, in two purported class action antitrust complaints filed on July 5, 2007. The complaints were filed in the United States District Court for the Middle District of Tennessee, Columbia Division, and allege generally that we and others in the milk industry worked together to limit the price Southeastern dairy farmers are paid for their raw milk and to deny these farmers access to fluid Grade A milk processing facilities. A third purported class action was filed on August 9, 2007 in the United States District Court for the Eastern District of Tennessee, Greenville Division. The allegations contained in this third complaint are similar to those in the first and second complaints except that the new suit added a claim that defendants' conduct also artificially inflated retail prices for direct milk purchasers. Two additional class actions were filed on August 27, 2007 and October 3, 2007 in United States District Court for the Eastern District of Tennessee, Greenville Division. The allegations in these complaints are similar to those in the first and second complaints. On January 7, 2008, a United States Judicial Panel on Multidistrict Litigation ordered the consolidation of all of the pending cases to the Eastern District of Tennessee, Greenville Division. All actions on all pending cases are stayed pending an initial pretrial conference and status conference scheduled for March 11, 2008. We believe that the claims against us are without merit and we will vigorously defend the actions.

On January 18, 2008, our subsidiary, Kohler Mix Specialties, LLC ("Kohler"), was named as defendant in a civil complaint filed in the Superior Court, Judicial District of Hartford. The plaintiff in the case is the Commissioner of Environmental Protection of the State of Connecticut. The complaint alleges generally that Kohler improperly discharged wastewater into the waters of the State of Connecticut, and bypassed certain wastewater treatment equipment. The plaintiff is seeking injunctive relief and civil penalties with respect to the claims. We are currently investigating the matter and the claims presented. At this time, it is not possible for us to predict the ultimate outcome of this matter.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matter was submitted by us during the fourth quarter of 2007 to a vote of security holders, through the solicitation of proxies or otherwise.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock trades on the New York Stock Exchange under the symbol "DF." The following table sets forth the high and low closing prices of our common stock as quoted on the New York Stock Exchange for the last two fiscal years. At February 22, 2008, there were 4,664 record holders of our common stock.

	High	Low
2006:		
First Quarter	$39.69	$37.02
Second Quarter	39.79	34.70
Third Quarter	42.81	35.97
Fourth Quarter	43.51	39.36
2007:		
First Quarter	48.31	41.26
Second Quarter	47.33	31.00
Third Quarter	31.85	24.30
Fourth Quarter	27.77	24.51
2008:		
First Quarter (through February 22, 2008)	28.90	23.89

We have not historically declared or paid a cash dividend on our common stock. However, on April 2, 2007, we declared a special cash dividend of $15 per share, which decreased our stock price. We have no current plans to pay a cash dividend in the future. No adjustment has been made to the historical stock prices related to the impact of the cash dividend.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Current Debt Obligations" and Note 9 to our Consolidated Financial Statements for further information regarding the terms of our senior credit facility.

A summary of the increases in our stock repurchase program, as authorized by our Board of Directors, is shown below.

Date of Authorization	Authorized Increase in Stock Repurchase Program	Cumulative Authorized Stock Repurchase Program
	(In millions)	
September 15, 1998	$100	$ 100
September 28, 1999	100	200
November 17, 1999	100	300
May 19, 2000	100	400
November 2, 2000	100	500
January 8, 2003	150	650
February 12, 2003	150	800
September 7, 2004	200	1,000
November 2, 2004	100	1,100
August 10, 2005	300	1,400
November 2, 2005	300	1,700
May 3, 2006	300	2,000
November 29, 2006	300	2,300

We made no share repurchases in 2007. As of December 31, 2007, $218.7 million was available for repurchases under this program (excluding fees and commissions). Repurchased shares are treated as effectively retired in the Consolidated Financial Statements.

Item 6. *Selected Financial Data*

The following selected financial data as of and for each of the five years in the period ended December 31, 2007 has been derived from our audited Consolidated Financial Statements. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data should be read in conjunction with our Consolidated Financial Statements and related Notes.

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(Dollars in thousands except share data)				
Operating data:					
Net sales	$ 11,821,903	$ 10,098,555	$ 10,174,718	$ 9,725,548	$ 8,146,103
Cost of sales	9,084,318	7,358,676	7,591,548	7,338,138	5,985,527
Gross profit(1)	2,737,585	2,739,879	2,583,170	2,387,410	2,160,576
Operating costs and expenses:					
Selling and distribution	1,721,617	1,648,860	1,581,028	1,472,112	1,309,498
General and administrative	419,518	409,225	380,490	355,772	330,751
Amortization of intangibles	6,744	5,983	6,106	5,105	3,576
Facility closing and reorganization costs	34,421	25,116	35,451	24,575	11,787
Other operating (income) expense(2)	1,688	—	—	(5,899)	(68,719)
Total operating costs and expenses	2,183,988	2,089,184	2,003,075	1,851,665	1,586,893
Operating income	553,597	650,695	580,095	535,745	573,683
Other (income) expense:					
Interest expense(3)	333,202	194,547	160,230	191,788	166,897
Financing charges on trust issued preferred securities	—	—	—	—	14,164
Equity in (earnings) losses of unconsolidated affiliates	—	—	—	—	(244)
Other (income) expense, net	5,926	435	(683)	(722)	(2,708)
Total other expense	339,128	194,982	159,547	191,066	178,109
Income from continuing operations before income taxes	214,469	455,713	420,548	344,679	395,574
Income taxes	84,007	175,450	163,898	138,472	159,386
Income from continuing operations	130,462	280,263	256,650	206,207	236,188
Gain (loss) on sale of discontinued operations, net of tax	608	(1,978)	38,763	—	—
Income (loss) from discontinued operations, net of tax	283	(52,871)	14,793	47,514	85,297
Income before cumulative effect of accounting change	131,353	225,414	310,206	253,721	321,485
Cumulative effect of accounting change, net of tax(4)	—	—	(1,552)	—	—
Net income	$ 131,353	$ 225,414	$ 308,654	$ 253,721	$ 321,485
Cash dividend paid per share	$ 15.00	$ —	$ —	$ —	$ —
Basic earnings per common share:					
Income from continuing operations	$ 1.00	$ 2.09	$ 1.75	$ 1.33	$ 1.63
Income (loss) from discontinued operations	0.01	(0.41)	0.36	0.31	0.58
Cumulative effect of accounting change	—	—	(0.01)	—	—
Net income	$ 1.01	$ 1.68	$ 2.10	$ 1.64	$ 2.21
Diluted earnings per common share:					
Income from continuing operations	$ 0.95	$ 2.01	$ 1.67	$ 1.28	$ 1.53
Income (loss) from discontinued operations	0.01	(0.40)	0.35	0.30	0.53
Cumulative effect of accounting change	—	—	(0.01)	—	—
Net income	$ 0.96	$ 1.61	$ 2.01	$ 1.58	$ 2.06
Average common shares:					
Basic	130,310,811	133,938,777	146,673,322	154,635,979	145,201,412
Diluted	137,291,998	139,762,104	153,438,636	160,704,576	160,695,670
Other data:					
Ratio of earnings to fixed charges(5)	1.56x	2.87x	3.01x	2.69x	2.89x

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(Dollars in thousands except share data)				
Balance sheet data (at end of period):					
Total assets	$ 7,033,356	$ 6,770,173	$ 7,050,884	$ 7,756,368	$ 6,992,536
Long-term debt(6)	5,272,351	3,355,851	3,386,848	3,214,269	2,777,928
Other long-term liabilities	320,256	238,682	225,479	321,252	256,371
Total stockholders' equity(7)	51,267	1,809,399	1,902,213	2,692,985	2,567,390

(1) As disclosed in Note 1 to our Consolidated Financial Statements we include certain shipping and handling costs within selling and distribution expense. As a result, our gross profit may not be comparable to other entities that present all shipping and handling costs as a component of cost of sales.

(2) Results for 2007 include a loss of $1.7 million relating to the sale of our tofu business. Results for 2004 include a gain of $5.9 million primarily related to the settlement of litigation. Results for 2003 include a gain of $66.2 million on the sale of our frozen pre-whipped topping and frozen creamer operations and a gain of $2.5 million related to the divestiture of 11 facilities in 2001 in connection with our acquisition of Legacy Dean.

(3) Results for 2007 and 2004 include a charge of $13.5 million and $32.6 million, respectively, to write-off financing costs related to the refinancing of our senior credit facility.

(4) In the fourth quarter of 2005, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 47 "Accounting for Conditional Asset Retirement Obligations". If FIN 47 had always been in effect, we would have expensed this amount for depreciation in periods prior to January 1, 2005.

(5) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income before income taxes plus fixed charges. "Fixed charges" consist of interest on all debt, amortization of deferred financing costs and the portion of rental expense that we believe is representative of the interest component of rent expense.

(6) Includes the current portion of long-term debt.

(7) On April 2, 2007, we recapitalized our balance sheet with the completion of a new $4.8 billion senior credit facility and the return of $1.94 billion to shareholders on record as of March 27, 2007, through a $15 per share special cash dividend.

Effective January 1, 2007, we adopted Financial Interpretation Number ("FIN") 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", as a result we recognized a $25.9 million increase in our liability for uncertain tax positions, a $20.1 million increase in deferred income tax assets, a $0.3 million decrease to additional paid-in capital, a $0.2 million decrease to goodwill, and a $5.7 million decrease to retained earnings.

The balance at December 31, 2006 reflects a $14.8 million reduction related to the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106, and 132(R)". The reduction had no impact on net income.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Business Overview

We are one of the leading food and beverage companies in the United States. Our Dairy Group segment is the largest processor and distributor of milk and other dairy products in the country, with products sold under more than 50 familiar local and regional brands and a wide-array of private labels. Our WhiteWave Foods ("WhiteWave") segment markets and sells a variety of nationally branded dairy and dairy-related products such as *Silk®* soymilk , *Horizon Organic®* milk and other dairy products, *International Delight®* coffee creamers, *LAND O'LAKES®* creamers and other fluid dairy products. White Wave's *Rachel's Organic®* dairy products brand is the second largest organic yogurt brand in the United Kingdom.

Dairy Group — Our Dairy Group segment is our largest segment, with approximately 88% of our consolidated net sales in 2007. Our Dairy Group manufactures, markets and distributes a wide variety of branded and private label dairy case products, including milk, creamers, ice cream, cultured dairy products and juices to retailers, distributors, foodservice outlets, educational institutions and governmental entities across the United States. Due to the perishable nature of the Dairy Group's products, our Dairy Group delivers the majority of its products directly to its customers' stores in refrigerated trucks or trailers that we own or lease. This form of delivery is called a "direct store delivery" or "DSD" system. We believe that our Dairy Group has one of the most extensive refrigerated DSD systems in the United States. The Dairy Group sells its products primarily on a local or regional basis through its local and regional sales forces, although some national customer relationships are coordinated by the Dairy Group's corporate sales department. Most of the Dairy Group's customers, including its largest customer, purchase products from the Dairy Group either by purchase order or pursuant to contracts that are generally terminable at will by the customer.

The dairy industry is a mature industry that has traditionally been characterized by slow to flat growth, low profit margins, fragmentation and excess capacity. Excess capacity resulted from the development of more efficient manufacturing techniques and declining demand for fluid milk products. From 1990 through 2001, the dairy industry experienced significant consolidation led by us. Consolidation has resulted in lower operating costs, less excess capacity and greater efficiency. According to the United States Department of Agriculture ("USDA"), per capita consumption of fluid milk and cream decreased by over 10% from 1990 to the end of 2007, although total consumption has remained relatively flat over the same period due to population increases. Therefore, volume sales growth across the industry generally remains flat to modest, profit margins generally remain low and excess manufacturing capacity continues to exist. In this environment, price competition is particularly intense, as smaller processors seek to retain enough volume to cover their fixed costs. In response to this dynamic and significant competitive pressure caused by the ongoing consolidation among food retailers, many processors, including us, are now placing an increased emphasis on product differentiation and cost reduction in an effort to increase consumption, sales and margins. Historically, our Dairy Group volume growth has paced with or exceeded the industry, which we attribute largely to our national DSD system, brand recognition, and service quality.

Our Dairy Group has several competitors in each of our major product and geographic markets. Competition between dairy processors for shelf-space with retailers is based primarily on price, service and quality, while competition for consumer sales is based on a variety of factors such as brand recognition, price, taste preference and quality. In some cases the Dairy Group pays fees to customers for shelf space or supply agreements. Dairy products also compete with many other beverages and nutritional products for consumer sales.

WhiteWave — Our WhiteWave segment net sales are approximately 12% of our consolidated net sales. WhiteWave develops, manufactures, markets and sells a variety of nationally branded soy, dairy and dairy-related products such as *Silk* soymilk and cultured soy products, *Horizon Organic* dairy and other products, *International Delight* coffee creamers, *LAND O'LAKES* creamers and fluid dairy products and *Rachel's Organic* dairy products. WhiteWave also sells *The Organic Cow®* organic dairy products. We license the *LAND O'LAKES* name from third parties.

WhiteWave sells its products to a variety of customers, including grocery stores, club stores, natural foods stores, mass merchandisers, convenience stores and foodservice outlets. WhiteWave sells its products through its internal sales force and through independent brokers. The majority of WhiteWave's products, including sales to its largest customer, are sold pursuant to customer purchase orders or pursuant to contracts that are generally terminable at will by the customer.

WhiteWave has several competitors in each of its product markets. Competition to obtain shelf-space with retailers for a particular product is based primarily on the expected or historical sales performance of the product compared to its competitors. Also, in some cases, WhiteWave pays fees to retailers to obtain shelf-space for a particular product. Competition for consumer sales is based on many factors, including brand recognition, price, taste preferences and quality. Consumer demand for soy and organic foods has grown rapidly in recent years due to growing consumer confidence in the health benefits of soy and organic foods, and WhiteWave has a leading position in the soy and organic foods category. However, our soy and organic food products compete with many other beverages and nutritional products for consumer sales.

Recent Developments

Conventional Milk Environment

In 2007, we experienced rapidly increasing and record high dairy commodity costs. A declining dollar, constraints on global dairy supply growth, and rising global demand for dairy-based protein combined to sharply increase foreign demand for U.S. produced non-fat dry milk powder. This export demand drove the U.S. dairy complex steeply higher in 2007. The fourth quarter average Class I "mover", which is an indicator of the Company's raw milk costs, averaged $21.03 per hundred-weight, a 69% increase from that same period a year ago. Competitive pressure and contractual arrangements limited our ability to pass-through all of the higher dairy commodity costs in 2007, particularly those increased costs related to inventory shrink in the manufacturing process. Further, market pricing mechanisms surrounding bulk cream negatively impacted our results as the price we were able to realize from the sale of excess bulk cream did not fully reflect the significant increases in raw milk costs.

At the same time, as retail prices rose throughout 2007, we saw a softening of sales volumes in certain markets in addition to a shift from branded to private label fluid milk products. This softening was compounded by the loss of a significant customer during the first quarter of 2007. The sales volume in the fourth quarter of 2007 began to flatten compared to prior year levels.

Organic Milk Environment

In the past, the industry-wide demand for organic raw milk has generally exceeded supply, resulting in our inability to fully meet customer demand. However, in 2006 economic incentives for conventional farmers to begin the transition to organic farming combined with a change in the organic farm transition regulations dramatically increased the growth of supply in 2007. This oversupply led to significant discounting and aggressive distribution expansion by processors in an effort to stimulate incremental demand and sell their supply in the organic milk market. Faced with the potential of losing market share in the organic milk market, we made the strategic decision to defend the long-term value of the Horizon Organic brand by increasing our price competitiveness and marketing investment behind the brand in 2007. Our efforts were successful in maintaining and expanding our market share in the organic milk market with the Horizon Organic volume growing in excess of 30% in the fourth quarter of 2007 and 18% for the year when compared to similar periods in the prior year. However, the increased level of discounting negatively impacted the profitability of our WhiteWave segment. The market for organic milk is currently very dynamic and is beginning to shift back to an under supply situation in the first quarter of 2008.

Credit Facility and Special Cash Dividend

On April 2, 2007, we recapitalized our balance sheet through the completion of a new $4.8 billion senior credit facility and the return of $1.94 billion to shareholders of record on March 27, 2007, through a $15 per share special cash dividend. We entered into an amended and restated credit agreement that consists of a combination of a $1.5 billion 5-year senior secured revolving credit facility, a $1.5 billion 5-year senior secured term loan A, and a $1.8 billion 7-year senior secured term loan B. The completion of the new senior credit facility and special cash dividend resulted in the write-off of $13.5 million of financing costs and $6.2 million of professional fees and expenses, respectively. In addition, we entered into an amendment and restatement of our receivables facility that extended the facility termination date from November 15, 2009 to March 30, 2010. See note 9 to our Condensed Consolidated Financial Statements for more information.

Management Changes and Alignment

We continued to build our leadership team in 2007 with key additions in the area of supply chain, human resources, sales, and marketing.

- On November 5, 2007, Gregg Tanner joined Dean Foods as Executive Vice President and Chief Supply Chain Officer. Before joining our Company, he served as Senior Vice President, Global Operations, at the Hershey Company. Prior to his role at Hershey, Mr. Tanner held the position of Senior Vice President , Retail Supply Chain at ConAgra Foods, as well as various positions at the Quaker Oats Company and Ralston Purina.
- On June 18, 2007, Paul Moskowitz joined Dean Foods as Executive Vice President, Human Resources. Prior to joining our Company, Mr. Moskowitz served as the Chief People Officer for Pizza Hut, a division of Yum! Brands. Prior to his role at Pizza Hut he served in various Human Resources roles with Yum! Brands, Darden Restaurants, Brinker International, and Towers Perrin.

In late 2007 and into 2008, we began to align our leadership teams and the development of strategic initiatives around more clearly defined business platforms.

- Chris Sliva was promoted to Chief Operating Officer of Morningstar. Mr. Sliva joined the Company in 2006 as Senior Vice President of Sales and Chief Customer Officer at WhiteWave. Prior to joining our Company, Mr. Sliva served in various positions at Eastman Kodak Corporation, Fort James Corporation, and Procter & Gamble. Mr. Sliva reports to Joe Scalzo, President and Chief Executive Officer of Morningstar and WhiteWave.
- Harrald Kroeker was promoted to President, Direct Store Delivery Group. Mr. Kroeker joined the Company in November 2006. Prior to joining our Company, Mr. Kroeker served in various executive capacities at Pepsi Bottling Group, Polaroid, and Procter & Gamble.
- Greg McKelvey was promoted to Senior Vice President, Dean Foods Strategy and Marketing Services. Mr. McKelvey joined the Company in 2005 as the Senior Vice President, Strategic Planning for our WhiteWave segment. Prior to joining our Company, Mr. McKelvey was a consultant with Bain & Company.

As part of these initiatives we eliminated a number of positions in the Dairy Group, including that held by Alan Bernon, the former President of the Dairy Group. Over time, we believe this management alignment between Morningstar and WhiteWave will leverage the manufacturing, innovation, and systems infrastructure of both Morningstar and WhiteWave across an extended warehouse platform. Mr. Tanner, Mr. Moskowitz, Mr. Kroeker and Mr. McKelvey report directly to Gregg Engles, our Chairman and CEO.

Centralization of Finance and Transaction Processing Activities

In late 2006, we began centralizing our finance and transaction processing activities within five regional finance and transaction processing centers across the United States, the largest of which is located in Dallas, Texas. Centralizing these activities will allow us to better leverage our people, systems, and tools. It also will provide the foundational base to execute the platform strategies. All five of the facilities were operational as of the end of 2007. We will substantially complete the centralization of the finance and payroll processing activities in the first half of 2008. We will continue to centralize specific processing activities, largely accounts payable, through 2009.

Facility Closing and Reorganization Activities

In 2007, we recorded a charge of $34.4 million as part of our ongoing costs savings initiatives. We recorded a charge of $28.1 million related to our Dairy Group operations for realignment of management positions, workforce reductions, and the closing of three Dairy Group facilities and other previously announced plans. We also recorded a charge of $6.3 million related to the previously announced centralization of certain finance and transaction processing activities from local to regional facilities. These charges include the following costs:

- Workforce reductions as a result of facility closings, facility reorganizations and consolidation of administrative functions;
- Shutdown costs, including those costs necessary to prepare abandoned facilities for closure;
- Costs incurred after shutdown, such as lease obligations or termination costs, utilities and property taxes;
- Costs associated with the centralization of certain finance and transaction processing activities from local to regional facilities; and
- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of facilities that are no longer used in operations. The impairments relate primarily to owned buildings, land and equipment at the facilities, which are written down to their estimated fair value and held for sale.

We expect to incur additional charges related to all of these restructuring plans of $6.5 million through the end of 2008.

Acquisitions and Discontinued Operations

Friendship Dairies — On March 13, 2007, our Dairy Group completed the acquisition of Friendship Dairies, Inc., a manufacturer, marketer and distributor of cultured dairy products primarily in the northeastern United States. This transaction expanded our cultured dairy product capabilities and added a strong regional brand. We paid approximately $130 million, including transaction costs, for the purchase of Friendship Dairies and funded the purchase price with borrowings under our senior credit facility.

Other Acquisitions — We have noted an increase in opportunities to acquire additional dairy manufacturing facilities. We attribute this recent trend largely to the rising commodity prices and competitive environment. In early 2008, we acquired two manufacturing facilities that supplement our DSD platform. These facilities were acquired from Wells Dairy, Inc. and SUPERVALU INC. The purchase price of these facilities aggregated to approximately $50 million. As we move forward, we may choose to make additional acquisitions of attractively valued and strategically desirable facilities.

Iberian Operations — Our former Iberian operations included the manufacture and distribution of private label and branded milk across Spain and Portugal. On September 14, 2006, we completed the sale of our operations in Spain for net cash proceeds of approximately $96 million.

In connection with the sale of our operations in Spain, we entered into an agreement to sell our Portuguese operations (that comprised the remainder of our Iberian operations) for $11.4 million subject to regulatory approvals and working capital settlements. We completed the sale of our Portuguese operations in January 2007. The Iberian operations have been reclassified as discontinued operations for all periods presented.

Results of Operations

The following table presents certain information concerning our financial results, including information presented as a percentage of net sales.

	Year Ended December 31					
	2007		2006		2005	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
			(Dollars in millions)			
Net sales	$11,821.9	100.0%	$10,098.6	100.0%	$10,174.7	100.0%
Cost of sales	9,084.3	76.8	7,358.7	72.9	7,591.5	74.6
Gross profit(1)	2,737.6	23.2	2,739.9	27.1	2,583.2	25.4
Operating costs and expenses:						
Selling and distribution	1,721.7	14.6	1,648.9	16.3	1,581.0	15.5
General and administrative	419.5	3.5	409.2	4.1	380.5	3.7
Amortization of intangibles	6.7	0.1	6.0	0.1	6.1	0.1
Facility closing and reorganization costs	34.4	0.3	25.1	0.2	35.5	0.4
Other operating expense	1.7	—	—	—	—	—
Total operating costs and expenses	2,184.0	18.5	2,089.2	20.7	2,003.1	19.7
Total operating income	$ 553.6	4.7%	$ 650.7	6.4%	$ 580.1	5.7%

(1) As disclosed in Note 1 to our Consolidated Financial Statements, we include certain shipping and handling costs within selling and distribution expense. As a result, our gross profit may not be comparable to other entities that present all shipping and handling costs as a component of cost of sales.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 — Consolidated Results

Net Sales — Consolidated net sales increased 17.1% to $11.82 billion during 2007 from $10.10 billion in 2006. Net sales by segment are shown in the table below.

	Net Sales			
	2007	2006	$ Increase/ (Decrease)	% Increase/ (Decrease)
		(Dollars in millions)		
Dairy Group	$10,449.4	$ 8,841.8	$1,607.6	18.2%
WhiteWave	1,372.5	1,256.8	115.7	9.2
Total	$11,821.9	$10,098.6	$1,723.3	17.1

The change in net sales was due to the following:

	Change in Net Sales 2007 vs. 2006		
	Acquisitions	Pricing, Volume and Product Mix Changes	Total Increase/ (Decrease)
		(In millions)	
Dairy Group	$98.7	1,508.9	1,607.6
WhiteWave	—	115.7	115.7
Total	$98.7	1,624.6	1,723.3

Net sales increased $1.72 billion during 2007 compared to the prior year primarily due to the pass through of higher conventional milk prices, other commodity and distribution costs.

Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs; labor costs; and plant and equipment costs, including costs to operate and maintain our coolers and freezers. Cost of sales increased by 23.4% to $9.08 billion in 2007 from $7.36 billion in 2006 primarily due to higher conventional and organic raw milk costs. The higher commodity prices, as well as relative pricing movement between raw skim milk and butterfat impacted other components of cost of sales including shrink and sale of excess cream. Our cost of sales as a percentage of net sales increased to 76.8% in 2007 compared to 72.9% in 2006.

Operating Costs and Expenses — Our operating expenses increased $94.8 million, or 4.5% during 2007 compared to the prior year. Significant changes to operating costs and expenses include the following:

- Selling and distribution costs increased $72.8 million due to higher employee costs, fuel and delivery equipment, outside storage, advertising, and bad debt expense.

- General and administrative costs increased $10.3 million on higher employee costs, professional fees and infrastructure costs, partially offset by lower employee incentive compensation plans tied to operating performance.

- Net facility closing and reorganization costs that were $9.3 million higher than 2006. See Note 15 to our Consolidated Financial Statements for further information on our facility closing and reorganization activities.

Our operating expense as a percentage of net sales decreased to 18.5% for 2007 as compared to 20.7% for 2006 primarily due to the increase in sales in response to higher commodity costs that outpaced growth in operating costs and expenses.

Operating Income — For the reasons noted above, operating income was $553.6 million in 2007, a decrease of $97.1 million from 2006 operating income of $650.7 million. Our operating margin was 4.7% in 2007 compared to 6.4% in 2006.

Other (Income) Expense — Interest expense increased to $333.2 million in 2007 from $194.5 million in 2006 primarily due to higher average debt balances and interest rates. The higher debt balances resulted from the recapitalization of our balance sheet in April 2007 and payment of the special cash dividend.

Income Taxes — Income tax expense was recorded at an effective rate of 39.2% in 2007 compared to 38.5% in 2006. Our effective tax rate varies based on the relative earnings of our business units. In 2006, our income tax rate was positively impacted by the settlement of certain state and federal tax matters.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 — Results by Segment

Dairy Group

The key performance indicators of our Dairy Group segment are sales volumes, gross profit and operating income.

	Year Ended December 31			
	2007		2006	
	Dollars	Percent	Dollars	Percent
	(Dollars in millions)			
Net sales	$10,449.4	100.0%	$8,841.8	100.0%
Cost of sales	8,172.0	78.2	6,541.3	74.0
Gross profit	2,277.4	21.8	2,300.5	26.0
Operating costs and expenses	1,652.9	15.8	1,615.8	18.3
Total operating income	$ 624.5	6.0%	$ 684.7	7.7%

Net Sales — Our Dairy Group's net sales increased $1.61 billion, or 18.2%, in 2007 versus 2006. The change in net sales from 2006 to 2007 was due to the following:

	Dollars	Percent
	(Dollars in millions)	
2006 Net sales	$ 8,841.8	
Acquisitions	98.7	1.1%
Volume	(7.1)	(0.1)
Pricing and product mix	1,516.0	17.2
2007 Net sales	$10,449.4	18.2%

The increase in the Dairy Group's net sales was due largely to the pass through of higher conventional milk prices. The Dairy Group generally increases or decreases the prices of its fluid dairy products on a monthly basis in correlation to fluctuations in the costs of raw materials, packaging supplies and delivery costs. However, in some cases, we are competitively or contractually constrained with respect to the means and/or timing of price increases. This can have a negative impact on the Dairy Group's profitability. The following table sets forth the average monthly Class I "mover" and its components, as well as the average monthly Class II minimum prices for raw skim milk and butterfat for 2007 compared to 2006:

	Year Ended December 31*		
	2007	2006	% Change
Class I mover(1)	$18.14	$11.88	52.7%
Class I raw skim milk mover(1)(2)	13.47	7.47	80.3
Class I butterfat mover(3)(4)	1.47	1.34	9.7
Class II raw skim milk minimum(1)(2)	13.67	7.35	86.0
Class II butterfat minimum(3)(4)	1.48	1.33	11.3

* The prices noted in this table are not the prices that we actually pay. The federal order minimum prices applicable at any given location for Class I raw skim milk or Class I butterfat are based on the Class I mover prices plus a location differential. Class II prices noted in the table are federal minimum prices, applicable at all locations. Our actual cost also includes producer premiums, procurement costs and other related charges that vary by location and vendor. Please see "Part I — Item 1. Business — Government Regulation — Milk Industry Regulation" and "— Known Trends and Uncertainties — Prices of Materials and Other Inputs" for a more complete description of raw milk pricing.

(1) Prices are per hundredweight.

(2) We process Class I raw skim milk and butterfat into fluid milk products.

(3) Prices are per pound.

(4) We process Class II raw skim milk and butterfat into products such as cottage cheese, creams and creamers, ice cream and sour cream.

In 2007, we experienced rapidly increasing and record high dairy commodity costs. A declining dollar, constraints on global dairy supply growth, and rising global demand for dairy-based protein combined to sharply increase foreign demand for U.S. produced non-fat dry milk powder. This export demand drove the U.S. dairy complex steeply higher in 2007. The fourth quarter average Class I "mover", which is an indicator of the Company's raw milk costs, averaged $21.03 per hundred-weight, a 69% increase from that same period a year ago. Competitive pressure and contractual arrangements limited our ability to pass-through all of the higher dairy commodity costs in 2007, particularly those increased costs related to inventory shrink in the manufacturing process. Further, market pricing mechanisms surrounding bulk cream negatively impacted our results as the price we were able to realize from the sale of excess bulk cream did not fully reflect the significant increases in raw milk costs.

At the same time, as retail prices rose throughout 2007, we saw a softening of sales volumes in certain markets in addition to a shift from branded to private label fluid milk products. This softening was compounded by the loss of a significant customer during the first quarter of 2007. The sales volume in the fourth quarter of 2007 began to flatten compared to prior year levels.

Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs; labor costs; and plant and equipment costs, including costs to operate and maintain our coolers and freezers. Cost of sales increased by $1.63 billion or 24.9% to $8.17 billion in 2007 from $6.54 billion in 2006 primarily due to higher conventional raw milk costs, resin and packaging, partially offset by lower conversion costs. The higher commodity prices as well as relative pricing movement between raw skim milk and butterfat resulted and impacted other components of cost of sales including shrink and sale of excess cream. Our cost of sales as a percentage of net sales increased to 78.2% in 2007 compared to 74.0% in 2006.

Operating Costs and Expenses — The Dairy Group operating costs and expenses increased $37.1 million or 2.3% to $1.65 billion during 2007, compared to $1.62 billion during 2006 primarily due to:

- Higher selling and distribution costs of $48.4 million primarily due to higher employee costs, fuel and delivery equipment, commissions and bad debt expense, partially offset by lower advertising expense.
- Lower general and administrative costs of $12.1 million primarily due to lower employee incentive compensation under plans tied to operating performance.

Our Dairy Group's operating expense as a percentage of net sales decreased to 15.8% in 2007 from 18.3% in 2006, primarily due to the increase in sales in response to higher commodity costs that out paced growth in operating costs and expenses.

WhiteWave

The key performance indicators of WhiteWave are sales volumes, net sales dollars, gross profit and operating income.

	Year Ended December 31			
	2007		2006	
	Dollars	Percent	Dollars	Percent
	(Dollars in millions)			
Net sales	$1,372.5	100.0%	$1,256.8	100.0%
Cost of sales	910.9	66.4	816.1	64.9
Gross profit	461.6	33.6	440.7	35.1
Operating costs and expenses	343.2	25.0	308.0	24.5
Total operating income	$ 118.4	8.6%	$ 132.7	10.6%

WhiteWave net sales increased $115.7 million, or 9.2%, in 2007 versus 2006. The change in net sales from 2006 to 2007 was due to the following:

	Dollars	Percent
	(Dollars in millions)	
2006 Net sales	$1,256.8	
Volume	91.8	7.3%
Pricing and product mix	23.9	1.9
2007 Net sales	$1,372.5	9.2%

The increase in WhiteWave net sales was principally due to higher volume, pricing on certain products and product mix. Due to an increase in competitive activity and market conditions surrounding organic dairy products the pricing increases related to International Delight, and *LAND O' LAKES* were largely offset by lower pricing on Horizon Organic products.

The volume of Silk, International Delight and *LAND O' LAKES* products grew by high single digits in 2007. We believe the increased volumes were due primarily to increased consumer acceptance and more effective marketing of our products.

In the past, the industry-wide demand for organic raw milk has generally exceeded supply, resulting in our inability to fully meet customer demand. However, in 2006 economic incentives for conventional farmers to begin the transition to organic farming combined with a change in the organic farm transition regulations dramatically increased the growth of supply in 2007. This oversupply led to significant discounting and aggressive distribution expansion by processors in an effort to stimulate incremental demand and sell their supply in the organic milk market. Faced with the potential of losing market share in the organic milk market, we made the strategic decision to defend the long-term value of the Horizon Organic brand by increasing our price competitiveness and marketing investment behind the brand in 2007. Our efforts were successful in maintaining and expanding our market share in the organic milk market with the Horizon Organic volume growing in excess of 30% in the fourth quarter of 2007 and 18% for the year when compared to similar periods in the prior year. However, the increased level of discounting negatively impacted the profitability of our WhiteWave segment. The market for organic milk is currently very dynamic and is beginning to shift back to an under supply situation in the first quarter of 2008.

Cost of sales for WhiteWave increased to $910.9 million in 2007 from $816.1 million in 2006, primarily driven by higher volumes, but also by higher raw material costs, particularly raw conventional milk and raw organic milk, which increased cost of sales by $31.0 million. Cost of sales, as a percentage of net sales, increased to 66.4% in 2007 from 64.9% in 2006.

Operating expenses increased $35.2 million in 2007 compared to the prior year primarily due to higher distribution costs of $17.5 million, driven by higher volumes and rising fuel costs, and by higher marketing spending of $7.6 million, and higher SAP related costs of $5.2 million.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005 — Consolidated Results

Net Sales — Consolidated net sales decreased 0.7% to $10.10 billion during 2006 from $10.17 billion in 2005. Net sales by segment are shown in the table below.

	Net Sales			
	2006	2005	$ Increase/ (Decrease)	% Increase/ (Decrease)
	(Dollars in millions)			
Dairy Group	$ 8,841.8	$ 8,999.5	$(157.7)	(1.8)%
WhiteWave	1,256.8	1,175.2	81.6	6.9
Total	$10,098.6	$10,174.7	$ (76.1)	(0.7)

The change in net sales was due to the following:

	Change in Net Sales 2006 vs. 2005		
	Acquisitions	Pricing, Volume and Product Mix Changes	Total Increase/ (Decrease)
	(Dollars in millions)		
Dairy Group	$8.0	$(165.7)	$(157.7)
WhiteWave	—	81.6	81.6
Total	$8.0	$ (84.1)	$ (76.1)

Net sales decreased $76.1 million during 2006 compared to the prior year primarily due to lower raw milk costs in our Dairy Group, partly offset by volume growth in the Dairy Group and WhiteWave segments and increased pricing at WhiteWave.

Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs; labor costs; and plant and equipment costs, including costs to operate and maintain our coolers and freezers. In addition, our Dairy Group includes costs associated with transporting our finished products from our manufacturing facilities to our own distribution facilities. Cost of sales decreased by 3.1% to $7.36 billion in 2006 from $7.59 billion in 2005 primarily due to lower raw milk costs in our Dairy Group, partly offset by increased volumes at the Dairy Group and WhiteWave and higher commodity costs at WhiteWave. Our cost of sales as a percentage of net sales decreased to 72.9% in 2006 compared to 74.6% in 2005.

Operating Costs and Expenses — Our operating expenses increased $86.1 million, or 4.3% during 2006 compared to the prior year. Significant changes to operating expenses include the following:

- Selling and distribution costs increased $67.9 million due to higher employee costs, fuel and delivery equipment, advertising and commissions, partially offset by lower bad debt expense. Bad debt expense decreased $10.6 million in 2006 compared to 2005. The expense in 2005 was higher due to the impact of Hurricane Katrina and the write-off of a receivable from a large customer.

- General and administrative costs increased $28.7 million on higher employee costs and professional fees.

- Net facility closing and reorganization costs that were $10.4 million lower than 2005. See Note 15 to our Consolidated Financial Statements for further information on our facility closing and reorganization activities.

Our operating expense as a percentage of net sales increased to 20.7% for 2006 as compared to 19.7% for 2005.

Operating Income — For the reasons noted above, our operating income was $650.7 million in 2006, an increase of $70.6 million from 2005 operating income of $580.1 million. Our operating margin was 6.4% in 2006 compared to 5.7% in 2005.

Other (Income) Expense — Interest expense increased to $194.5 million in 2006 from $160.2 million in 2005 primarily due to higher interest rates, including higher interest rates on our $500 million aggregate principal amount of senior notes issued on May 17, 2006, and higher average debt outstanding.

Income Taxes — Income tax expense was recorded at an effective rate of 38.5% in 2006 compared to 39.0% in 2005. Our effective tax rate varies based on the relative earnings of our business units. In 2006, our income tax rate was positively impacted by the settlement of certain state and federal tax matters.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005 — Results by Segment

Dairy Group

Net Sales — The key performance indicators of our Dairy Group segment are sales volumes, gross profit and operating income.

	Year Ended December 31			
	2006		2005	
	Dollars	Percent	Dollars	Percent
	(Dollars in millions)			
Net sales	$8,841.8	100.0%	$8,999.5	100.0%
Cost of sales	6,541.3	74.0	6,829.1	75.9
Gross profit	2,300.5	26.0	2,170.4	24.1
Operating costs and expenses	1,615.8	18.3	1,523.2	16.9
Total operating income	$ 684.7	7.7%	$ 647.2	7.2%

Our Dairy Group's net sales decreased $157.7 million, or 1.8%, in 2006 versus 2005. The change in net sales from 2005 to 2006 was due to the following:

	Dollars	Percent
	(Dollars in millions)	
2005 Net sales	$8,999.5	
Acquisitions	8.0	0.1%
Volume	163.4	1.8
Pricing and product mix	(329.1)	(3.7)
2006 Net sales	$8,841.8	(1.8)%

The decrease in the Dairy Group's net sales was due to lower raw milk costs, partly offset by increased volumes. The decrease in the Dairy Group's net sales due to pricing and product mix shown in the above table primarily resulted from decreased pricing due to the pass through of lower raw milk costs in 2006. In general, our Dairy Group changes the prices it charges customers for fluid dairy products on a monthly basis, as the costs of raw materials and other variable costs fluctuate. Because of competitive pressures, the price increases do not always reflect the entire increase in raw material and other input costs that we may experience.

The following table sets forth the average monthly Class I "mover" and its components, as well as the average monthly Class II minimum prices for raw skim milk and butterfat for 2006 compared to 2005:

	Year Ended December 31*		
	2006	2005	% Change
Class I mover(1)	$11.88	$14.40	(18)%
Class I raw skim milk mover(1),(2)	7.47	8.54	(13)%
Class I butterfat mover(3),(4)	1.34	1.76	(24)
Class II raw skim milk minimum(1),(2)	7.35	7.74	(5)
Class II butterfat minimum(3),(4)	1.33	1.72	(23)

* The prices noted in this table are not the prices that we actually pay. The federal order minimum prices applicable at any given location for Class I raw skim milk or Class I butterfat are based on the Class I mover prices plus a location differential. Class II prices noted in the table are federal minimum prices, applicable at all locations. Our actual cost also includes producer premiums, procurement costs and other related charges that vary by location and vendor. Please see "Part I — Item 1. Business — Government Regulation — Milk Industry Regulation" and "— Known Trends and Uncertainties — Prices of Materials and Other Inputs" for a more complete description of raw milk pricing.

(1) Prices are per hundredweight.

(2) We process Class I raw skim milk and butterfat into fluid milk products.

(3) Prices are per pound.

(4) We process Class II raw skim milk and butterfat into products such as cottage cheese, creams and creamers, ice cream and sour cream.

Volume sales of all Dairy Group products, excluding the impact of acquisitions, increased 1.5% in 2006 compared to 2005. Volume sales of fresh milk, which were approximately 69% of the Dairy Group's 2006 volumes, were up approximately 1.9% for the year compared to USDA data showing a 1.0% increase in total consumption of milk in the U.S. during the year.

Cost of Sales — Cost of sales decreased by $287.8 million or 4.2% to $6.54 billion in 2006 from $6.83 billion in 2005, primarily due to lower conventional raw milk costs, partially offset by higher resin, packaging and conversion costs. The Dairy Group's cost of sales as a percentage of net sales decreased to 74.0% in 2006 compared to 75.9% in 2005.

Operating Costs and Expenses — The Dairy Group operating costs and expenses increased $92.6 million or 6.1% to $1.62 billion during 2006, compared to $1.52 billion during 2005 primarily due to:

- Selling and distribution increased $67.2 million due to higher employee costs, fuel and delivery equipment, advertising and commissions partially offset by lower bad debt expense. Bad debt expense decreased in comparison to 2005. The bad debt expense in 2005 was higher due to the impact of Hurricane Katrina and the write-off of a receivable from a large customer.

- General and administrative costs increased $25.1 million on higher employee costs and professional fees.

Operating costs and expenses as a percentage of net sales increased to 18.3% in 2006 from 16.9% in 2005.

WhiteWave

The key performance indicators of WhiteWave are sales volumes, net sales dollars, gross profit and operating income.

	Year Ended December 31			
	2006		2005	
	Dollars	Percent	Dollars	Percent
	(Dollars in millions)			
Net sales	$1,256.8	100.0%	$1,175.2	100.0%
Cost of sales	816.1	64.9	760.7	64.7
Gross profit	440.7	35.1	414.5	35.3
Operating costs and expenses	308.0	24.5	304.7	26.0
Total operating income	$ 132.7	10.6%	$ 109.8	9.3%

WhiteWave net sales increased $81.6 million, or 6.9%, in 2006 versus 2005. The change in net sales from 2005 to 2006 was due to the following:

	Dollars	Percent
	(Dollars in millions)	
2005 Net sales	$1,175.2	
Volume	27.7	2.3%
Pricing and product mix	53.9	4.6
2006 Net sales	$1,256.8	6.9%

The increase in WhiteWave net sales was largely due to higher pricing. The two primary drivers of this increase were increased selling prices in response to increased commodity costs and a decline in slotting fees, couponing and certain other promotional costs that are required to be recorded as reductions of net sales.

Volume growth in our *Silk, Horizon Organic, International Delight, LAND O'LAKES and Rachel's Organic* brands was partly offset by the elimination of certain product offerings in late 2005 and early 2006. We believe increased *Horizon Organic* and *Silk* volumes were due primarily to increased consumer acceptance and increased marketing efforts.

Cost of sales for WhiteWave increased to $816.1 million in 2006 from $760.7 million in 2005 primarily due to the impact of higher raw material costs, particularly organic raw milk and sugar, which increased cost of sales by approximately $41 million and increased volumes. The cost of sales as a percentage of net sales increased to 64.9% in 2006 from 64.7% in 2005 due to increased selling prices and improved product mix, principally driven by the product rationalization in 2006.

Operating expenses increased $3.3 million in 2006 compared to the prior year primarily due to higher marketing spending of $6.1 million, higher fuel costs of $3.5 million and SAP related costs of $2.9 million, partly offset by increased distribution efficiencies.

Liquidity and Capital Resources

Historical Cash Flow

During 2007, we met our working capital needs with cash flow from operations. Net cash provided by operating activities from continuing operations was $350.3 million for 2007 as compared to $561.6 million for 2006, a decrease of $211.3 million. Net cash provided by operating activities from continuing operations was impacted by lower net income and an increase in our working capital of $51.5 million in 2007 compared to a increase of $86.4 million in 2006 due primarily to increase in accounts receivable with a slight offset from accounts payable and accrued expenses. In addition, income taxes payable decreased $32.0 million in 2007 compared to an increase of $11.3 million in 2006 due to the timing of tax payments.

Net cash used in investing activities from continuing operations was $351.9 million in 2007 compared to $248.3 million in 2006, an increase of $103.6 million. We used $132.2 million for acquisitions and $241.4 million for capital expenditures in 2007 compared to $17.2 million and $237.2 million in 2006, respectively.

Net cash used in financing activities from continuing operations was $7.6 million in 2007 compared to $397.0 million in 2006, a decrease of $389.4 million primarily due to the repurchase of stock during 2006. We had no stock repurchases during 2007.

We had a net borrowing of $1.90 billion of debt in 2007 compared to the repayment of $53.5 million of debt in 2006 as a result of the recapitalization of our balance sheet through the completion of a new credit facility and the return of $1.94 billion to shareholders of record on March 27, 2007, through a $15 per share special cash dividend.

We received $48.1 million in 2007, net of minimum withholding taxes paid from cash proceeds, compared to $32.3 million in 2006 as a result of stock option exercises and employee stock purchases through our employee stock purchase plan. Our employee stock purchase plan was terminated during 2006.

Current Debt Obligations

Senior Credit Facility — On April 2, 2007, we recapitalized our balance sheet through the completion of a new $4.8 billion senior credit facility and the return of $1.94 billion to shareholders of record on March 27, 2007 through a $15 per share special cash dividend. This transaction significantly increased our leverage profile and interest expense. We entered into an amended and restated credit agreement that consists of a combination of a $1.5 billion 5-year senior secured revolving credit facility, a $1.5 billion 5-year senior secured term loan A, and a $1.8 billion 7-year senior secured term loan B. The senior credit facility bears interest, at our election, at the Alternative Base Rate (as defined in our credit agreement) plus a margin depending on our Leverage Ratio (as defined in our credit agreement) or LIBOR plus a margin depending on our Leverage Ratio. The Applicable Base Rate margin under our revolving credit and term loan A varies from zero to 75 basis points while the Applicable LIBOR Rate margin varies from 62.5 to 175 basis points. The Applicable Base Rate margin under our term loan B varies from 37.5 to 75 basis points while the Applicable LIBOR Rate margin varies from 137.5 to 175 basis points. The blended interest rate in effect on borrowings under the senior credit facility, including the applicable interest rate margin, was 6.44% at December 31, 2007. However, we had interest rate swap agreements in place that hedged $3.4 billion of our borrowings under the senior credit facility at an average rate of 4.81%, plus the applicable interest rate margin. Interest is payable quarterly or at the end of the applicable interest period.

The term loan A is payable in 12 consecutive quarterly installments of:

- $56.25 million in each of the first eight installments, beginning on June 30, 2009 and ending on March 31, 2011: and
- $262.5 million in each of the next four installments, beginning on June 30, 2011 and ending on April 2, 2012.

The term loan B will amortize 1% per year, or $4.5 million on a quarterly basis, with any remaining principal balance due at final maturity on April 2, 2014. The revolving credit facility will be available for the issuance of up to $350 million of letters of credit and up to $150 million for swing line loans. No principal payments are due on the $1.5 billion revolving credit facility until maturity on April 2, 2012. The credit agreement also requires mandatory principal prepayments upon the occurrence of certain asset dispositions, recovery events, or as a result of exceeding certain leverage limits.

In consideration for the revolving commitment, we are required to pay a quarterly commitment fee on unused amounts of the revolving credit facility that ranges from 12.5 to 37.5 basis points, depending on our Leverage Ratio (as defined under our credit agreement).

The completion of the new senior credit facility resulted in the write-off of $13.5 million of financing costs in the second quarter of 2007.

The credit facility contains various financial and other restrictive covenants and requires that we comply with certain financial ratios, including a maximum leverage ratio and a minimum interest coverage ratio.

Our credit agreement permits us to complete acquisitions that meet all of the following conditions without obtaining prior approval: (1) the acquired company is involved in the manufacture, processing and distribution of food or packaging products or any other line of business in which we are currently engaged, (2) the net cash purchase price for any single acquisition is not greater than $500 million, (3) we acquire at least 51% of the acquired entity, (4) the transaction is approved by the board of directors or shareholders, as appropriate, of the target and (5) after giving effect to such acquisition on a pro-forma basis, we would have been in compliance with all financial covenants. All other acquisitions must be approved in advance by the required lenders.

The senior credit facility contains limitations on liens, investments and the incurrence of additional indebtedness, and prohibits certain dispositions of property and restricts certain payments, including dividends. The senior credit facility is secured by liens on substantially all of our domestic assets including the assets of our subsidiaries, but excluding the capital stock of subsidiaries of the former Dean Foods Company ("Legacy Dean"), and the real property owned by Legacy Dean and its subsidiaries.

Under the senior secured credit facility, we are required to maintain certain financial covenants, including, but not limited to, maximum leverage and minimum interest coverage ratios. Significant increases in raw material and other input costs, as well as the oversupply of raw organic milk, have increased our working capital requirements, decreased our operating profitability, and limited our ability in the near term to reduce the borrowings under the senior secured credit facility. Our actual performance levels under the financial covenants could limit our ability to incur additional debt.

We currently have a maximum permitted leverage ratio of 6.25 times consolidated funded indebtedness to consolidated EBITDA for the prior four consecutive quarters, each as defined under and calculated in accordance with the terms of our senior secured credit facility and our receivables facility. As of December 31, 2007, this leverage ratio was 5.95 times. The maximum permitted leverage ratio under both the senior secured credit facility and the receivables facility will decline to 5.75 times as of December 31, 2008. This reduced leverage ratio could limit our ability to incur additional debt under our senior secured credit facility. Failure to comply with the leverage ratio could create a default under our senior secured credit facility and under our receivables facility.

The credit agreement contains standard default triggers, including without limitation: failure to maintain compliance with the financial and other covenants contained in the credit agreement, default on certain of our other debt, a change in control and certain other material adverse changes in our business. The credit agreement does not contain any default triggers based on our credit rating.

At December 31, 2007, there were outstanding borrowings of $3.84 billion under our senior credit facility (compared to $1.76 billion at December 31, 2006), including $3.3 billion in term loan borrowings and $550 million outstanding under the revolving line of credit. At December 31, 2007, there were $174.0 million of letters of credit under the revolving line that were issued but undrawn. As of February 22, 2008, $3.79 billion was outstanding under our senior credit facility.

In addition to our senior credit facility, we also have a $600 million receivables-backed facility subject to a borrowing base formula. The receivables-backed facility had $600 million available and drawn at December 31, 2007. The average interest rate on this facility at December 31, 2007 was 6.00%. At February 22, 2008, $584.6 million was outstanding under this facility.

Our outstanding borrowings under the senior credit facility increased from 2006 to 2007 primarily due to the recapitalization of our balance sheet, the proceeds of which were used for a $15 per share special cash dividend and to refinance all existing debt under the old credit facility, and to pay related fees and expenses.

Other indebtedness outstanding at December 31, 2007 also included $350 million face value of outstanding indebtedness under Legacy Dean's senior notes, $500 million face value of outstanding indebtedness under Dean Foods Company's senior notes and $11.3 million of capital lease and other obligations.

See Note 9 to our Consolidated Financial Statements for more information about our indebtedness.

The table below summarizes our obligations for indebtedness, purchase and lease obligations at December 31, 2007. See Note 17 to our Consolidated Financial Statements for more detail about our lease and purchase obligations.

Indebtedness, Purchase & Lease Obligations(1)	Payments Due by Period						
	Total	2008	2009	2010	2011	2012	Thereafter
				(In millions)			
Senior credit facility	$3,836.8	$ 18.0	$186.8	$ 243.0	$ 861.8	$ 830.8	$1,696.4
Dean Foods Company senior notes(2)	500.0	—	—	—	—	—	500.0
Subsidiary senior notes(2)	350.0	—	200.0	—	—	—	150.0
Receivables-backed facility	600.0	—	—	600.0	—	—	—
Capital lease obligations and other	11.3	7.2	0.7	0.6	0.6	0.6	1.6
Purchase obligations(3)	832.2	440.8	169.1	108.8	28.3	13.3	71.9
Operating leases	498.6	112.9	99.6	82.6	67.0	51.6	84.9
Interest payments(4)	1,538.7	288.4	283.8	250.0	233.1	169.9	313.4
Total	$8,167.6	$867.3	$940.0	$1,285.0	$1,190.8	$1,066.2	$2,818.2

(1) Excluded from this table are estimated obligations of $46.1 million accrued under FIN 48 "Accounting for Uncertainty in Income Taxes" as the timing of such payments cannot be reasonably determined. Also excluded are future contributions under our company-sponsored defined retirement and other post employee benefit plans. See note 13 for a summary of our employee retirement and profit sharing plans.

(2) Represents face value.

(3) Primarily represents commitments to purchase minimum quantities of raw materials used in our production processes, including organic soybeans and organic raw milk. We enter into these contracts from time to time to ensure a sufficient supply of raw ingredients. In addition, we have contractual obligations to purchase various services that are part of our production process.

(4) Includes fixed rate interest obligations, as well as interest on our variable rate debt based on the rates and balances in effect at December 31, 2007. Interest that may be due in the future on the variable rate portion of our senior credit facility and receivables-backed facility will vary based on the interest rate in effect at the time and the borrowings outstanding at the time.

Other Long-Term Liabilities

We offer pension benefits through various defined benefit pension plans and also offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Reported costs of providing non-contributory defined pension benefits and other postretirement benefits are dependent upon numerous factors, assumptions and estimates. For example, these costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to the plan and earnings on plan assets. Our pension plan assets are primarily made up of equity and fixed income investments. Changes made to the provisions of the plan also may impact current and future pension costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Pension and postretirement costs also may be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and annual periodic pension costs.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employer's Accounting for Postretirement Benefits", changes in obligations associated with these factors may not be immediately recognized as pension costs on the income statement, but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. In 2007, we recorded non-cash pension expense of $5.3 million, of which $4.9 million was attributable to periodic expense and $437,000 was attributable to settlements compared to a total of $8.1 million in 2006, of which $7.7 million was attributable to periodic expense and $350,000 was attributable to settlements. These amounts were determined in accordance with the provisions of SFAS No. 87, SFAS No. 106 and SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

The assumed discount rate used to determine plan obligations was 6.40% and 5.85% at December 31, 2007 and 2006, respectively. In order to select a discount rate for purposes of valuing the plan obligations and fiscal year-end disclosure, an analysis is performed in which the duration of projected cash flows from defined benefit and retiree health care plans are matched with a yield curve based on an appropriate universe of high-quality corporate bonds that are available. We use the results of the yield curve analysis to select the discount rate that matches the duration and payment stream of the benefits in each plan. In selecting the assumed rate of return on plan assets, we consider past performance and economic forecasts for the types of investments held by the plan, as well as our investment allocation policy and the effect of periodic target asset allocation rebalancing. We rebalance the investments when the allocation is not within the target range. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. We believe these assumptions are appropriate based upon the mix of investments and the long-term nature of the plans' investments. Plan asset returns were $13.1 million in 2007, a $11.2 million decrease from plan asset returns of $24.3 million in 2006. Based on current projections, 2008 funding requirements will be $22.5 million as compared to $23.2 million for 2007. The postretirement benefit plans are not funded. Based on current projections, 2008 cash requirements to pay benefits for our other postretirement benefit obligations will be $2.3 million as compared to $2.4 million for 2007.

See Notes 13 and 14 to our Consolidated Financial Statements for information regarding retirement plans and other postretirement benefits.

Other Commitments and Contingencies

On December 21, 2001, in connection with our acquisition of Legacy Dean, we issued a contingent, subordinated promissory note to Dairy Farmers of America ("DFA") in the original principal amount of $40 million. DFA is our primary supplier of raw milk, and the promissory note is designed to ensure that DFA has the opportunity to continue to supply raw milk to certain of our facilities until 2021, or be paid for the loss of that business. The promissory note has a 20-year term and bears interest based on the consumer price index. Interest will not be paid in cash, but will be added to the principal amount of the note annually, up to a maximum principal amount of $96 million. We may prepay the note in whole or in part at any time, without penalty. The note will only become payable if we materially breach or terminate one of our milk supply agreements with DFA without renewal or replacement. Otherwise, the note will expire at the end of 20 years, without any obligation to pay any portion of the principal or interest. Payments we make under this note, if any, will be expensed as incurred. We have not breached or terminated any of our milk supply agreements with DFA.

We also have the following commitments and contingent liabilities, in addition to contingent liabilities related to ordinary course litigation, investigations and audits:

- certain indemnification obligations related to businesses that we have divested;
- certain lease obligations, which require us to guarantee the minimum value of the leased asset at the end of the lease; and

- selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses.

See Note 17 to our Consolidated Financial Statements for more information about our commitments and contingent obligations.

Future Capital Requirements

During 2008, we intend to invest a total of approximately $250 million in capital expenditures primarily for our existing manufacturing facilities and distribution capabilities. We expect cash interest to be approximately $330 million to $335 million based on current debt levels under our new senior credit facility. Cash interest excludes amortization of deferred financing fees and bond discounts. The portion of our long-term debt due within the next 12 months totals $25.2 million. We expect that cash flow from operations and borrowings under our senior credit facility will be sufficient to meet our future capital requirements for the foreseeable future.

We currently have a maximum permitted leverage ratio of 6.25 times consolidated funded indebtedness to consolidated EBITDA for the prior four consecutive quarters, each as defined under and calculated in accordance with the terms of our senior secured credit facility and our receivables facility. As of December 31, 2007, this leverage ratio was 5.95 times. The maximum permitted leverage ratio under both the senior secured credit facility and the receivables facility will decline to 5.75 times as of December 31, 2008. This reduced leverage ratio could limit our ability to incur additional debt under our senior secured credit facility.

At December 31, 2007, approximately $775.7 million was available under the revolving credit facility, subject to the limitations of our credit agreement. Of this amount, approximately $270 million was available to finance working capital and other general corporate purposes. Available borrowings in excess of this amount would require that the financed transaction be accretive to our leverage and coverage ratios. At February 22, 2008, approximately $855.8 million was available under the revolving credit facility, subject to the limitations of our credit agreement.

Known Trends and Uncertainties

Prices of Raw Materials and Other Inputs

Dairy Group — The primary raw material used in our Dairy Group is raw milk (which contains both raw milk and butterfat). The federal government and certain state governments set minimum prices for raw milk, and those prices are set on a monthly basis. The regulated minimum prices differ based on how the raw milk is utilized. Raw milk processed into fluid milk is priced at the Class I price, and raw milk processed into products such as cottage cheese, creams and creamers, ice cream and sour cream is priced at the Class II price. Generally, we pay the federal minimum prices for raw milk, plus certain producer premiums (or "over-order" premiums) and location differentials. We also incur other raw milk procurement costs in some locations (such as hauling, field personnel, etc.). A change in the federal minimum price does not necessarily mean an identical change in our total raw milk costs, as over-order premiums may increase or decrease. This relationship is different in every region of the country, and sometimes within a region based on supplier arrangements. However, in general, the overall change in our raw milk costs can be linked to the change in federal minimum prices. Because our Class II products typically have a higher fat content than that contained in raw milk, we also purchase bulk cream for use in some of our Class II products. Bulk cream is typically purchased based on a multiple of the AA butter price on the Chicago Mercantile Exchange ("CME").

In general, our Dairy Group changes the prices that it charges for Class I dairy products on a monthly basis, as the costs of raw milk , other commodity, packaging, and delivery costs fluctuate. Prices for some Class II products are also changed monthly while others are changed from time to time as circumstances warrant. However, there can be a lag between the timing of a raw material cost increase or decrease and a corresponding price change to our customers, especially in the case of Class II butterfat based products because Class II butterfat prices for each month are not announced by the government until after the end of that month. Also, in some cases we are competitively or contractually constrained with respect to the implementation of price changes. These factors can cause volatility in our earnings. Our sales and operating profit margin fluctuate with the price of our raw materials and other inputs.

In 2007, we experienced rapidly rising and all time high prices in conventional raw milk prices. There continues to be significant volatility in the pricing of conventional raw milk and we anticipate that volatility to continue throughout 2008. While we currently expect conventional raw milk prices to decline in 2008 from the levels experienced in the fourth quarter of 2007, we expect the prices to remain high. The Dairy Group generally increases or decreases the net sales price of its fluid dairy products on a monthly basis in correlation to fluctuations in the costs of raw materials, packaging, and delivery costs. However, in some cases, we are competitively or contractually constrained with respect to the means and/or timing of price increases. This can have a negative impact on the Dairy Group's profitability. However, raw milk, butterfat and cream prices are difficult to predict, and we change our forecasts frequently based on current market activity. The Dairy Group generally has been effective at passing through the changes in the prices of underlying commodities. However, the pass through is not perfect when prices move up steadily over a period of several months. In addition, we generally change the prices we charge on products other than fluid milk on a less frequent basis.

Our Dairy Group purchases approximately four million gallons of diesel fuel per month to operate its extensive DSD system. Another significant raw material used by our Dairy Group is resin, which is a petroleum-based product and used to make plastic bottles. We purchase approximately 27 million pounds of resin and bottles per month. The price of diesel and resin are subject to fluctuations based on changes in crude oil prices. During 2007, the prices of resin decreased mildly while diesel prices were largely unchanged. We expect prices of both resin and diesel fuel to fluctuate throughout 2008.

WhiteWave — The primary raw material used in our soy-based products is organic soybeans. Organic soybeans are generally available from several suppliers and we are not dependent on any single supplier for these products. We have entered into supply agreements for organic soybeans, which we believe will meet our needs in 2008. These agreements provide pricing at fixed levels. The primary raw material used in our organic milk-based products is organic raw milk. We currently purchase organic raw milk from a network of over 400 dairy farmers across the United States. We also produce approximately 20% of our own organic raw milk needs in the U.S. at two organic farms that we own and operate and an additional farm that we lease and have contracted with a third party to manage. We generally enter into supply agreements with organic dairy farmers with typical terms of one to two years, which obligate us to purchase certain minimum quantities. In the past, the industry-wide demand for organic raw milk has generally exceeded supply, resulting in our inability to fully meet customer demand. However, due to the recent industry efforts to increase the supply of organic raw milk, in 2007 we experienced a significant oversupply of organic raw milk that has increased competitive pressure from both branded and private label participants. The market for organic milk is currently very dynamic and is beginning to shift back to an under supply situation in the first quarter of 2008.

Competitive Environment

There has been significant consolidation in the retail grocery industry in recent years, and this trend is continuing. As our customer base consolidates, we expect competition to intensify as we compete for the business of fewer customers. There can be no assurance that we will be able to keep our existing customers, or gain new customers. There are several large regional grocery chains that have captive dairy operations. As the consolidation of the grocery industry continues, we could lose sales if any one or more of our existing customers were to be sold to a chain with captive dairy operations.

Many of our retail customers have become increasingly price sensitive in the current intensely competitive environment. Over the past few years, we have been subject to a number of competitive bidding situations in our Dairy Group, which reduced our profitability on sales to several customers. We expect this trend to continue. In bidding situations, we are subject to the risk of losing certain customers altogether. The loss of any of our largest customers could have a material adverse impact on our financial results. We do not have contracts with many of our largest customers, and most of the contracts that we do have are generally terminable at will by the customer.

The supply-demand imbalance in the organic milk market has increased competition in the marketplace as competitors attempt to stimulate demand through lower retail prices and aggressive distribution expansion. As a result, we have experienced and may continue to experience downward pricing pressure on the sale of our organic products.

Tax Rate

In 2007, our income tax expense was recorded at an effective rate of 39.2%. Our tax rate for 2006 was 38.5%. We estimate that our effective tax rate for 2008 will be approximately 39.0%. Changes in the relative profitability of our operating segments, as well as changes to federal and state tax laws may cause the rate to change from historical rates.

Critical Accounting Policies

"Critical accounting policies" are defined as those that are both most important to the portrayal of a company's financial condition and results, and that require our most difficult, subjective or complex judgments. In many cases the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of our judgment. In certain circumstances, however, the preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of net sales and expenses during the reporting period. We have identified the policies described below as our critical accounting policies. See Note 1 to our Consolidated Financial Statements for a detailed discussion of these and other accounting policies.

Accounts Receivable — We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluations of our customers and maintain allowances for estimated credit losses. As these factors change, our estimates change and we could accrue different amounts for doubtful accounts in different accounting periods. At December 31, 2007, our allowance for doubtful accounts was $19.8 million, or 2.2% of the accounts receivable balance at December 31, 2007. The allowance for doubtful accounts, expressed as a percent of accounts receivable, was 2.1% at December 31, 2006. Each 0.10% change in the ratio of allowance for doubtful accounts to accounts receivable would impact bad debt expense by $933,000.

Employee Benefit Plan Costs — We provide a range of benefits including pension and postretirement benefits to our eligible employees and retirees. We record annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions, such as discount rates, assumed investment rates of return, compensation increases, employee turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate. As required by generally accepted accounting principles, the effect of the modifications is generally recorded and amortized over future periods. Different assumptions could result in the recognition of different amounts of expense over different periods of time.

Substantially all of our qualified pension plans are consolidated into one master trust. We have established investment targets to balance investment risk and desired long-term rate of return. Our current targets are equities at 65% to 75% of the portfolio and fixed income at 25% to 35%. At December 31, 2007, our master trust was invested as follows: equity securities and limited partnerships — 68%; fixed income securities — 30%; and cash and cash equivalents — 2%.

We determine our expected long-term rate of return based on our expectations of future returns for the pension plan's investments based on target allocations of the pension plan's investments. Additionally, we consider the weighted-average return of a capital markets model that was developed by the plans' investment consultants and historical returns on comparable equity, debt and other investments. The resulting weighted average expected long-term rate of return on plan assets is 8.0% for the year ended December 31, 2007, the same as 2006.

While a number of the key assumptions related to our qualified pension plans are long-term in nature, including assumed investment rates of return, compensation increases, employee turnover rates and mortality rates, generally accepted accounting principles require that our discount rate assumption reflect current market conditions. As such, our discount rate likely will change more frequently than in prior years. The discount rate utilized to determine our estimated future benefit obligations increased from 5.85% at December 31, 2006 to 6.4% at December 31, 2007.

A 0.25% reduction in the assumed rate of return on plan assets or a 0.25% reduction in the discount rate would increase our annual pension expense by $585,000 and $363,000, respectively. In addition, a 1% increase in assumed healthcare costs trends would increase the aggregate annual post retirement medical expense by $419,000.

Property, Plant and Equipment — Our property, plant and equipment totaled $1.80 billion as of December 31, 2007. Such assets are depreciated over their estimated useful lives. We perform impairment tests when circumstances indicate that the carrying value may not be recoverable. Indicators of impairment could include significant changes in business environment or planned closure of a facility. In 2007 limited assets were evaluated for impairment and found not be be impaired. Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Assumptions used in our impairment evaluations include product development, volume growth, and contribution margins.

Goodwill and Intangible Assets — Our goodwill and intangible assets totaled $3.61 billion as of December 31, 2007 resulting primarily from acquisitions. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including trademarks and customer-related intangible assets, with any remaining purchase price recorded as goodwill. Goodwill and trademarks with indefinite lives are not amortized.

We believe that a trademark has an indefinite life if it has a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives. Determining the expected life of a trademark requires considerable management judgment and is based on an evaluation of a number of factors including the competitive environment, trademark history and anticipated future trademark support.

Perpetual trademarks and goodwill are evaluated for impairment at least annually to ensure that future cash flows continue to exceed the related book value. A perpetual trademark is impaired if its book value exceeds its estimated fair value. Goodwill is evaluated for impairment if the book value of its reporting unit exceeds its estimated fair value. Currently, our reporting units are our two segments. If the fair value of an evaluated asset is less than its book value, the asset is written down to fair value based on its discounted future cash flows.

Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating environment. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.

Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Assumptions used in our impairment evaluations, such as forecasted growth rates and our cost of capital, are consistent with our internal projections and operating plans.

We did not recognize any impairment charges in continuing operations for goodwill during 2007, 2006 or 2005. As a result of the decision to close a facility and shift customers from one regional brand to another, we recognized immaterial impairment charges to certain trademarks during 2007 and 2006. No trademark impairments were recognized in 2005.

Income Taxes — Deferred taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Future business results may affect deferred tax liabilities or the valuation of deferred tax assets over time. We estimate our probable tax obligations using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretations of tax regulations in the jurisdictions in which we operate. These judgments and estimates made at a point in time may change based on the outcome of tax audits and changes to or further interpretations of regulations. If such changes take place, there is a risk that our tax rate may increase or decrease in any period, which could have an impact on our earnings.

Insurance Accruals — We retain selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third-party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors which contemplate a number of variables including claims history and expected trends. These loss development factors are developed by us in consultation with external insurance brokers and actuaries. At December 31, 2007 and 2006, we recorded accrued liabilities related to these retained risks of $180.4 million and $172.9 million, respectively, including both current and long-term liabilities.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements — Effective January 1, 2007, we adopted Financial Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of adopting the provisions of FIN 48, we recognized a $25.9 million increase in our liability for uncertain tax positions to $41.6 million, a $20.1 million increase in deferred income tax assets, a $0.3 million decrease to additional paid-in capital, a $0.2 million decrease to goodwill, and a $5.7 million decrease to retained earnings. See Note 8 to our Consolidated Financial Statements for more information.

Recently Issued Accounting Pronouncements — The Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" in September 2006. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. We do not believe the adoption of this standard will have a material impact on our Consolidated Financial Statements. This standard will become effective for us in the first quarter of 2008.

The FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" in February 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. This standard will become effective for us in the first quarter of 2008, and will not have a material impact on our Consolidated Financial Statements.

The FASB issued SFAS No. 141R, "Significant Changes in Acquisition Accounting" in December 2007. SFAS No. 141R contains a number of major changes affecting the allocation of the value of acquired assets and liabilities, including requiring an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. The provisions of SFAS No. 141R apply only to acquisition transactions completed in fiscal years beginning after December 15, 2008. We are currently evaluating what impact the adoption of this revised standard will have on our future Consolidated Financial Statements. This standard will become effective for us in the first quarter of 2009.

The FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" in December 2007. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. We are currently evaluating what impact the adoption of this revised standard will have on our future Consolidated Financial Statements. This statement will become effective for us in the first quarter of 2009.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Fluctuations

In order to reduce the volatility of earnings that arises from changes in interest rates, we manage interest rate risk through the use of interest rate swap agreements. These swap agreements provide hedges for loans under our senior credit facility by limiting or fixing the LIBOR interest rates specified in the senior credit facility at the interest rates noted below until the indicated expiration dates.

We are exposed to market risk under these arrangements due to the possibility of interest rates on our senior credit facility rising above the rates on our interest rate derivative agreements. Credit risk under these arrangements is remote since the counterparties to our interest rate derivative agreements are major financial institutions.

A majority of our debt obligations, excluding hedges, are currently at variable rates. We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in interest rates. As of December 31, 2007, the analysis indicated that such interest rate movement would not have a material effect on our financial position, results of operations or cash flows. However, actual gains and losses in the future may differ materially from that analysis based on changes in the timing and amount of interest rate movement and our actual exposure and hedges.

Other

We currently do not have material exposure to foreign currency risk as we do not have significant amounts of operating cash flows denominated in foreign currencies.

Butterfat

Our Dairy Group utilizes a significant amount of butterfat to produce Class II products. This butterfat is acquired through the purchase of raw milk and bulk cream. Butterfat acquired in raw milk is priced based on the Class II butterfat price in federal orders, which is announced near the end of the applicable month. The Class II butterfat price can generally be tied to the pricing of AA butter traded on the CME. The cost of butterfat acquired in bulk cream is typically based on a multiple of the AA butter price on the CME. From time to time, we purchase butter futures and butter inventory in an effort to better manage our butterfat cost in Class II products. Futures contracts are marked to market in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," and physical inventory is valued at the lower of cost or market. We are exposed to market risk under this risk management strategy if the cost of butter falls below the cost that we have agreed to pay in a futures contract or that we actually paid for the physical inventory and we are unable to pass on the difference to our customers. As of December 31, 2007 we had no material physical or financial positions.

Item 8. ***Consolidated Financial Statements***

Our Consolidated Financial Statements for 2007 are included in this report on the following pages.

DEAN FOODS COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31 2007	December 31 2006
	(Dollars in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,555	$ 31,140
Receivables, net of allowance for doubtful accounts of $19,830 and $17,070	913,074	799,038
Income tax receivable	17,885	—
Inventories	379,773	360,754
Deferred income taxes	128,841	117,991
Prepaid expenses and other current assets	59,856	70,367
Total current assets	1,531,984	1,379,290
Property, plant and equipment, net	1,798,378	1,786,907
Goodwill	3,017,746	2,943,139
Identifiable intangible and other assets	685,248	640,857
Assets of discontinued operations	—	19,980
Total	$7,033,356	$6,770,173
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 907,270	$ 822,122
Income taxes payable	—	30,776
Current portion of long-term debt	25,246	483,658
Total current liabilities	932,516	1,336,556
Long-term debt	5,247,105	2,872,193
Deferred income taxes	482,212	504,552
Other long-term liabilities	320,256	238,682
Liabilities of discontinued operations	—	8,791
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, none issued	—	—
Common stock 132,236,217 and 128,371,104 shares issued and outstanding, with a par value of $0.01 per share	1,322	1,284
Additional paid-in capital	70,214	624,475
Retained earnings	67,533	1,229,427
Accumulated other comprehensive loss	(87,802)	(45,787)
Total stockholders' equity	51,267	1,809,399
Total	$7,033,356	$6,770,173

See Notes to Consolidated Financial Statements.

DEAN FOODS COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2007	2006	2005
	(Dollars in thousands, except share data)		
Net sales	$ 11,821,903	$ 10,098,555	$ 10,174,718
Cost of sales	9,084,318	7,358,676	7,591,548
Gross profit	2,737,585	2,739,879	2,583,170
Operating costs and expenses:			
Selling and distribution	1,721,617	1,648,860	1,581,028
General and administrative	419,518	409,225	380,490
Amortization of intangibles	6,744	5,983	6,106
Facility closing and reorganization costs	34,421	25,116	35,451
Other operating expense	1,688	—	—
Total operating costs and expenses	2,183,988	2,089,184	2,003,075
Operating income	553,597	650,695	580,095
Other (income) expense:			
Interest expense	333,202	194,547	160,230
Other (income) expense, net	5,926	435	(683)
Total other expense	339,128	194,982	159,547
Income from continuing operations before income taxes	214,469	455,713	420,548
Income taxes	84,007	175,450	163,898
Income from continuing operations	130,462	280,263	256,650
Gain (loss) on sale of discontinued operations, net of tax	608	(1,978)	38,763
Income (loss) from discontinued operations, net of tax	283	(52,871)	14,793
Income before cumulative effect of accounting change	131,353	225,414	310,206
Cumulative effect of accounting change, net of tax	—	—	(1,552)
Net income	$ 131,353	$ 225,414	$ 308,654
Average common shares:			
Basic	130,310,811	133,938,777	146,673,322
Diluted	137,291,998	139,762,104	153,438,636
Basic earnings per common share:			
Income from continuing operations	$ 1.00	$ 2.09	$ 1.75
Income (loss) from discontinued operations	0.01	(0.41)	0.36
Cumulative effect of accounting change	—	—	(0.01)
Net income	$ 1.01	$ 1.68	$ 2.10
Diluted earnings per common share:			
Income from continuing operations	$ 0.95	$ 2.01	$ 1.67
Income (loss) from discontinued operations	0.01	(0.40)	0.35
Cumulative effect of accounting change	—	—	(0.01)
Net income	$ 0.96	$ 1.61	$ 2.01

See Notes to Consolidated Financial Statements.

DEAN FOODS COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
	(Dollars in thousands, except share data)						
Balance, January 1, 2005	149,222,997	$1,492	$1,509,218	$ 1,187,972	$ (5,697)	$ 2,692,985	
Issuance of common stock	3,867,493	39	73,195	—	—	73,234	
Share dividend of TreeHouse common stock	—	—	—	(492,613)	—	(492,613)	
Share-based compensation expense	—	—	40,067	—	—	40,067	
Purchase and retirement of treasury stock	(18,881,300)	(189)	(699,689)	—	—	(699,878)	
Net income	—	—	—	308,654	—	308,654	$308,654
Other comprehensive income (Note 12):							
Change in fair value of derivative instruments	—	—	—	—	11,290	11,290	11,290
Amounts reclassified to income statement related to derivatives	—	—	—	—	8,510	8,510	8,510
Cumulative translation adjustment	—	—	—	—	(28,220)	(28,220)	(28,220)
Minimum pension liability adjustment	—	—	—	—	(11,816)	(11,816)	(11,816)
Comprehensive income							$288,418
Balance, December 31, 2005	134,209,190	$1,342	$ 922,791	$ 1,004,013	$(25,933)	$ 1,902,213	
Issuance of common stock	4,184,114	42	64,775	—	—	64,817	
Share-based compensation expense	—	—	36,871	—	—	36,871	
Purchase and retirement of treasury stock	(10,022,200)	(100)	(399,962)	—	—	(400,062)	
Net income	—	—	—	225,414	—	225,414	$225,414
Other comprehensive income (Note 12):							
Change in fair value of derivative instruments	—	—	—	—	8,737	8,737	8,737
Amounts reclassified to income statement related to derivatives	—	—	—	—	(7,455)	(7,455)	(7,455)
Cumulative translation adjustment	—	—	—	—	(10,336)	(10,336)	(10,336)
Minimum pension liability adjustment	—	—	—	—	4,003	4,003	4,003
Comprehensive income							$220,363
Adjustment to pension and other postretirement liabilities related to adoption of SFAS No. 158	—	—	—	—	(14,803)	(14,803)	
Balance, December 31, 2006	128,371,104	$1,284	$ 624,475	$ 1,229,427	$(45,787)	$ 1,809,399	
Issuance of common stock	3,865,113	38	66,445	—	—	66,483	
Share-based compensation expense	—	—	34,817	—	—	34,817	
Special cash dividend ($15. per share)			(655,218)	(1,287,520)	—	(1,942,738)	
Net income	—	—	—	131,353	—	131,353	$131,353
Other comprehensive income (Note 12):							
Change in fair value of derivative instruments	—	—	—	—	52,066	52,066	52,066
Amounts reclassified to income statement related to hedging activities, net of tax	—	—	—	—	9,679	9,679	9,679
Cumulative translation adjustment	—	—	—	—	534	534	534
Pension liability adjustment	—	—	—	—	19,196	19,196	19,196
Comprehensive income							$ 89,338
Adoption of FIN 48	—	—	(305)	(5,727)	—	(6,032)	
Balance, December 31, 2007	132,236,217	$1,322	$ 70,214	$ 67,533	$(87,802)	$ 51,267	

See Notes to Consolidated Financial Statements.

DEAN FOODS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 131,353	$ 225,414	$ 308,654
(Income) loss from discontinued operations	(283)	52,871	(14,793)
(Gain) loss on sale of discontinued operations	(608)	1,978	(38,763)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	231,898	227,682	214,630
Share-based compensation expense	34,817	36,871	40,067
Loss on disposition of assets and operations	4,208	7,841	1,525
Cumulative effect of accounting change	—	—	1,552
Write-down of impaired assets	7,969	13,589	11,297
Write-off of financing costs	13,545	—	—
Deferred income taxes	10,578	66,994	34,141
Other	254	3,401	(2,700)
Changes in operating assets and liabilities, net of acquisitions:			
Receivables, net	(106,731)	23,317	(53,618)
Inventories	(16,918)	(5,226)	(10,427)
Prepaid expenses and other assets	18,870	12,442	24,359
Accounts payable and accrued expenses	53,319	(116,945)	63,068
Income taxes payable	(32,021)	11,323	(37,054)
Net cash provided by continuing operations	350,250	561,552	541,938
Net cash provided by (used in) discontinued operations	—	(334)	13,838
Net cash provided by operating activities	350,250	561,218	555,776
Cash flows from investing activities:			
Payments for property, plant and equipment	(241,448)	(237,242)	(287,129)
Payments for acquisitions and investments, net of cash received	(132,204)	(17,244)	(1,378)
Net proceeds from divestitures	1,536	—	—
Proceeds from sale of fixed assets	20,192	6,190	8,357
Net cash used in continuing operations	(351,924)	(248,296)	(280,150)
Net cash provided by discontinued operations	10,705	80,831	162,430
Net cash used in investing activities	(341,219)	(167,465)	(117,720)
Cash flows from financing activities:			
Proceeds from issuance of debt	1,912,500	498,020	—
Repayment of debt	(336,880)	(70,473)	(118,554)
Net proceeds from (payments for) revolver and receivables backed facility	324,300	(481,000)	275,900
Payments of financing costs	(31,281)	(6,974)	(4,279)
Issuance of common stock	48,114	32,311	57,718
Payment of special cash dividend	(1,942,738)	—	—
Tax savings on share-based compensation	18,369	31,211	20,614
Redemption of common stock	—	(400,062)	(699,878)
Net cash used in continuing operations	(7,616)	(396,967)	(468,479)
Net cash provided by discontinued operations	—	9,898	29,522
Net cash used in financing activities	(7,616)	(387,069)	(438,957)
Increase (decrease) in cash and cash equivalents	1,415	6,684	(901)
Cash and cash equivalents, beginning of period	31,140	24,456	25,357
Cash and cash equivalents, end of period	$ 32,555	$ 31,140	$ 24,456

See Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Our Business — We are one of the leading food and beverage companies in the United States. Our Dairy Group segment is the largest processor and distributor of milk and other dairy products in the country, with products sold under more than 50 familiar local and regional brands and a wide array of private labels. Our WhiteWave Foods ("WhiteWave") segment markets and sells a variety of well-known dairy and dairy-related products, such as *Silk®* soymilk, *Horizon Organic®* milk and other dairy products, *International Delight®* coffee creamers, and *LAND O'LAKES®* creamers and other fluid dairy products. WhiteWave's *Rachel's Organic®* brand is the second largest organic yogurt brand in the United Kingdom.

Basis of Presentation — Our Consolidated Financial Statements include the accounts of our wholly-owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

On September 14, 2006, we completed the sale of our operations based in Spain. The sale of our remaining Iberian operations was completed in January 2007 following the completion of Portuguese regulatory proceedings. In our Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005, the Iberian operations have been reclassified as discontinued operations.

On June 27, 2005, we completed the spin-off ("Spin-off") of our indirect majority-owned subsidiary TreeHouse Foods, Inc. ("TreeHouse"). Immediately prior to the Spin-off, we transferred to TreeHouse (1) the businesses previously conducted by our Specialty Foods Group segment, (2) the *Mocha Mix ®* and *Second Nature ®* businesses previously conducted by WhiteWave and (3) the foodservice salad dressings businesses previously conducted by the Dairy Group and WhiteWave. In August 2005, we completed the sale of our *Marie's ®* dips and dressings and *Dean's ®* dips businesses to Ventura Foods. In our Consolidated Financial Statements for the year ended December 31, 2005, the businesses transferred to TreeHouse and the Marie's dips and dressings and Dean's dips businesses have been reclassified as discontinued operations.

Use of Estimates — The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles ("GAAP") requires us to use our judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates under different assumptions or conditions.

Cash Equivalents — We consider temporary investments with an original maturity of three months or less to be cash equivalents.

Inventories — Inventories are stated at the lower of cost or market. Our products are valued using the first-in, first-out ("FIFO") method. The costs of finished goods inventories include raw materials, direct labor and indirect production and overhead costs.

Property, Plant and Equipment — Property, plant and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects. Also included in property, plant and equipment are certain direct costs related to the implementation of computer software for internal use. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Asset	Useful Life
Buildings and improvements	7 to 40 years
Machinery and equipment	3 to 20 years

We perform impairment tests when circumstances indicate that the carrying value may not be recoverable. Indicators of impairment could include significant changes in business environment or planned closure of a facility. In 2007 limited assets were evaluated for impairment and found not to be impaired. Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Assumptions used in our impairment evaluations include product development, volume growth, and contribution margins. Capitalized leases are amortized over the shorter of their lease term or their estimated useful lives. Expenditures for repairs and maintenance, which do not improve or extend the life of the assets, are expensed as incurred.

Intangible and Other Assets — Identifiable intangible assets, other than trademarks that have indefinite lives, are amortized over their estimated useful lives as follows:

Asset	Useful Life
Customer relationships	5 to 20 years
Customer supply contracts	Over the terms of the agreements
Noncompetition agreements	Over the terms of the agreements
Deferred financing costs	Over the terms of the related debt

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill and other intangible assets determined to have indefinite useful lives are not amortized. Instead, we conduct impairment tests on our goodwill, trademarks and other intangible assets with indefinite lives annually and when circumstances indicate that the carrying value may not be recoverable. To determine whether an impairment exists, we primarily utilize a discounted future cash flow analysis.

Foreign Currency Translation — The financial statements of our foreign subsidiaries are translated to U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." The functional currency of our foreign subsidiaries is generally the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The cumulative translation adjustment in stockholders' equity reflects the unrealized adjustments resulting from translating the financial statements of our foreign subsidiaries.

Share-Based Compensation — In accordance with SFAS No. 123(R), "Share-Based Payment", share-based compensation expense is recognized for equity awards over the vesting period based on their grant date fair value. The fair value of option awards is estimated at the date of grant using the Black-Scholes valuation model. The fair value of restricted stock unit awards is equal to the closing price of our stock on the date of grant. Compensation expense is recognized only for equity awards expected to vest. We estimate forfeitures at the date of grant based on the Company's historical experience and future expectations. Share-based compensation expense is included within the same financial statement caption where the recipient's cash compensation is reported and is classified as a corporate item for business segment reporting.

Sales Recognition and Accounts Receivable — Sales are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been delivered to the customer and there is a reasonable assurance of collection of the sales proceeds. In accordance with Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration Given by a Vendor to a Customer," sales are reduced by certain sales incentives, some of which are recorded by estimating expense based on our historical experience. We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluation of our customers and maintain allowances for potential credit losses based on historical experience. Estimated product returns, which have not been material, are deducted from sales at the time of shipment.

Income Taxes — All of our wholly-owned U.S. operating subsidiaries are included in our U.S. federal consolidated tax return. In addition, our proportional share of the operations of our former majority-owned subsidiaries and certain of our equity method affiliates, all of which are organized as limited liability companies or limited partnerships, are included in our consolidated tax return. Our foreign subsidiaries are required to file separate income tax returns in their local jurisdictions. Certain distributions from these subsidiaries are subject to U.S. income taxes; however, available tax credits of these subsidiaries may reduce or eliminate these U.S. income tax liabilities. Other foreign earnings are expected to be reinvested indefinitely. At December 31, 2007, no provision had been made for U.S. federal or state income tax on approximately $16.2 million of accumulated foreign earnings.

Deferred income taxes are provided for temporary differences between amounts recorded in the Consolidated Financial Statements and tax bases of assets and liabilities using current tax rates. Deferred tax assets, including the benefit of net operating loss carry forwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if deemed necessary.

Advertising Expense — Advertising expense is comprised of media, agency, coupon, trade shows and other promotional expenses. Advertising expenses are charged to income during the period incurred, except for expenses related to the development of a major commercial or media campaign which are charged to income during the period in which the advertisement or campaign is first presented by the media. Advertising expenses charged to income totaled $116.0 million in 2007, $113.5 million in 2006 and $93.6 million in 2005. Additionally, prepaid advertising costs were $3.6 million and $3.3 million at December 31, 2007 and 2006, respectively.

Shipping and Handling Fees — Our shipping and handling costs are included in both cost of sales and selling and distribution expense, depending on the nature of such costs. Shipping and handling costs included in cost of sales reflect inventory warehouse costs and product loading and handling costs. Our Dairy Group includes costs associated with transporting finished products from our manufacturing facilities to our own distribution warehouses within cost of sales while WhiteWave includes these costs in selling and distribution expense. Shipping and handling costs included in selling and distribution expense consist primarily of route delivery costs for both company-owned delivery routes and independent distributor routes, to the extent that such independent distributors are paid a delivery fee, and the cost of shipping products to customers through third party carriers. Shipping and handling costs that were recorded as a component of selling and distribution expense were $1.34 billion, $1.28 billion and $1.22 billion during 2007, 2006 and 2005, respectively.

Insurance Accruals — We retain selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverage. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors which contemplate a number of factors including claims history and expected trends.

Facility Closing and Reorganization Costs — We have an on-going facility closing and reorganization strategy. We record facility closing and reorganization charges when we have identified a facility for closure, or other reorganization opportunity, developed a plan and notified the affected employees.

Comprehensive Income — We consider all changes in equity from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners, to be comprehensive income.

Recently Adopted Accounting Pronouncements — Effective January 1, 2007, we adopted Financial Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes", an interpretation of SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of adopting the provisions of FIN 48, we recognized a $25.9 million increase in our liability for uncertain tax positions to $41.6 million, a $20.1 million increase in deferred income tax assets, a $0.3 million decrease to additional paid-in capital, a $0.2 million decrease to goodwill, and a $5.7 million decrease to retained earnings.

Recently Issued Accounting Pronouncements — The Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" in September 2006. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. We do not believe the adoption of this standard will have a material impact on our Consolidated Financial Statements. This standard will become effective for us in the first quarter of 2008.

The FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" in February 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. This standard will become effective for us in the first quarter of 2008, and will not have a material impact on our Consolidated Financial Statements.

The FASB issued SFAS No. 141R, "Significant Changes in Acquisition Accounting" in December 2007. SFAS No. 141R contains a number of major changes affecting the allocation of the value of acquired assets and liabilities, including requiring an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. The provisions of SFAS No. 141R apply only to acquisition transactions completed in fiscal years beginning after December 15, 2008. We are currently evaluating what impact the adoption of this revised standard will have on our future Consolidated Financial Statements. This standard will become effective for us in the first quarter of 2009.

The FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" in December 2007. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. We are currently evaluating what impact the adoption of this revised standard will have on our future Consolidated Financial Statements. This statement will become effective for us in the first quarter of 2009.

Reclassifications — In 2007, we changed the presentation within our Statements of Cash Flows to report net proceeds from divestitures of discontinued operations from within investing activities used in continuing operations to net cash provided by discontinued operations.

2. ACQUISITIONS, DISCONTINUED OPERATIONS AND DIVESTITURES

Acquisitions

We completed the acquisitions of seven businesses during 2007, 2006 and 2005 including the acquisition of Friendship Dairies in 2007. These acquisitions were not material individually or in the aggregate, including the pro forma impact on earnings. All of these acquisitions were funded with cash flows from operations and borrowings under our senior credit facility and our receivables-backed facility. The results of operations of the acquired companies are included in our Consolidated Financial Statements subsequent to their respective acquisition dates. At the acquisition date, the purchase price was allocated to assets acquired, including identifiable intangibles and liabilities assumed based on their fair market values. The excess of the total purchase prices over the fair values of the net assets acquired represented goodwill.

Friendship Dairies — On March 13, 2007, we completed the acquisition of Friendship Dairies, Inc., a manufacturer, marketer and distributor of cultured dairy products primarily in the northeastern United States. This transaction expanded our cultured dairy product capabilities and added a strong regional brand. We paid approximately $130 million, including transaction costs, and funded the purchase price with borrowings under our senior credit facility. We have not completed a final allocation of the purchase price to the fair values of Friendship Dairies' assets and liabilities pending final valuations of certain tangible and intangible assets.

Discontinued Operations

Our financial statements have been reclassified to give effect to the following businesses as discontinued operations.

Iberian Operations — Our former Iberian operations included the manufacture and distribution of private label and branded milk across Spain and Portugal. In connection with our decision to sell our Iberian operation, a non-cash impairment charge of $46.4 million, net of an income tax benefit of $8.1 million was recognized in 2006 representing our best estimate of the impairment required based on our expected proceeds upon sale of the Iberian operations.

On September 14, 2006, we completed the sale of our operations in Spain for net cash proceeds of $96.0 million. In addition to customary indemnifications of the purchaser of the business, we retained contingent obligations related to regulatory compliance, including an obligation to pay the purchaser a maximum of 15 million euros ($22.1 million as of December 31, 2007) if certain regulatory approvals are not received with respect to a specific facility. A loss on the sale of our operations in Spain of $6.8 million (net of tax) was recognized during 2006. In connection with the sale of our operations in Spain, we entered into an agreement to sell our Portuguese operations (that comprised the remainder of our Iberian operations) for $11.4 million subject to regulatory approvals and working capital settlements. We completed the sale of our Portuguese operations in January 2007. The sale of our Iberian operations was part of our strategy to focus on our businesses in the United States.

Sale of Marie's Dips and Dressings and Dean's Dips — On August 22, 2005, we completed the sale of tangible and intangible assets related to the production and distribution of *Marie's* dips and dressings and *Dean's* dips to Ventura Foods. We also agreed to license the Dean trademark to Ventura Foods for use on certain non-dairy dips. Our net proceeds were $189.9 million. The sale of these brands was part of our strategy to focus on our core dairy and branded businesses.

Spin-off of TreeHouse — On January 25, 2005, we formed TreeHouse. At that time, TreeHouse sold shares of common stock to certain members of a newly retained management team, who purchased 1.67% of the outstanding common stock of TreeHouse, for an aggregate purchase price of $10 million. The proceeds from this transaction were distributed to us as a dividend and are reflected within stockholders' equity in our Consolidated Balance Sheet.

On June 27, 2005, we completed the Spin-off. Immediately prior to the Spin-off, we transferred to TreeHouse (1) the businesses previously conducted by our Specialty Foods Group segment, (2) the *Mocha Mix* non-dairy coffee creamer and *Second Nature* liquid egg substitute businesses previously conducted by WhiteWave and (3) the foodservice salad dressings businesses previously conducted by the Dairy Group and WhiteWave. The Spin-off was affected by means of a share dividend of the TreeHouse common stock held by us to our stockholders of record on June 20, 2005 (the "Record Date"). In the distribution, our stockholders received one share of TreeHouse common stock for every five shares of our common stock held by them on the Record Date.

Other — In 2006, we recognized a $4.8 million gain from the favorable resolution of contingencies related to prior discontinued operations.

Net sales and income before taxes generated by discontinued operations were as follows:

	Year Ended December 31(1)	
	2006	2005
	(In thousands)	
Net sales	$240,470	$725,602
Income (loss) before taxes(2)	(52,842)	25,524

(1) All intercompany sales and expenses have been appropriately eliminated in the table.

(2) Interest expense of $4.8 million in the year ended December 31, 2006 was allocated to our Iberian discontinued operations based on the net assets of our discontinued operations relative to our total net assets. Interest expense

of $9.2 million and $10.6 million in the years ended December 31, 2005 and 2004, respectively, was allocated to our Iberian operations and *Marie's* dips and dressings and *Dean's* dips discontinued operations based on the net assets of our discontinued operations relative to our total net assets.

Major classes of assets and liabilities of discontinued operations included in our Consolidated Balance Sheets at December 31, 2006 are as follows:

	(In thousands)
Current assets	$14,255
Other non-current assets	5,725
Current liabilities	8,791

Divestitures

On June 8, 2007, we completed the sale of our tofu business, including a dedicated facility in Boulder, Colorado for cash proceeds of approximately $1.5 million. We recorded a pre-tax loss of $1.7 million on the sale. Such loss is included within other operating expense. The historical sales and contribution margin of these operations were not material.

3. INVESTMENT IN UNCONSOLIDATED AFFILIATE

We own an approximately 25% minority interest, on a fully diluted basis, in Consolidated Container Company ("CCC"), one of the nation's largest manufacturers of rigid plastic containers and our largest supplier of plastic bottles and bottle components. We have owned our minority interest since July 2, 1999, when we sold our U.S. plastic packaging operations to CCC. Vestar Capital Partners controls CCC through a majority ownership interest. Less than 1% of CCC is owned indirectly by Alan Bernon, a member of our Board of Directors, and his brother Peter Bernon. Pursuant to our agreements with Vestar, we control two of the eight seats on CCC's Management Committee.

Since July 2, 1999, our investment in CCC has been accounted for under the equity method of accounting. During 2001, due to a variety of operational difficulties, CCC consistently reported operating results that were significantly weaker than expected, which resulted in significant losses in the third and fourth quarters of 2001. As a result, by late 2001 CCC had become unable to comply with the financial covenants contained in its credit facility. We concluded that our investment was impaired and that the impairment was not temporary so we wrote off our remaining investment during the fourth quarter of 2001. Our investment in CCC has been recorded at $0 since we wrote-off our remaining investment in 2001. As the tax basis of our investment in CCC is less than the carrying value of the investment recognized in our Consolidated Financial Statements, the sale or liquidation of our investment could result in a disproportionate tax obligation.

We have supply agreements with CCC to purchase certain of our requirements for plastic bottles and bottle components from CCC. We spent $264.0 million, $284.4 million and $324.1 million on products purchased from CCC for the years ended December 31, 2007, 2006 and 2005, respectively.

4. INVENTORIES

Inventories at years ended December 31, 2007 and 2006 consisted of the following:

	December 31	
	2007	2006
	(In thousands)	
Raw materials and supplies	$172,099	$173,208
Finished goods	207,674	187,546
Total	$379,773	$360,754

5. PROPERTY, PLANT AND EQUIPMENT

	December 31	
	2007	2006
	(In thousands)	
Land	$ 180,441	$ 176,425
Buildings and improvements	795,281	749,163
Machinery and equipment	1,959,566	1,800,868
Construction in progress	79,618	91,160
	3,014,906	2,817,616
Less accumulated depreciation	(1,216,528)	(1,030,709)
Total	$ 1,798,378	$ 1,786,907

For 2007 and 2006, we capitalized $2.0 million and $3.4 million in interest related to borrowings during the actual construction period of major capital projects, which is included as part of the cost of the related asset.

6. INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows:

	Dairy Group	WhiteWave	Total
		(In thousands)	
Balance at December 31, 2005	$2,400,843	$522,097	$2,922,940
Purchase accounting adjustments	(3,303)	12,629	9,326
Acquisitions	10,873	—	10,873
Balance at December 31, 2006	2,408,413	534,726	2,943,139
Purchase accounting adjustments	(1,148)	—	(1,148)
Acquisitions (divestitures)	76,380	(625)	75,755
Balance at December 31, 2007	$2,483,645	$534,101	$3,017,746

The gross carrying amount and accumulated amortization of our intangible assets other than goodwill as of December 31, 2007 and 2006 are as follows:

	December 31					
	2007			2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In thousands)			
Intangible assets with indefinite lives:						
Trademarks	$517,756	$ —	$517,756	$505,417	$ —	$505,417
Intangible assets with finite lives:						
Customer-related and other	98,273	(27,621)	70,652	72,789	(21,490)	51,299
Total	$616,029	$(27,621)	$588,408	$578,206	$(21,490)	$556,716

Amortization expense on intangible assets for the years ended December 31, 2007, 2006 and 2005 was $6.3 million, $6.2 million and $6.1 million, respectively. Estimated aggregate intangible asset amortization expense for the next five years is as follows:

2008	$7.2 million
2009	7.1 million
2010	7.0 million
2011	5.2 million
2012	4.8 million

Our goodwill and intangible assets have resulted primarily from acquisitions. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including trademarks and customer-related intangible assets, with any remaining purchase price recorded as goodwill. Goodwill and trademarks with indefinite lives are not amortized.

A trademark is recorded with an indefinite life if it has a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives. Determining the expected life of a trademark is based on a number of factors including the competitive environment, trademark history and anticipated future trademark support. Our trademarks that have been determined to have finite lives are not material.

In accordance with SFAS No. 142, we conduct impairment tests of goodwill and intangible assets with indefinite lives annually in the fourth quarter or when circumstances arise that indicate a possible impairment might exist. If the fair value of an evaluated asset is less than its book value, the asset is written down to fair value based on its discounted future cash flows. Our 2007, 2006 and 2005 annual impairment tests of goodwill indicated no impairments. Our 2007 and 2006 annual impairment tests of intangibles with indefinite lives indicated impairment on perpetual trademarks for regional brands in our Dairy Group as a result of the decision to close facilities and shift customers from one regional brand to another. In 2007 and 2006, we recognized an immaterial impairment charge related to these trademarks which is included within amortization of intangibles in the consolidated statements of income. Our 2005 annual impairment tests of intangibles with indefinite lives indicated no impairment.

Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating environment. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrual expenses at years ended December 31, 2007 and 2006 consisted of the following:

	December 31	
	2007	2006
	(In thousands)	
Accounts payable	$556,919	$463,965
Payroll and benefits	103,246	123,507
Health insurance, workers' compensation and other insurance costs	73,310	84,988
Other accrued liabilities	173,795	149,662
Total	$907,270	$822,122

8. INCOME TAXES

The following table presents the 2007, 2006 and 2005 provisions for income taxes:

	Year Ended December 31		
	2007(1)	2006(2)	2005(3)
		(In thousands)	
Federal	$64,071	$ 96,245	$113,025
State	6,378	12,183	14,514
Foreign	959	517	853
Deferred income taxes	12,599	66,505	35,506
Total	$84,007	$175,450	$163,898

(1) Excludes $700,000 income tax benefit related to discontinued operations.

(2) Excludes $12.0 million income tax benefit related to discontinued operations.

(3) Excludes $53.1 million income tax expense related to discontinued operations and $900,000 income tax benefit related to cumulative effect of accounting change.

The following is a reconciliation of income taxes computed at the U.S. federal statutory tax rate to income taxes reported in the Consolidated Statements of Income:

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
Tax expense at statutory rate of 35%	$75,064	$159,500	$147,192
State income taxes	8,834	12,455	11,903
Change in valuation allowance	(976)	(1,036)	(481)
Nondeductible compensation	2,010	3,256	4,603
Favorable tax settlement	—	(259)	(1,709)
Other	(925)	1,534	2,390
Total	$84,007	$175,450	$163,898

The tax effects of temporary differences giving rise to deferred income tax assets (liabilities) were:

	December 31	
	2007(1)	2006
	(In thousands)	
Deferred income tax assets:		
Accrued liabilities	$ 163,771	$ 162,805
Stock options	29,674	27,026
Asset valuation reserves	22,262	16,910
Derivative instruments	25,663	—
Net operating loss carryforwards	10,747	12;797
State and foreign tax credits	11,182	10,173
Other	5,682	—
Valuation allowances	(8,695)	(9,671)
	260,286	220,040
Deferred income tax liabilities:		
Depreciation and amortization	(588,323)	(566,521)
Basis differences in unconsolidated affiliates	(25,334)	(23,214)
Derivative instruments	—	(9,951)
Other	—	(6,915)
	(613,657)	(606,601)
Net deferred income tax liability	$(353,371)	$(386,561)

(1) Includes $22.0 million of deferred tax assets related to implementation of FIN 48.

These net deferred income tax assets (liabilities) are classified in our Consolidated Balance Sheets as follows:

	December 31	
	2007	2006
	(In thousands)	
Current assets	$ 128,841	$ 117,991
Noncurrent liabilities	(482,212)	(504,552)
Total	$(353,371)	$(386,561)

At December 31, 2007, we had approximately $11.2 million of state and foreign tax credits available for carryover to future years. The credits are subject to certain limitations and begin to expire in 2010.

A valuation allowance of $8.7 million has been established because we do not believe it is more likely than not that all of the deferred tax assets related to state net operating loss and credit carryforwards and foreign tax credit carryforwards will be realized prior to expiration. Our valuation allowance decreased $1.0 million in 2007 for expected realization of state net operating loss and credit carryforwards not previously recognized.

The following is a reconciliation of gross unrecognized tax benefits, including interest, recorded in other long-term liabilities in our Consolidated Balance Sheets:

	(in thousands)
Balance at January 1, 2007 (adoption)	$41,596
Increases in tax positions for current year	3,294
Increases in tax positions for prior years	4,712
Decreases in tax positions for prior years	(1,422)
Settlement of tax matters	(1,697)
Lapse of applicable statute of limitations	(394)
Balance at December 31, 2007	$46,089

Of the balance at December 31, 2007, $20.2 million would impact our effective tax rate, $1.3 million would be recorded in discontinued operations, and $2.6 million would reduce goodwill if recognized. The remaining $22.0 million represents tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Due to the impact of deferred income tax accounting, the disallowance of the shorter deductibility period would not affect our effective tax rate but would accelerate payment of cash to the applicable taxing authority. We do not expect any material changes to our liability for uncertain tax positions during the next 12 months.

Consistent with periods prior to the adoption of FIN 48, we recognize accrued interest related to uncertain tax positions as a component of income tax expense. Penalties, if incurred, are recognized as a component of operating income. Income tax expense for 2007 included interest expense, net of tax benefit, of $2.8 million and our liability for uncertain tax positions included accrued interest of $7.9 million at December 31, 2007.

Our U.S. federal income tax returns for the years 2004 and 2005 are currently under examination by the Internal Revenue Service. We expect the examination of these years to be completed no earlier that the first quarter of 2009. The IRS also has notified us that they will begin the examination of our 2006 U.S. federal income tax return in 2008 with completion expected no earlier that the second quarter of 2009. State income tax returns are generally subject to examination for a period of 3 to 5 years after filing. We have various state income tax returns in the process of examination or appeals.

9. LONG-TERM DEBT

	December 31			
	2007		2006	
	Amount Outstanding	Interest Rate	Amount Outstanding	Interest Rate
	(Dollars in thousands)			
Dean Foods Company debt obligations:				
Senior credit facility	$3,836,800	6.44%	$1,757,250	5.99%
Senior notes	498,258	7.00	498,112	7.00
	4,335,058		2,255,362	
Subsidiary debt obligations:				
Senior notes	325,973	6.625-6.90	572,037	6.625-8.15
Receivables-backed facility	600,000	6.00	512,500	5.68
Capital lease obligations and other	11,320		15,952	
	937,293		1,100,489	
	5,272,351		3,355,851	
Less current portion	(25,246)		(483,658)	
Total long-term portion	$5,247,105		$2,872,193	

The scheduled maturities of long-term debt, at December 31, 2007, were as follows (in thousands):

2008	$ 25,246
2009	387,400
2010	843,622
2011	862,330
2012	831,378
Thereafter	2,348,144
Subtotal	5,298,120
Less discounts	(25,769)
Total outstanding debt	$5,272,351

Senior Credit Facility — On April 2, 2007, we recapitalized our balance sheet through the completion of a new $4.8 billion senior credit facility and the return of $1.94 billion to shareholders of record on March 27, 2007 through a $15 per share special cash dividend. We entered into an amended and restated credit agreement that consists of a combination of a $1.5 billion 5-year senior secured revolving credit facility, a $1.5 billion 5-year senior secured term loan A, and a $1.8 billion 7-year senior secured term loan B. At December 31, 2007, there were outstanding borrowings of $1.5 billion under the senior secured term loan A, $1.79 billion under the senior secured term loan B, and $550.3 million outstanding under the revolving credit facility. Letters of credit in the aggregate amount of $174.0 million were issued but undrawn. At December 31, 2007, approximately $775.7 million was available for future borrowings under the revolving credit facility, subject to satisfaction of certain ordinary course conditions contained in the credit agreement.

The term loan A is payable in 12 consecutive quarterly installments of:

- $56.25 million in each of the first eight installments, beginning on June 30, 2009 and ending on March 31, 2011; and
- $262.5 million in each of the next four installments, beginning on June 30, 2011 and ending on April 2, 2012.

The term loan B will amortize 1% per year, or $4.5 million on a quarterly basis, with any remaining principal balance due at final maturity on April 2, 2014. The revolving credit facility will be available for the issuance of up to $350 million of letters of credit and up to $150 million for swing line loans. No principal payments are due on the $1.5 billion revolving credit facility until maturity on April 2, 2012. The credit agreement also requires mandatory principal prepayments upon the occurrence of certain asset dispositions, recovery events, or as a result of exceeding certain leverage limits.

Under the senior secured credit facility, we are required to maintain certain financial covenants, including, but not limited to, maximum leverage and minimum interest coverage ratios. Significant increases in raw material and other input costs, as well as the oversupply of raw organic milk, have increased our working capital requirements, decreased our operating profitability, and limited our ability in the near term to reduce the borrowings under the senior secured credit facility. Our actual performance levels under the financial covenants could result in an increase to the cost of borrowings outstanding under the senior secured credit facility or limit our ability to incur additional debt.

We currently have a maximum permitted leverage ratio of 6.25 times consolidated funded indebtedness to consolidated EBITDA for the prior four consecutive quarters, each as defined under and calculated in accordance with the terms of our senior secured credit facility and our receivables facility. As of December 31, 2007, this leverage ratio was 5.95 times. The maximum permitted leverage ratio under both the senior secured credit facility and the receivables facility will decline to 5.75 times as of December 31, 2008. This reduced leverage ratio could limit our ability to incur additional debt under our senior secured credit facility. Failure to comply with the leverage ratio could create a default under our senior secured credit facility and under our receivables facility.

Our credit agreement permits us to complete acquisitions that meet all of the following conditions without obtaining prior approval: (1) the acquired company is involved in the manufacture, processing and distribution of food or packaging products or any other line of business in which we are currently engaged, (2) the net cash purchase price for any single acquisition is not greater than $500 million, (3) we acquire at least 51% of the acquired entity, (4) the transaction is approved by the board of directors or shareholders, as appropriate, of the target and (5) after giving effect to such acquisition on a pro forma basis, we would have been in compliance with all financial covenants. All other acquisitions must be approved in advance by the required lenders.

The senior credit facility contains limitations on liens, investments and the incurrence of additional indebtedness, and prohibits certain dispositions of property and conditionally restricts certain payments, including dividends. The senior credit facility is secured by liens on substantially all of our domestic assets including the assets of our subsidiaries, but excluding the capital stock of subsidiaries of the former Dean Foods Company ("Legacy Dean"), and the real property owned by Legacy Dean and its subsidiaries.

The credit agreement contains standard default triggers, including without limitation: failure to maintain compliance with the financial and other covenants contained in the credit agreement, default on certain of our other debt, a change in control and certain other material adverse changes in our business. The credit agreement does not contain any default triggers based on our credit rating.

Interest on the outstanding balances under the senior credit facility is payable, at our election, at the Alternative Base Rate (as defined in our credit agreement) plus a margin depending on our Leverage Ratio (as defined in our credit agreement) or LIBOR plus a margin depending on our Leverage Ratio. The Applicable Base Rate margin under our revolving credit and term loan A varies from zero to 75 basis points while the Applicable LIBOR Rate margin varies from 62.5 to 175 basis points. The Applicable Base Rate margin under our term loan B varies from 37.5 to 75 basis points while the Applicable LIBOR Rate margin varies from 137.5 to 175 basis points.

In consideration for the revolving commitment, we are required to pay a quarterly commitment fee on unused amounts of the revolving credit facility that ranges from 12.5 to 37.5 basis points, depending on our Leverage Ratio (as defined under our credit agreement dated April 2, 2007).

The completion of the new senior credit facility resulted in the write-off of $13.5 million of financing costs in the second quarter of 2007.

The senior credit facility prior to the new senior credit facility entered into on April 2, 2007 provided for a $1.5 billion revolving credit facility and $1.5 billion term loan. At December 31, 2006 there were outstanding term loan borrowings of $1.44 billion under the senior credit facility and $313.5 million outstanding under the revolving line of credit. Letters of credit in the aggregate amount of $136.6 million were issued but undrawn as of December 31, 2006.

Dean Foods Company Senior Notes — On May 17, 2006, we issued $500 million aggregate principal amount of 7.0% senior unsecured notes. The senior unsecured notes mature on June 1, 2016 and interest is payable on June 1 and December 1 of each year, beginning December 1, 2006. The indenture under which we issued the senior unsecured notes does not contain financial covenants but does contain covenants that, among other things, limit our ability to incur certain indebtedness, enter into sale-leaseback transactions and engage in mergers, consolidations and sales of all or substantially all of our assets. The outstanding balance at December 31, 2007 was $498.3 million.

Subsidiary Senior Notes — Legacy Dean had certain senior notes outstanding at the time of its acquisition, of which two remain outstanding. The outstanding notes carry the following interest rates and maturities:

- $195.6 million ($200 million face value), at 6.625% interest, maturing May 15, 2009; and
- $130.4 million ($150 million face value), at 6.9% interest, maturing October 15, 2017.

The related indentures do not contain financial covenants but they do contain certain restrictions, including a prohibition against Legacy Dean and its subsidiaries granting liens on certain of their real property interests and a prohibition against Legacy Dean granting liens on the stock of its subsidiaries.

Receivables-Backed Facility — We have a $600 million receivables securitization facility pursuant to which certain of our subsidiaries sell their accounts receivable to three wholly-owned special purpose entities intended to be bankruptcy-remote. The special purpose entities then transfer the receivables to third party asset-backed commercial paper conduits sponsored by major financial institutions. The assets and liabilities of these three special purpose entities are fully reflected on our Consolidated Balance Sheet, and the securitization is treated as a borrowing for accounting purposes. This facility was amended and restated on April 2, 2007, which extended the facility termination date from November 15, 2009 to March 30, 2010. During 2007, we made net borrowings of $87.5 million on this facility. This facility was fully drawn at December 31, 2007. The receivables-backed facility bears interest at a variable rate based on the commercial paper yield as defined in the agreement. The average interest rate on this facility was 6.00% at December 31, 2007. Our ability to re-borrow under this facility is subject to a monthly borrowing base formula.

Capital Lease Obligations and Other — Capital lease obligations and other subsidiary debt include various promissory notes for financing current year property and casualty insurance premiums, as well as the purchase of property, plant and equipment and capital lease obligations. The various promissory notes payable provide for interest at varying rates and are payable in monthly installments of principal and interest until maturity, when the remaining principal balances are due. Capital lease obligations represent machinery and equipment financing obligations, which are payable in monthly installments of principal and interest and are collateralized by the related assets financed.

Interest Rate Agreements — We have interest rate swap agreements in place that have been designated as cash flow hedges against variable interest rate exposure on a portion of our debt, with the objective of minimizing the impact of interest rate fluctuations and stabilizing cash flows. These swap agreements provide hedges for loans under our senior credit facility by fixing the LIBOR interest rates specified in the senior credit facility at the interest rates noted below until the indicated expiration dates of these interest rate swap agreements.

The following table summarizes our various interest rate agreements in effect as of December 31, 2007:

Fixed Interest Rates	Expiration Date	Notional Amounts (In millions)
4.07% to 4.27%	December 2010	$ 450
4.91%(1)	March 2008 — 2012	2,950

(1) The notional amount of the swap amortizes by $150 million on March 31, 2008, and then by $500 million, $800 million, and $250 million annually each March 31 thereafter until termination on March 30, 2012.

The following table summarizes our various interest rate agreements in effect as of December 31, 2006:

Fixed Interest Rates	Expiration Date	Notional Amounts (In millions)
4.81% to 4.84%	December 2007	$500
4.07% to 4.27%	December 2010	450

These swaps are required to be recorded as an asset or liability on our Consolidated Balance Sheets at fair value, with an offset to other comprehensive income to the extent the hedge is effective. Derivative gains and losses included in other comprehensive income are reclassified into earnings as the underlying transaction occurs. Any ineffectiveness in our hedges is recorded as an adjustment to interest expense.

As of December 31, 2007 and 2006, our derivative asset and liability balances were:

	December 31	
	2007	2006
	(In thousands)	
Current derivative asset	$ —	$ 6,525
Long-term derivative asset	—	8,322
Total derivative asset	$ —	$14,847
Current derivative liability	$(24,750)	$ —
Long-term derivative liability	(57,278)	—
Total derivative liability	$(82,028)	$ —

There was no hedge ineffectiveness for the years ended 2007, 2006 and 2005. Approximately $9.8 million and $7.5 million of gains (net of tax) and $8.5 million of losses (net of tax) were reclassified to interest expense from other comprehensive income during the years ended 2007, 2006 and 2005, respectively. We estimate that $15.7 million of net derivative losses (net of tax) included in other comprehensive income will be reclassified into earnings within the next 12 months. These losses will offset a portion of the lower anticipated interest expense over the next 12 months on our variable rate debt based upon present interest rate levels and the currently prevailing forward outlook on interest rates.

We are exposed to market risk under these arrangements due to the possibility of interest rates on the credit facilities rising above the rates on our interest rate swap agreements. Credit risk under these arrangements is believed to be remote as the counterparties to our interest rate swap agreements are major financial institutions.

Guarantor Information — On May 17, 2006, we issued $500 million aggregate principal amount of 7.0% senior notes. The senior notes are unsecured obligations and are fully and unconditionally, joint and severally guaranteed by substantially all of our wholly-owned U.S. subsidiaries other than our receivables securitization subsidiaries.

The following condensed consolidating financial statements present the financial position, results of operations and cash flows of Dean Foods Company ("Parent"), the subsidiary guarantors of the senior notes and separately the combined results of the subsidiaries that are not a party to the guarantees. The non-guarantor subsidiaries reflect our foreign subsidiary operations in addition to our three receivables securitization subsidiaries. We do not allocate interest expense from the receivables-backed facility to the three receivables securitization subsidiaries. Therefore, the interest costs related to this facility are reflected within the guarantor financial information presented.

	Condensed Consolidating Balance Sheet as of December 31, 2007				
	Parent	Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 601	$ 26,557	$ 5,397	$ —	$ 32,555
Receivables, net	162	14,723	898,189	—	913,074
Income tax receivable	15,504	2,381	—	—	17,885
Inventories	—	379,773	—	—	379,773
Intercompany receivables	1,312,750	4,247,006	357,341	(5,917,097)	—
Other current assets	109,844	78,843	10	—	188,697
Total current assets	1,438,861	4,749,283	1,260,937	(5,917,097)	1,531,984
Property, plant and equipment, net	197	1,786,063	12,118	—	1,798,378
Goodwill	—	3,017,746	—	—	3,017,746
Identifiable intangible and other assets	69,971	614,218	1,059	—	685,248
Investment in subsidiaries	7,103,613	—	—	(7,103,613)	—
Total	$8,612,642	$10,167,310	$1,274,114	$(13,020,710)	$7,033,356
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued expenses	$ 62,179	$ 844,886	$ 205	$ —	$ 907,270
Other current liabilities	(232)	441	(209)	—	—
Intercompany notes	3,652,553	1,670,913	593,631	(5,917,097)	—
Current portion of long-term debt	18,000	7,246	—	—	25,246
Total current liabilities	3,732,500	2,523,486	593,627	(5,917,097)	932,516
Long-term debt	4,317,059	330,046	600,000	—	5,247,105
Other long-term liabilities	511,816	290,302	350	—	802,468
Total stockholders' equity	51,267	7,023,476	80,137	(7,103,613)	51,267
Total	$8,612,642	$10,167,310	$1,274,114	$(13,020,710)	$7,033,356

	Condensed Consolidating Balance Sheet as of December 31, 2006				
	Parent	Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 579	$ 26,254	$ 4,307	$ —	$ 31,140
Receivables, net	301	32,720	766,017	—	799,038
Intercompany receivables	126,707	2,702,858	309,747	(3,139,312)	—
Inventories	—	360,754	—	—	360,754
Other current assets	105,882	82,456	20	—	188,358
Total current assets	233,469	3,205,042	1,080,091	(3,139,312)	1,379,290
Property, plant and equipment, net	608	1,767,734	18,565	—	1,786,907
Goodwill	—	2,943,048	91	—	2,943,139
Identifiable intangible and other assets	54,410	586,443	4	—	640,857
Investment in subsidiaries	6,507,028	—	—	(6,507,028)	—
Assets of discontinued operations	—	—	19,980	—	19,980
Total	$6,795,515	$8,502,267	$1,118,731	$(9,646,340)	$6,770,173
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued expenses	$ 39,077	$ 782,507	$ 538	$ —	$ 822,122
Other current liabilities	28,347	2,295	134	—	30,776
Intercompany notes	2,194,952	437,725	506,635	(3,139,312)	—
Current portion of long-term debt	225,000	258,658	—	—	483,658
Total current liabilities	2,487,376	1,481,185	507,307	(3,139,312)	1,336,556
Long-term debt	2,030,362	329,331	512,500	—	2,872,193
Other long-term liabilities	468,378	274,856	—	—	743,234
Liabilities of discontinued operations	—	—	8,791	—	8,791
Total stockholders' equity	1,809,399	6,416,895	90,133	(6,507,028)	1,809,399
Total	$6,795,515	$8,502,267	$1,118,731	$(9,646,340)	$6,770,173

	Condensed Consolidating Statements of Income for the Year Ended December 31, 2007				
	Parent	Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
			(In thousands)		
Net sales	$ —	$11,811,391	$10,512	$ —	$11,821,903
Cost of sales	—	9,076,408	7,910	—	9,084,318
Gross profit	—	2,734,983	2,602	—	2,737,585
Selling and distribution	—	1,720,761	856	—	1,721,617
General and administrative	4,756	419,471	2,035	—	426,262
Facility closing, reorganization, and other costs	464	35,645	—	—	36,109
Interest expense	267,442	65,727	33	—	333,202
Other (income) expense, net	6,232	401	(707)	—	5,926
Income from subsidiaries	(493,363)	—	—	493,363	—
Income (loss) from continuing operations before income taxes	214,469	492,978	385	(493,363)	214,469
Income taxes	84,007	188,445	114	(188,559)	84,007
Income (loss) from continuing operations	130,462	304,533	271	(304,804)	130,462
Income from discontinued operations, net of tax	—	—	891	—	891
Net income (loss)	$ 130,462	$ 304,533	$ 1,162	$(304,804)	$ 131,353

	Condensed Consolidating Statement of Income for the Year Ended December 31, 2006				
	Parent	Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
			(In thousands)		
Net sales	$ —	$10,088,080	$ 10,475	$ —	$10,098,555
Cost of sales	—	7,350,026	8,650	—	7,358,676
Gross profit	—	2,738,054	1,825	—	2,739,879
Selling and distribution	—	1,648,191	669	—	1,648,860
General and administrative	5,725	407,225	2,258	—	415,208
Facility closing, reorganization, and other costs	—	25,116	—	—	25,116
Interest expense	120,679	74,308	(440)	—	194,547
Other (income) expense, net	(14)	377	72	—	435
Income from subsidiaries	(582,103)	—	—	582,103	—
Income (loss) from continuing operations before income taxes	455,713	582,837	(734)	(582,103)	455,713
Income taxes	175,450	222,732	(293)	(222,439)	175,450
Income (loss) from continuing operations	280,263	360,105	(441)	(359,664)	280,263
Loss on sale of discontinued operations, net of tax	—	(379)	(1,599)	—	(1,978)
Loss from discontinued operations, net of tax	—	(2,440)	(50,431)	—	(52,871)
Net income (loss)	$ 280,263	$ 357,286	$(52,471)	$(359,664)	$ 225,414

	Condensed Consolidating Statement of Income for the Year Ended December 31, 2005				
	Parent	Guarantor Entities	Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
			(In thousands)		
Net sales	$ —	$10,168,883	$ 5,835	$ —	$10,174,718
Cost of sales	—	7,586,940	4,608	—	7,591,548
Gross profit	—	2,581,943	1,227	—	2,583,170
Selling and distribution	—	1,580,458	570	—	1,581,028
General and administrative	1,337	384,249	1,010	—	386,596
Facility closing, reorganization, and other costs	—	35,451	—	—	35,451
Interest expense	81,594	76,835	1,801	—	160,230
Other (income), net	(8)	(263)	(412)	—	(683)
Income from subsidiaries	(503,471)	—	—	503,471	—
Income (loss) from continuing operations before income taxes	420,548	505,213	(1,742)	(503,471)	420,548
Income taxes	163,898	194,630	(658)	(193,972)	163,898
Income (loss) from continuing operations	256,650	310,583	(1,084)	(309,499)	256,650
Gain on sale of discontinued operations, net of tax	—	38,763	—	—	38,763
Gain (loss) from discontinued operations, net of tax	—	17,847	(3,054)	—	14,793
Cumulative effect of accounting change, net of tax	—	(1,552)	—	—	(1,552)
Net income (loss)	$ 256,650	$ 365,641	$(4,138)	$(309,499)	$ 308,654

	Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2007			
	Parent	Guarantor Entities	Non-Guarantor Subsidiaries	Consolidated Totals
	(In thousands)			
Net cash provided by (used in) operating activities	$ (187,500)	$ 670,031	$(132,281)	$ 350,250
Additions to property, plant and equipment	(820)	(240,288)	(340)	(241,448)
Cash outflows for acquisitions	(132,204)	—	—	(132,204)
Net proceeds from divestitures	12,241	—	—	12,241
Proceeds from sale of fixed assets	—	13,726	6,466	20,192
Net cash provided by (used in) investing activities	(120,783)	(226,562)	6,126	(341,219)
Proceeds from issuance of debt	1,912,500	—	—	1,912,500
Repayment of debt	(69,750)	(267,130)	—	(336,880)
Net proceeds from revolver and receivables-backed facility	236,800	—	87,500	324,300
Payments of financing costs	(31,281)	—	—	(31,281)
Payment of special cash dividend	(1,942,738)	—	—	(1,942,738)
Issuance of common stock	48,114	—	—	48,114
Tax savings on share-based compensation	18,369	—	—	18,369
Net change in intercompany balances	136,291	(176,036)	39,745	—
Net cash provided by (used in) financing activities	308,305	(443,166)	127,245	(7,616)
Increase (decrease) in cash and cash equivalents	22	303	1,090	1,415
Cash and cash equivalents, beginning of period	579	26,254	4,307	31,140
Cash and cash equivalents, end of period	$ 601	$ 26,557	$ 5,397	$ 32,555

	Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2006			
	Parent	Guarantor Entities	Non-Guarantor Subsidiaries	Consolidated Totals
	(In thousands)			
Net cash provided by (used in) operating activities	$(488,275)	$1,038,833	$ 10,660	$ 561,218
Additions to property, plant and equipment	(2,435)	(229,721)	(5,086)	(237,242)
Cash outflows for acquisitions	(17,244)	—	—	(17,244)
Net proceeds from divestitures	95,982	—	—	95,982
Proceeds from sale of fixed assets	—	6,190	—	6,190
Other	—	—	(15,151)	(15,151)
Net cash provided by (used in) investing activities	76,303	(223,531)	(20,237)	(167,465)
Proceeds from issuance of debt	498,020	—	—	498,020
Repayment of debt	(501,350)	(9,612)	(40,511)	(551,473)
Payments of financing costs	(6,974)	—	—	(6,974)
Issuance of common stock	32,311	—	—	32,311
Tax savings on share-based compensation	31,211	—	—	31,211
Redemption of common stock	(400,062)	—	—	(400,062)
Net change in intercompany balances	759,145	(798,112)	38,967	—
Other	—	—	9,898	9,898
Net cash provided by (used in) financing activities	412,301	(807,724)	8,354	(387,069)
Increase (decrease) in cash and cash equivalents	329	7,578	(1,223)	6,684
Cash and cash equivalents, beginning of period	249	18,677	5,530	24,456
Cash and cash equivalents, end of period	$ 578	$ 26,255	$ 4,307	$ 31,140

	Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2005			
	Parent	Guarantor Entities	Non-Guarantor Subsidiaries	Consolidated Totals
	(In thousands)			
Net cash provided by (used in) operating activities	$ (49,675)	$ 671,635	$(66,184)	$ 555,776
Additions to property, plant and equipment	(681)	(282,697)	(3,751)	(287,129)
Cash outflows for acquisitions	(1,378)	—	—	(1,378)
Net proceeds from divestitures	189,862	—	—	189,862
Proceeds from sale of fixed assets	—	6,157	2,200	8,357
Other	—	(7,875)	(19,557)	(27,432)
Net cash provided by (used in) investing activities	187,803	(284,415)	(21,108)	(117,720)
Proceeds from issuance of debt	227,500	—	48,400	275,900
Repayment of debt	(1,250)	(114,413)	(2,891)	(118,554)
Payments of financing costs	(4,279)	—	—	(4,279)
Issuance of common stock	57,718	—	—	57,718
Tax savings on share-based compensation	20,614	—	—	20,614
Redemption of common stock	(699,878)	—	—	(699,878)
Net change in intercompany balances	261,522	(289,609)	28,087	—
Other	—	11,153	18,369	29,522
Net cash provided by (used in) financing activities	(138,053)	(392,869)	91,965	(438,957)
Increase (decrease) in cash and cash equivalents	75	(5,649)	4,673	(901)
Cash and cash equivalents, beginning of period	174	24,326	857	25,357
Cash and cash equivalents, end of period	$ 249	$ 18,677	$ 5,530	$ 24,456

10. COMMON STOCK AND SHARE-BASED COMPENSATION

Our authorized shares of capital stock include one million shares of preferred stock and 500 million shares of common stock with a par value of $.01 per share.

Special Cash Dividend — On April 2, 2007, we recapitalized our balance sheet through the completion of a new $4.8 billion senior credit facility and the return of $1.94 billion to shareholders of record on March 27, 2007 through a $15 per share special cash dividend. In connection with the dividend, we recorded a charge to retained earnings equal to the retained earnings balance at the date of the dividend with the excess charged to additional paid-in capital.

Stock Award Plans — As of December 31, 2007 we had three award plans with shares remaining available for issuance. These plans, which are our 1997 Stock Option and Restricted Stock Plan, the 1989 Dean Foods Company Stock Awards Plan (which we adopted upon completion of our acquisition of Legacy Dean) and the Dean Foods Company 2007 Stock Incentive Plan provide for grants of stock options, stock units, restricted stock and other stock-based awards to employees, officers, directors and, in some cases, consultants, up to a maximum of 37.5 million, 5.7 million shares and 6 million respectively. Options and other stock-based awards vest in accordance with provisions set forth in the applicable award agreements.

Under our stock award plans, we grant stock options and restricted stock units to certain employees and directors. Non-employee directors also can elect to receive their director's fees in the form of restricted stock in lieu of cash.

Stock Options — Under the terms of our stock option plans, employees and non-employee directors may be granted options to purchase our stock at a price equal to the market price on the date the option is granted. In general, employee options vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date. All unvested options vest immediately upon a change of control or in certain cases upon death or qualified disability. Each non-employee director receives an immediately vested option to purchase 7,500 shares of common stock on June 30 of each year.

We recognize share-based compensation expense for stock options ratably over the vesting period. The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, using the following assumptions:

	Year Ended December 31		
	2007	2006	2005
Expected volatility	25%	25%	25%
Expected dividend yield	0%	0%	0%
Expected option term	4.5 years	4.5 years	4.5 years
Risk-free rate of return	3.28 to 5.07%	4.28 to 5.10%	3.63 to 4.27%

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to contractual terms (generally 10 years), vesting schedules and expectations of future employee and director behavior. Expected stock price volatility is based on a combination of historical volatility of the Company's stock and expectations with regard to future volatility. The risk-free rates are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. We have not historically declared or paid a cash dividend on our common stock. However, on April 2, 2007, we declared a special cash dividend of $15 per share. We have no current plans to pay a cash dividend in the future.

The following table summarizes stock option activity during the years ended December 31, 2007, 2006 and 2005:

	Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Aggregate Intrinsic Value
Options outstanding at January 1, 2005	16,847,721	$20.32		
Granted(1)	2,466,594	28.90		
Adjustment to options granted prior to December 31, 2004 and outstanding at the time of the Spin-off(1)	2,016,291	18.14		
Cancelled(2)	(343,241)	28.22		
Exercised	(3,128,082)	18.16		
Options outstanding at December 31, 2005	17,859,283	18.87		
Granted	2,686,305	37.77		
Cancelled(2)	(857,571)	19.17		
Exercised	(4,365,619)	15.63		
Options outstanding at December 31, 2006	15,322,398	23.09		
Granted(3)	3,549,541	29.97		
Adjustment to options granted prior to December 31, 2006 and outstanding at the time of the special cash dividend(3)	6,707,790	15.89		
Cancelled(2)	(309,178)	25.83		
Exercised	(3,253,888)	14.33		
Options outstanding at December 31, 2007	22,016,663	18.40	5.52	$178,453,084
Options exercisable at December 31, 2005	12,935,984	16.07		
Options exercisable at December 31, 2006	10,780,307	18.75		
Options exercisable at December 31, 2007	15,765,968	14.95	4.53	172,749,232

(1) The number and exercise prices of certain options outstanding at the time of the Spin-off were proportionately adjusted to maintain the aggregate fair value of the options before and after the Spin-off.

(2) Pursuant to the terms of our stock option plans, options that are canceled or forfeited become available for future grants.

(3) The number and exercise prices of options outstanding at the time of the special cash dividend were proportionately adjusted to maintain the aggregate fair value of the options before and after the special cash dividend.

The following table summarizes information about options outstanding and exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$6.56 to $9.50	2,210,113	2.38	$ 8.06	2,210,113	$ 8.06
$9.94 to $11.48	538,999	2.23	10.65	538,999	10.65
$11.69	4,317,057	3.82	11.69	4,317,057	11.69
$11.77 to $14.24	531,721	3.90	13.99	531,721	13.99
$14.25	2,535,314	4.68	14.25	2,535,314	14.25
$14.87 to $18.30	3,921,002	6.23	18.07	3,297,850	18.02
$18.84 to $25.44	1,112,523	7.64	23.25	745,210	22.86
$25.68	2,960,915	6.01	25.68	1,165,768	25.68
$25.81 to $29.41	772,794	8.70	26.51	281,419	26.14
$30.11 to $31.90	3,116,225	8.70	30.28	142,517	30.94

The weighted-average grant date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $12.22 per share, $11.00 per share and $8.13 per share, respectively, and the total intrinsic value of options exercised during the same periods was $65.1 million, $100.6 million and $58.6 million, respectively. The fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $20.8 million, $24.9 million and $42.3 million, respectively.

During the years ended December 31, 2007, 2006 and 2005, we recognized stock option expense of $22.9 million, $21.5 million and $24.7 million, respectively, and an income tax benefit related to stock option expense of $7.2 million, $6.1 million and $5.8 million, respectively.

During the year ended December 31, 2007, cash received from stock option exercises was $46.6 million and the total cash benefit for tax deductions to be realized for these option exercises was $22.6 million.

At December 31, 2007, there was $29.4 million of total unrecognized stock option expense, all of which is related to nonvested awards. This compensation expense is expected to be recognized over the weighted-average remaining period of 1.1 years.

Restricted Stock Units — We issue restricted stock units to certain senior employees and non-employee directors as part of our long-term incentive program. A restricted stock unit represents the right to receive one share of common stock in the future. Restricted stock units have no exercise price. Restricted stock units granted to employees generally vest ratably over five years, subject to certain accelerated vesting provisions based primarily on our stock price, a change of control, or in certain cases upon death or qualified disability. Stock units granted to non-employee directors vest ratably over three years.

The following table summarizes stock unit activity during the years ended December 31, 2007, 2006 and 2005:

	Employees	Directors	Total
Stock units outstanding at January 1, 2005	950,500	50,150	1,000,650
Stock units issued	433,550	25,500	459,050
Shares issued	(461,809)	(17,117)	(478,926)
Adjustment to stock units outstanding at the time of the Spin-off(1)	198,411	9,241	207,652
Stock units cancelled or forfeited(2)	(295,404)	—	(295,404)
Stock units outstanding at December 31, 2005	825,248	67,774	893,022
Stock units issued	460,750	25,500	486,250
Shares issued	(334,023)	(23,598)	(357,621)
Stock units cancelled or forfeited(2)	(177,714)	—	(177,714)
Stock units outstanding at December 31, 2006	774,261	69,676	843,937
Stock units issued	536,370	22,950	559,320
Shares issued	(528,547)	(46,471)	(575,018)
Adjustment to stock units outstanding at the time of special cash dividend(3)	471,691	32,708	504,399
Stock units cancelled or forfeited(2)	(113,623)	—	(113,623)
Stock units outstanding at December 31, 2007	1,140,152	78,863	1,219,015
Weighted average grant date fair value	$ 28.30	$ 24.40	$ 28.10

(1) Stock units outstanding at the time of the Spin-off were proportionately adjusted to maintain the aggregate fair value of the stock units before and after the Spin-off.

(2) Pursuant to the terms of our stock unit plans, employees have the option of forfeiting stock units to cover their minimum statutory tax withholding when shares are issued. Stock units that are cancelled or forfeited become available for future grants.

(3) The number and exercise prices of options outstanding at the time of the special cash dividend were proportionately adjusted to maintain the aggregate fair value of the options before and after the special cash dividend.

During the years ended December 31, 2007, 2006 and 2005, we recognized stock unit expense of $11.9 million, $15.3 million and $15.3 million, respectively, and an income tax benefit related to stock unit expense of $3.0 million, $4.4 million and $2.5 million, respectively.

The weighted-average grant date fair value of stock units granted during the years ended December 31, 2007, 2006 and 2005 was $29.98 per share, $37.78 per share and $28.24 per share, respectively. At December 31, 2007, there was $27.2 million of total unrecognized stock unit expense, all of which is related to nonvested awards. This compensation expense is expected to be recognized over the weighted-average remaining vesting period of 3.7 years.

Restricted Stock — We offer our non-employee directors the option to receive their compensation for services rendered in either cash or shares of restricted stock. Shares of restricted stock vest one-third on grant, one-third on the first anniversary of grant and one-third on the second anniversary of grant. The following table summarizes restricted stock activity during the years ended December 31, 2007, 2006 and 2005:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2005	32,655	$32.49
Restricted shares granted	28,586	36.31
Restricted shares vested	(31,725)	33.35
Nonvested at December 31, 2005	29,516	35.27
Restricted shares granted	28,098	39.97
Restricted shares vested	(30,029)	36.39
Nonvested at December 31, 2006	27,585	38.83
Restricted shares granted	36,518	32.21
Restricted shares vested	(32,070)	36.03
Nonvested at December 31, 2007	32,033	34.09

Rights Plan — On February 27, 1998, our Board of Directors declared a dividend of the right to purchase one half of one common share for each outstanding share of common stock to the stockholders of record on March 18, 1998. The rights are not exercisable until ten days subsequent to the announcement of the acquisition of or intent to acquire a beneficial ownership of 15% or more in Dean Foods Company. At such time, each right entitles the registered holder to purchase from us that number of shares of common stock at an exercise price of $145.00, with a market value of up to two times the exercise price. At any time prior to such date, we may, by action of a majority of our Board of Directors, redeem the rights in whole, but not in part, at a price of $0.01 per right. The rights will expire on March 18, 2008, unless our Board of Directors extends the term of, or earlier redeems, the rights.

Stock Repurchases — Since 1998, our Board of Directors has from time to time authorized the repurchase of our common stock up to an aggregate of $2.3 billion, excluding fees and expense. We made no share repurchases in 2007. As of December 31, 2007, $218.7 million was available for repurchases under this program (excluding fees and commissions). Repurchased shares are treated as effectively retired in the Consolidated Financial Statements.

11. EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares outstanding and the effect of all dilutive common stock equivalents during each period. The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

	Year Ended December 31		
	2007	2006	2005
	(In thousands, except share data)		
Basic EPS computation:			
Numerator:			
Income from continuing operations	$ 130,462	$ 280,263	$ 256,650
Denominator:			
Average common shares	130,310,811	133,938,777	146,673,322
Basic EPS from continuing operations	$ 1.00	$ 2.09	$ 1.75
Diluted EPS computation:			
Numerator:			
Income from continuing operations	$ 130,462	$ 280,263	$ 256,650
Denominator:			
Average common shares — basic	130,310,811	133,938,777	146,673,322
Stock option conversion(1)	6,590,345	5,463,791	5,736,543
Stock units	390,842	359,536	1,028,771
Average common shares — diluted	137,291,998	139,762,104	153,438,636
Diluted EPS from continuing operations	$ 0.95	$ 2.01	$ 1.67

(1) Stock option conversion excludes anti-dilutive shares of 2,680,337, 2,708,364 and 123,560 at December 31, 2007, 2006 and 2005, respectively.

12. OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) comprises net income plus all other changes in equity from non-owner sources. The amount of income tax (expense) benefit allocated to each component of other comprehensive income for December 31, 2007 and 2006 are included below.

	Pre-Tax Income (Loss)	Tax Benefit (Expense)	Net Amount
		(In thousands)	
Accumulated other comprehensive income (loss), December 31, 2005	$ (49,547)	$ 23,614	$(25,933)
Cumulative translation adjustment	(10,336)	—	(10,336)
Net change in fair value of derivative instruments	14,002	(5,265)	8,737
Amounts reclassified to income statement related to derivatives	(11,854)	4,399	(7,455)
Minimum pension liability adjustment	6,454	(2,451)	4,003
Adjustment to pension and other postretirement liability related to adoption of SFAS No. 158	(23,875)	9,072	(14,803)
Accumulated other comprehensive income (loss), December 31, 2006	(75,156)	29,369	(45,787)
Cumulative translation adjustment	534	—	534
Net change in fair value of derivative instruments	(81,556)	29,490	(52,066)
Amounts reclassified to income statement related to derivatives	(15,920)	6,241	(9,679)
Pension liability adjustment	31,155	(11,959)	19,196
Accumulated other comprehensive income (loss), December 31, 2007	$(140,943)	$ 53,141	$(87,802)

The components of accumulated other comprehensive income (loss) at December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006
	(In thousands)	
Cumulative translation adjustment	$ 2,457	$ 1,922
Fair value of derivative instruments, net of tax	(51,218)	10,527
Pension and other postretirement liability adjustment, net of tax	(39,041)	(58,236)
Total accumulated other comprehensive income (loss)	$(87,802)	$(45,787)

13. EMPLOYEE RETIREMENT AND PROFIT SHARING PLANS

We sponsor various defined benefit and defined contribution retirement plans, including various employee savings and profit sharing plans, and contribute to various multi-employer pension plans on behalf of our employees. Substantially all full-time union and non-union employees who have completed one or more years of service and have met other requirements pursuant to the plans are eligible to participate in one or more of these plans. During 2007, 2006 and 2005, our retirement and profit sharing plan expenses were as follows:

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
Defined benefit plans	$ 5,346	$ 8,074	$11,506
Defined contribution plans	25,492	23,806	22,219
Multi-employer pension and certain union plans	27,164	27,231	23,939
Total	$58,002	$59,111	$57,664

Defined Benefit Plans — The benefits under our defined benefit plans are based on years of service and employee compensation. Our funding policy is to contribute annually the minimum amount required under ERISA regulations plus additional amounts as we deem appropriate.

Effective October 1, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our defined benefit plans in the December 31, 2006 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, "Employer's Accounting for Pensions", all of which were previously netted against the plans' funded status in our Consolidated Balance Sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

Included in accumulated other comprehensive income at December 31, 2007 and 2006 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized transition obligation of $562,000 ($342,000 net of tax) and $675,000 ($420,000 net of tax), unrecognized prior service costs of $9.5 million ($5.8 million net of tax) and $9.7 million ($6.1 million net of tax) and unrecognized actuarial losses of $45.9 million ($27.9 million net of tax) and $73.1 million ($45.6 million net of tax). The transition obligation, prior service costs, and actuarial losses included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended December 31, 2008 are $112,000 ($68,000 net of tax), $890,000 ($541,000 net of tax), and $2.0 million ($1.2 million net of tax), respectively.

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plans assets for the years ended December 31, 2007 and 2006 and the funded status of the plans at December 31, 2007 and 2006 is as follows:

	December 31	
	2007	2006
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$298,275	$295,106
Service cost	2,781	2,530
Interest cost	17,003	16,573
Plan participants' contributions	61	—
Plan amendments	730	—
Actuarial (gain) loss	(29,926)	5,215
Benefits paid	(27,443)	(21,149)
Benefit obligation at end of year	261,481	298,275
Change in plan assets:		
Fair value of plan assets at beginning of year	231,215	190,568
Actual return on plan assets	13,094	24,343
Employer contribution	24,406	37,453
Plan participants' contributions	61	—
Benefits paid	(27,443)	(21,149)
Fair value of plan assets at end of year	241,333	231,215
Funded status at end of year	$(20,148)	$(67,060)

The underfunded status of the plans of $20.1 million at December 31, 2007 is recognized in our Consolidated Balance Sheet and includes $925,000 classified as a current accrued pension liability. No plan assets are expected to be returned to us during the year ended December 31, 2008.

A summary of our key actuarial assumptions used to determine benefit obligations as of December 31, 2007 and 2006 follows:

	December 31	
	2007	2006
Weighted average discount rate	6.40%	5.85%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%

A summary of our key actuarial assumptions used to determine net periodic benefit cost for 2007, 2006 and 2005 follows:

	Year Ended December 31		
	2007	2006	2005
Weighted average discount rate	5.85%	5.75%	5.75%
Expected return on plan assets	8.00%	8.00%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%

	Year Ended December 31		
	2007	2006	2005
	(In thousands)		
Components of net periodic pension cost:			
Service cost	$ 2,781	$ 2,530	$ 2,909
Interest cost	17,003	16,573	17,003
Expected return on plan assets	(18,724)	(15,783)	(15,698)
Amortizations:			
Unrecognized transition obligation	112	111	107
Prior service cost	891	850	628
Unrecognized net loss	2,846	3,443	3,010
Effect of settlement	437	350	3,547
Net periodic benefit cost	$ 5,346	$ 8,074	$ 11,506

Pension plans with an accumulated benefit obligation in excess of plan assets follows:

	December 31	
	2007	2006
	(In millions)	
Projected benefit obligation	$260.0	$296.7
Accumulated benefit obligation	256.9	292.3
Fair value of plan assets	239.4	229.6

The accumulated benefit obligation for all defined benefit plans was $258.4 million and $293.9 million at December 31, 2007 and 2006, respectively.

Substantially all of our qualified pension plans are consolidated into one master trust. We retained investment consultants to assist our Investment Committee with the transition of the plans' assets to the master trust and to help our Investment Committee formulate a long-term investment policy for the master trust. Our current asset mix guidelines under our investment policy target equities at 65% to 75% of the portfolio and fixed income at 25% to 35%. At December 31, 2007, our master trust was invested as follows: equity securities and limited partnerships — 68%; fixed income securities — 30%; and cash and cash equivalents — 2%.

We determine our expected long-term rate of return based on our expectations of future returns for the pension plan's investments based on target allocations of the pension plan's investments and the effect of periodic target asset allocation rebalancing. It is intended that the investments will be rebalanced when the allocation is not within the target range. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. Additionally, we consider the weighted-average return of a capital markets model that was developed by the plans' investment consultants and historical returns on comparable equity, debt and other investments. The resulting weighted average expected long-term rate of return on plan assets is 8.00%. We believe these assumptions are appropriate based upon the mix of investments and the long-term nature of the plans' investments.

Our pension plan weighted average asset allocations at December 31, 2007 and 2006 by asset category were as follows:

Asset Category	December 31 2007	December 31 2006
Equity securities and limited partnerships	68%	71%
Fixed income securities	30	26
Cash and cash equivalents	2	3
Total	100%	100%

Equity securities of the plan did not include any investment in our common stock at December 31, 2007 or 2006.

We expect to contribute $22.5 million to the pension plans in 2008. Estimated pension plan benefit payments for the next ten years are as follows:

2008	$ 17.9 million
2009	18.1 million
2010	17.9 million
2011	18.1 million
2012	18.9 million
Next five years	100.5 million

Defined Contribution Plans — Certain of our non-union personnel may elect to participate in savings and profit sharing plans sponsored by us. These plans generally provide for salary reduction contributions to the plans on behalf of the participants of between 1% and 20% of a participant's annual compensation and provide for employer matching and profit sharing contributions as determined by our Board of Directors. In addition, certain union hourly employees are participants in company-sponsored defined contribution plans, which provide for employer contributions in various amounts ranging from $24 to $91 per pay period per participant.

Multi-Employer Pension and Certain Union Plans — Certain of our subsidiaries contribute to various multi-employer pension and certain union plans, which are administered jointly by management and union representatives and cover substantially all full-time and certain part-time union employees who are not covered by our other plans. The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, we have not established any significant liabilities because withdrawal from these plans is not probable or reasonably possible.

14. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain of our subsidiaries provide health care benefits to certain retirees who are covered under specific group contracts. As defined by the specific group contract, qualified covered associates may be eligible to receive major medical insurance with deductible and co-insurance provisions subject to certain lifetime maximums.

Effective October 1, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required us to recognize the unfunded portion (i.e., the difference between the fair value of plan assets and the accumulated postretirement benefit obligations) of our defined benefit plans in the December 31, 2006 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Prior to our adoption of SFAS No. 158, no other comprehensive income was recognized in our Consolidated Balance Sheets for our postretirement benefits other than pensions. Included in accumulated other comprehensive income at December 31, 2007 and 2006 are the following amounts that have not yet been recognized in net periodic benefit cost: negative unrecognized prior service costs of $69,000 ($42,000 net of tax) and $512,000 ($319,000 net of tax) and unrecognized actuarial losses of $1.1 million ($669,000 net of tax) and $10.5 million ($6.5 million net of tax). The negative prior service cost and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic benefit cost during the year ended December 31, 2008 is negative $69,000 ($42,000 net of tax) and $840,000 ($511,000 net of tax), respectively.

The following table sets forth the funded status of these plans:

	December 31	
	2007	2006
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 29,317	$ 27,397
Service cost	1,430	1,062
Interest cost	1,646	1,496
Actuarial (gain) loss	(2,623)	1,788
Benefits paid	(2,014)	(2,426)
Benefit obligation at end of year	27,756	29,317
Fair value of plan assets at end of year	—	—
Funded status	$(27,756)	$(29,317)

The unfunded portion of the liability of $27.8 million at December 31, 2007 is recognized in our Consolidated Balance Sheet and includes $2.3 million classified as a current accrued postretirement liability.

A summary of our key actuarial assumptions used to determine the benefit obligation as of December 31, 2007 and 2006 as follows:

	December 31	
	2007	2006
Healthcare inflation:		
Initial rate	9.00%	12.00%
Ultimate rate	5.40%	5.05%
Year of ultimate rate achievement	2012	2011
Weighted average discount rate	6.40%	5.85%

A summary of our key actuarial assumptions used to determine net periodic benefit cost follows:

	Year Ended December 31		
	2007	2006	2005
	(In thousands)		
Healthcare inflation:			
Initial rate	12.00%	12.00%	10.00%
Ultimate rate	5.05%	5.05%	5.09%
Year of ultimate rate achievement	2011	2010	2009
Weighted average discount rate	5.85%	5.75%	5.75%

	Year Ended December 31		
	2007	2006	2005
	(In thousands)		
Components of net periodic benefit cost:			
Service and interest cost	$3,077	$2,558	$2,111
Amortizations:			
Prior service cost	(69)	(69)	(69)
Unrecognized net loss	1,064	941	284
Net periodic benefit cost	$4,072	$3,430	$2,326

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(In thousands)	
Effect on total of service and interest cost components	$ 256	$ (232)
Effect on postretirement obligation	1,781	(3,105)

We expect to contribute $2.3 million to the postretirement health care plans in 2008. Estimated postretirement health care plan benefit payments for the next ten years are as follows:

2008	$ 2.3 million
2009	2.6 million
2010	2.8 million
2011	3.0 million
2012	3.1 million
Next five years	18.5 million

15. FACILITY CLOSING AND REORGANIZATION COSTS

We recorded net facility closing and reorganization costs of $34.4 million, $25.1 million, and $35.5 million during 2007, 2006, and 2005, respectively. Those costs included the following types of cash and non-cash charges:

- Workforce reductions as a result of facility closings, facility reorganizations and consolidation of administrative functions;
- Shutdown costs, including those costs necessary to prepare abandoned facilities for closure;
- Costs incurred after shutdown, such as lease obligations or termination costs, utilities and property taxes;
- Costs associated with the centralization of certain finance and transaction processing activities from local to regional facilities; and
- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of the decision to close a facility. The impairments relate primarily to owned buildings, land and equipment at the facilities, which are written down to their estimated fair value and held for sale.

Approved plans within our multi-year initiatives and related charges, are summarized as follows:

	Twelve Months Ended December 31,		
	2007	2006	2005
		(In thousands)	
Closure of facilities(1)	$ 8,177	$21,472	$22,704
Workforce reductions within the Dairy Group segment resulting from:			
Realignment of finance and transaction processing activities(2)	6,291	600	—
Management realignment(3)	10,555	—	—
Broad-based reduction of facility and distribution personnel(4)	9,398	—	—
Other(5)	—	3,044	12,747
Total	$34,421	$25,116	$35,451

(1) Charges primarily relate to the closure of the Dairy Group segment facilities in Madison, Wisconsin; San Leandro and South Gate, California; Westwego, Louisiana; Pocatello, Idaho; Union, New Jersey; Albuquerque, New Mexico; Akron, Ohio; Detroit, Michigan; and Union, New Jersey. We expect to incur additional charges related to these facility closures of $3.4 million, related to shutdown and other costs. As we continue the evaluation of our supply chain, it is likely that we will close additional facilities in the future.

(2) In 2006, we began the centralization of certain finance and transaction processing activities from local to regional facilities. We have incurred $6.9 million of workforce reduction costs since the inception of this initiative and anticipate incurring $3.1 million of additional costs through the end of 2008 related to activities currently being transitioned to the regional facilities. We will continue to evaluate additional opportunities for centralization of activities, which could result in additional charges in the future.

(3) In 2007, we began realigning management positions within the Dairy Group to facilitate supply-chain focused platforms. This resulted in the elimination of certain regional and corporate office positions, including the former President of the Dairy Group. These positions will not be replaced. Since the inception of this initiative, we have incurred $10.6 million of workforce reduction costs, $3.4 million of which was a non-cash charge resulting from acceleration of vesting on shared-based compensation.

(4) In 2007, we approved a plan to reduce the Dairy Group's manufacturing and distribution workforce by approximately 600-700 positions. The decision to reduce employment is part of our multi-year productivity initiative to increase efficiency and capability of the Dairy Group operations. We have incurred $9.4 million of workforce reduction costs related to the elimination of these positions. We do not anticipate any future costs.

(5) Charges related primarily to the reorganization within the WhiteWave segment including consolidating the operations of the three distinct operating units: WhiteWave, Horizon Organic, and Dean National Brand Group; and the consolidation of certain activities within the Dairy Group. We do not anticipate any future costs related to this initiative.

Activity for 2007 and 2006 with respect to facility closing and reorganization costs is summarized below and includes items expensed as incurred:

	Accrued Charges at December 31, 2005	Charges	Payments	Accrued Charges at December 31, 2006	Charges	Payments	Accrued Charges at December 31, 2007
				(In thousands)			
Cash charges:							
Workforce reduction costs	$ 8,302	$ 4,954	$ (8,934)	$4,322	$22,974	$(14,234)	$13,062
Shutdown costs	209	4,895	(5,088)	16	2,809	(2,806)	19
Lease obligations after shutdown	2,072	1,123	(1,882)	1,313	181	(1,451)	43
Settlement of contracts	724	45	(769)	—	—	—	—
Other	470	1,991	(2,245)	216	2,634	(2,762)	88
Subtotal	$11,777	13,008	$(18,918)	$5,867	28,598	$(21,253)	$13,212
Noncash charges:							
Acceleration of non-vested share-based compensation		—			3,369		
Write-down of assets(1)		12,108			2,454		
Total charges		$25,116			$34,421		

(1) The write-down of assets relates primarily to owned buildings, land and equipment of those facilities identified for closure. The assets are written down to their estimated fair value and held for sale. The effect of suspending depreciation on the buildings and equipment related to the closed facilities was not significant. The carrying value of closed facilities at December 31, 2007 was $14.1 million. We are marketing these properties for sale.

We are currently working through a multi-year initiative to optimize our manufacturing and distribution capabilities. This initiative will have multiple phases as we evaluate and modify historical activities surrounding purchasing, support, and decision-making infrastructure, supply chain, selling organization, brand building, and product innovation. These initiatives will require investments in people, systems, tools, and facilities. As a direct result of these initiatives, over the next several years, we will incur facility closing and reorganization costs including:

- One-time termination benefits to employees;
- Write-down of operating assets prior to the end of their respective economic useful lives;
- Shutdown costs, including those costs necessary to prepare abandoned facilities for closure; and
- Costs incurred after shutdown, such as lease obligations or termination costs, utilities and property taxes.

We consider several factors when evaluating a potential facility closure, including, among other things, the impact of such a closure on our customers, the impact on production, distribution and overhead costs, the investment required to complete any such closure, and the impact on future investment decisions. Some facility closures are pursued to improve our operating cost structure, while others enable us to avoid unnecessary capital expenditures, allowing us to more prudently invest our capital expenditure dollars in our production facilities and better serve our customers.

16. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
Cash paid for interest and financing charges, net of capitalized interest	$329,902	$184,902	$ 161,580
Cash paid for taxes	80,817	63,037	166,224
Other noncash transactions:			
Stock dividend related to the Spin-off	—	—	(492,613)

17. COMMITMENTS AND CONTINGENCIES

Contingent Obligations Related to Divested Operations — We have divested several businesses in recent years. In each case, we have retained certain known contingent obligations related to those businesses and/or assumed an obligation to indemnify the purchasers of the businesses for certain unknown contingent liabilities, including environmental liabilities. We believe that we have established adequate reserves for potential liabilities and indemnifications related to our divested businesses. Moreover, we do not expect any liability that we may have for these retained liabilities, or any indemnification liability, to materially exceed amounts accrued.

Contingent Obligations Related to Milk Supply Arrangements — On December 21, 2001, in connection with our acquisition of Legacy Dean, we purchased Dairy Farmers of America's ("DFA") 33.8% interest in our Dairy Group. In connection with that transaction, we entered into two agreements with DFA designed to ensure that DFA has the opportunity to continue to supply raw milk to certain of our facilities, or be paid for the loss of that business. One such agreement is a promissory note with a 20-year term that bears interest based on the consumer price index. Interest will not be paid in cash but will be added to the principal amount of the note annually, up to a maximum principal amount of $96 million. We may prepay the note in whole or in part at any time, without penalty. The note will only become payable if we materially breach or terminate one of our milk supply agreements with DFA without renewal or replacement. Otherwise, the note will expire in 2021, without any obligation to pay any portion of the principal or interest. Payments made under the note, if any, would be expensed as incurred. The other agreement would require us to pay damages to DFA if we fail to offer DFA the right to supply milk to certain facilities that we acquired as part of the former Dean Foods after the pre-existing agreements with certain other suppliers or producers expire. We have not breached or terminated any of our milk supply agreements with DFA.

Insurance — We retain selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. These deductibles range from $350,000 for medical claims to $2.0 million for casualty claims. We believe that we have established adequate reserves to cover these claims. At December 31, 2007 and 2006, we recorded accrued liabilities related to these retained risks of $180.4 million and $172.9 million, respectively, including both current and long-term liabilities.

During 2005, we experienced operational disruptions in our Dairy Group segment caused by Hurricanes Katrina and Rita. Our insurance policies cover a portion of our business interruption losses for 12 months following the restoration of our property. During 2007 and 2006, we received $4.6 million and $5.8 million, respectively, in settlement of a portion of our business interruption claim for those twelve months. The insurance proceeds are recorded within cost of sales. The claim was settled and closed March 31, 2007.

Leases and Purchase Obligations — We lease certain property, plant and equipment used in our operations under both capital and operating lease agreements. Such leases, which are primarily for machinery, equipment and vehicles, have lease terms ranging from one to 20 years. Certain of the operating lease agreements require the payment of additional rentals for maintenance, along with additional rentals based on miles driven or units produced. Certain leases require us to guarantee a minimum value of the leased asset at the end of the lease. Our maximum exposure under those guarantees is not a material amount. Rent expense was $133.6 million, $132.3 million and $129.0 million for 2007, 2006 and 2005, respectively.

The composition of capital leases which are reflected as property, plant and equipment in our Consolidated Balance Sheets are as follows:

	December 31	
	2007	2006
	(In thousands)	
Machinery and equipment	$2,550	$7,509
Less accumulated amortization	(728)	(785)
	$1,822	$6,724

We have entered into various contracts obligating us to purchase minimum quantities of raw materials used in our production processes, including organic soybeans and organic raw milk. We enter into these contracts from time to time to ensure a sufficient supply of raw ingredients. In general, we expect to utilize all quantities under the purchase commitments in the normal course of business. In addition, we have contractual obligations to purchase various services that are part of our production process.

Future minimum payments at December 31, 2007, under non-cancelable capital leases and operating leases with terms in excess of one year and purchase obligations are summarized below:

	Capital Leases	Operating Leases	Purchase Obligations
		(In thousands)	
2008	$ 437	$112,922	$440,766
2009	307	99,565	169,086
2010	279	82,599	108,859
2011	266	66,957	28,286
2012	266	51,633	13,375
Thereafter	133	84,896	71,874
Total minimum lease payments	1,688	$498,572	$832,246
Less amount representing interest	(169)		
Present value of capital lease obligations	$1,519		

Litigation, Investigations and Audits — We are not party to, nor are our properties the subject of, any material pending legal proceedings other than set forth below. However, we are party from time to time to certain claims, litigation, audits and investigations. We believe that we have established adequate reserves to satisfy any potential liability we may have under all such claims, litigations, audits and investigations that are currently pending. In our opinion, the settlement of any such currently pending or threatened matter is not expected to have a material adverse impact on our financial position, results of operations or cash flows.

We were named, among several defendants, in two purported class action antitrust complaints filed on July 5, 2007. The complaints were filed in the United States District Court for the Middle District of Tennessee, Columbia Division, and allege generally that we and others in the milk industry worked together to limit the price Southeastern dairy farmers are paid for their raw milk and to deny these farmers access to fluid Grade A milk processing facilities. A third purported class action was filed on August 9, 2007 in the United States District Court for the Eastern District of Tennessee, Greenville Division. The allegations contained in this third complaint are similar to those in the first and second complaints except that the new suit added a claim that defendants' conduct also artificially inflated retail prices for direct milk purchasers. Two additional class actions were filed on August 27, 2007 and October 3, 2007 in United States District Court for the Eastern District of Tennessee, Greenville Division. The allegations in these complaints are similar to those in the first and second complaints. On January 7, 2008, a United States Judicial Panel on Multidistrict Litigation ordered the consolidation of all of the pending cases to the Eastern District of Tennessee, Greenville Division. All actions on all pending cases are stayed pending an initial pretrial conference and status conference scheduled for March 11, 2008. We believe that the claims against us are without merit and we will vigorously defend the actions.

On January 18, 2008, our subsidiary, Kohler Mix Specialties, LLC ("Kohler"), was named as defendant in a civil complaint filed in the Superior Court, Judicial District of Hartford. The plaintiff in the case is the Commissioner of Environmental Protection of the State of Connecticut. The complaint alleges generally that Kohler improperly discharged wastewater in to the waters of the State of Connecticut, and bypassed certain wastewater treatment equipment. The plaintiff is seeking injunctive relief and civil penalties with respect to the claims. We are currently investigating the matter and the claims presented. At this time, it is not possible for us to predict the ultimate outcome of this matter.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," we are required to disclose an estimate of the fair value of our financial instruments as of December 31, 2007 and 2006. SFAS No. 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on our senior credit facility and certain other debt are variable, their fair values approximate their carrying values.

We have senior notes with an aggregate face value of $350 million with fixed interest rates ranging from 6.625% to 6.9% at December 31, 2007. These notes were issued by Legacy Dean prior to our acquisition of Legacy Dean. On May 17 2006, we issued $500 million aggregate principal amount of senior notes with a fixed interest rate of 7.0%.

We have entered into various interest rate agreements to reduce our sensitivity to changes in interest rates on our variable rate debt. The fair values of these instruments and our senior notes were determined based on fair values for similar instruments with similar terms. The following table presents the carrying value and fair value of our senior notes and interest rate agreements at December 31:

	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Subsidiary senior notes	$(325,973)	$(327,750)	$(572,037)	$(604,500)
Dean Foods Company senior notes	(498,258)	(445,000)	(498,112)	(508,750)
Interest rate agreements	(82,028)	(82,028)	14,847	14,847

19. SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

We have two reportable segments: the Dairy Group and WhiteWave.

Our Dairy Group segment is our largest segment. It manufactures, markets and distributes a wide variety of branded and private label dairy case products, including milk, creamers, ice cream, cultured dairy products and juices, to retailers, distributors, foodservice outlets, educational institutions and governmental entities across the United States.

Our WhiteWave segment manufactures, develops, markets and sells a variety of nationally branded soy, dairy and dairy-related products, such as *Silk*® soymilk and cultured soy products, *Horizon Organic*® dairy products, *International Delight*® coffee creamers, *LAND O'LAKES*® creamer and fluid dairy products and *Rachel's Organic*® dairy products. WhiteWave sells its products to a variety of customers, including grocery stores, club stores, natural foods stores, mass merchandisers, convenience stores and foodservice outlets. A portion of our WhiteWave products are sold through the Dairy Group's distribution network. Those sales, together with their related costs, are included in WhiteWave for segment reporting purposes.

We evaluate the performance of our segments based on sales and operating profit or loss before gains and losses on the sale of businesses, facility closing and reorganization costs and foreign exchange gains and losses. In addition, the expense related to share-based compensation has not been allocated to our segments and is reflected entirely within the caption "Corporate". Therefore, the measure of segment profit or loss presented below is before such items. Our Chief Executive Officer is our chief decision maker.

Due to changes in our business strategy, primary responsibility for the *Hershey*® relationship was moved into the Dairy Group in the first quarter of 2007 from WhiteWave. In addition, we aligned the results related to the sales of certain foodservice products between segments. In order to present results on a comparable basis, segment results for 2006 and 2005 have been adjusted to reflect the way management evaluates performance related to the *Hershey*® relationship, as well as certain foodservice relationships. These changes had no impact on consolidated operating income.

The amounts in the following tables are obtained from reports used by our executive management team and do not include any allocated income taxes or management fees. There are no significant non-cash items reported in segment profit or loss other than depreciation and amortization.

	2007	2006	2005
		(In thousands)	
Net sales to external customers:			
Dairy Group	$10,449,378	$ 8,841,839	$ 8,999,523
WhiteWave	1,372,525	1,256,716	1,175,195
Total	$11,821,903	$10,098,555	$10,174,718
Intersegment sales:			
Dairy Group	$ 30,151	$ 13,208	$ 76,324
WhiteWave	103,602	96,322	101,459
Total	$ 133,753	$ 109,530	$ 177,783
Operating income:			
Dairy Group	$ 624,510	$ 684,659	$ 647,218
WhiteWave	118,404	132,704	109,775
Corporate	(153,208)	(141,552)	(141,447)
Segment operating income	589,706	675,811	615,546
Facility closing and reorganization costs	(34,421)	(25,116)	(35,451)
Other operating expense	(1,688)	—	—
Total	553,597	650,695	580,095
Other (income) expense:			
Interest expense	333,202	194,547	160,230
Other (income) expense, net	5,926	435	(683)
Consolidated income from continuing operations before tax	$ 214,469	$ 455,713	$ 420,548
Depreciation and amortization:			
Dairy Group	$ 172,549	$ 179,304	$ 190,849
WhiteWave	45,282	37,361	12,224
Corporate	14,067	11,017	11,557
Total	$ 231,898	$ 227,682	$ 214,630
Assets:			
Dairy Group	$ 5,414,184	$ 5,141,662	$ 5,197,092
WhiteWave	1,347,050	1,372,946	1,308,388
Corporate	272,122	235,585	243,677
Discontinued operations	—	19,980	301,727
Total	$ 7,033,356	$ 6,770,173	$ 7,050,884

	2007	2006	2005
		(In thousands)	
Capital expenditures:			
Dairy Group	$175,909	$149,381	$181,400
WhiteWave	58,092	77,275	99,994
Corporate	7,447	10,586	5,735
Total	$241,448	$237,242	$287,129

Geographic Information — Less than 1% of our net sales and long-lived assets relate to operations outside of the United States.

Significant Customers — Our WhiteWave and Dairy Group segments each had a single customer that represented greater than 10% of their net sales. Approximately 17.9%, 17.7% and 15.4%, respectively, of our consolidated net sales were to that same customer in 2007, 2006 and 2005.

20. RELATED PARTY TRANSACTIONS

Real Property Lease — We lease the land for our Franklin, Massachusetts facility from a partnership in which Alan Bernon, a member of our Board of Directors, owns a 13.45% minority interest. (The remaining interests are owned by members of Mr. Bernon's family.) Our lease payments were approximately $785,000 in 2007 and $700,000 in 2006 and 2005.

Minority Interest in Consolidated Container Holding Company — We hold our minority interest in Consolidated Container Company through our subsidiary Franklin Plastics, Inc., in which we own an approximately 99% interest. Alan Bernon, a member of our Board of Directors, and his brother, Peter Bernon, collectively own less than 1% of Franklin Plastics, Inc.

21. QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following is a summary of our unaudited quarterly results of operations for 2007 and 2006.

	Quarter			
	First	Second	Third	Fourth
	(In thousands, except share data)			
2007				
Net sales	$2,629,749	$2,843,645	$3,116,796	$3,231,713
Gross profit	687,275	688,050	659,323	702,937
Income from continuing operations	63,203	28,177	6,517	32,565
Net income(1)	63,820	28,416	6,482	32,635
Earnings per common share(2):				
Basic	0.50	0.22	0.05	0.25
Diluted	0.47	0.21	0.05	0.24
2006				
Net sales	$2,509,041	$2,477,884	$2,517,792	$2,593,838
Gross profit	651,346	683,847	694,006	710,680
Income from continuing operations	54,694	74,795	74,498	76,276
Net income(3)	52,792	28,868	70,793	72,961
Earnings per common share(2):				
Basic	0.39	0.21	0.53	0.55
Diluted	0.37	0.21	0.51	0.53

(1) The results for the first, second, third and fourth quarters of 2007 include facility closing and reorganization costs, net of tax, of $3.5 million, $1.5 million, $11.8 million and $4.1 million, respectively.

(2) Earnings per common share calculations for each of the quarters were based on the basic and diluted weighted average number of shares outstanding for each quarter. The sum of the quarters may not necessarily be equal to the full year earnings per common share amount.

(3) The results for the first, second, third and fourth quarters of 2006 include facility closing and reorganization costs, net of tax, of $2.7 million, $1.8 million, $3.4 million and $7.6 million, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dean Foods Company
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Dean Foods Company and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dean Foods Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* Also, as discussed in Notes 10 and 13, in 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* and the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 27, 2008

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

During our three most recent fiscal years, no independent accountant who was engaged as the principal accountant to audit our financial statements, nor any independent accountant who was engaged to audit a significant subsidiary and on whom our principal accountant expressed reliance in its report, has resigned or been dismissed.

Item 9A. *Controls and Procedures*

Controls Evaluation and Related Certifications

We conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" ("Disclosure Controls") as of December 31, 2007. The controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

Attached as exhibits to this annual report are certifications of the CEO and the CFO, which are required in accordance with Rule 13a-14 of the Exchange Act. This Controls and Procedures section includes the information concerning the controls evaluation referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Definition of Disclosure Controls

Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed with the Securities and Exchange Commission (the "SEC") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our Disclosure Controls include components of our internal control over financial reporting, which consists of control processes designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Limitations on the Effectiveness of Controls

We do not expect that our Disclosure Controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation

Our evaluations of our Disclosure Controls include reviews of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in our SEC filings. In the course of our controls evaluations, we seek to identify data errors, controls problems or acts of fraud and confirm that appropriate corrective actions, including process improvements, are undertaken. Many of the components of our Disclosure Controls are evaluated on an ongoing basis by our Audit Services department. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Changes in Internal Control over Financial Reporting

We are currently in the process of reorganizing the Dairy Group financial reporting and certain transaction processing activities into regional centers. Other than these changes, which are ongoing, there was no change in our internal control over financial reporting in the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Conclusions

Based upon our most recent controls evaluation, our CEO and CFO have concluded that as of December 31, 2007, our Disclosure Controls were effective at the reasonable assurance level. In the fourth quarter of 2007, other than the reorganization activities within our Dairy Group as discussed above, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We have assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. This report appears on page 48.

February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dean Foods Company
Dallas, Texas

We have audited the internal control over financial reporting of Dean Foods Company and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 27, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, in 2007, and the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, in 2006.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 27, 2008

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers***

Incorporated herein by reference to our proxy statement (to be filed) for our May 22, 2008 Annual Meeting of Stockholders.

Item 11. ***Executive Compensation***

Incorporated herein by reference to our proxy statement (to be filed) for our May 22, 2008 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Incorporated herein by reference to our proxy statement (to be filed) for our May 22, 2008 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions***

Incorporated herein by reference to our proxy statement (to be filed) for our May 22, 2008 Annual Meeting of Stockholders.

Item 14. ***Principal Accounting Fees and Services***

Incorporated herein by reference to our proxy statement (to be filed) for our May 22, 2008 Annual Meeting of Stockholders.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Financial Statements

The following Consolidated Financial Statements are filed as part of this report or are incorporated herein as indicated:

Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

Exhibits

See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ RONALD L. MCCRUMMEN
Ronald L. McCrummen
Senior Vice President and
Chief Accounting Officer

Dated February 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Name	Title	Date
/s/ GREGG L. ENGLES Gregg L. Engles	Chief Executive Officer and Chairman of the Board	February 27, 2008
/s/ JACK F. CALLAHAN, JR. Jack F. Callahan, Jr.	Executive Vice President and Chief Financial Officer	February 27, 2008
/s/ RONALD L. MCCRUMMEN Ronald L. McCrummen	Senior Vice President and Chief Accounting Officer	February 27, 2008
/s/ ALAN BERNON Alan Bernon	Director	February 27, 2008
/s/ LEWIS M. COLLENS Lewis M. Collens	Director	February 27, 2008
/s/ TOM DAVIS Tom Davis	Director	February 27, 2008
/s/ STEPHEN L. GREEN Stephen L. Green	Director	February 27, 2008
/s/ JANET HILL Janet Hill	Director	February 27, 2008
/s/ JOSEPH S. HARDIN, JR. Joseph S. Hardin, Jr.	Director	February 27, 2008
/s/ RON KIRK Ron Kirk	Director	February 27, 2008
/s/ JOHN MUSE John Muse	Director	February 27, 2008

Name	Title	Date
/s/ HECTOR M. NEVARES Hector M. Nevares	Director	February 27, 2008
/s/ PETE SCHENKEL Pete Schenkel	Director	February 27, 2008
/s/ JIM TURNER Jim Turner	Director	February 27, 2008

SCHEDULE II

DEAN FOODS COMPANY AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2007, 2006 and 2005

Allowance for doubtful accounts deducted from accounts receivable:

Year	Balance at Beginning of Period	Charged to (Reduction in) Costs and Expenses	Other	Deductions	Balance at End of Period
			(In thousands)		
2005	$23,925	$ 7,800	$ —	$9,660	$22,065
2006	22,065	(2,816)	524	2,703	17,070
2007	17,070	5,788	100	3,128	19,830

INDEX TO EXHIBITS

Exhibit No.	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
3.1	Amended and Restated Certificate of Incorporation	Annual Report on Form 10-K for the year ended December 31, 2001	April 1, 2002
3.2	Amended and Restated Bylaws	Quarterly Report on Form 10-Q for the quarter ended June 30, 1999	August 13, 1999
4.1	Specimen of Common Stock Certificate	Annual Report on Form 10-K for the year ended December 31, 2001	April 1, 2002
4.2	Rights Agreement dated March 6, 1998 among us and Harris Trust & Savings Bank, as rights agent, which includes as Exhibit A the Form of Rights Certificate	Registration Statement of Form 8-A	March 10, 1998
4.3	Amendment No. 1 to Rights Agreement dated May 26, 2004 by and between us and The Bank of New York, as rights agent	Current Report on Form 8-K	May 27, 2004
4.4	Indenture, dated as of May 15, 2007, between us, the subsidiary guarantors listed therein and The Bank of New York Trust Company, N.A., as trustee	Current Report on Form 8-K	May 19, 2006
4.5	Supplemental Indenture No. 1, dated as of May 17, 2006, between us, the subsidiary guarantors listed therein and The Bank of New York Trust Company, N.A., as trustee	Current Report on Form 8-K	May 19, 2006
4.6	Supplemental Indenture No. 2, dated as of July 31, 2007, between us, the subsidiary guarantors listed therein and The Bank of New York Trust Company, N.A., as trustee	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007	November 9, 2007
*10.1	Eighth Amended and Restated 1997 Stock Option and Restricted Stock Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.2	Third Amended and Restated 1989 Dean Foods Company Stock Awards Plan	Annual Report on Form 10-K for the year ended December 31, 2004	March 16, 2005
*10.3	Amended and Restated Executive Deferred Compensation Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.4	Post-2004 Executive Deferred Compensation Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.5	Revised and Restated Supplemental Executive Retirement Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.6	Amendment No. 1 to the Dean Foods Company Supplemental Executive Retirement Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.7	Amendment No. 2 to the Dean Foods Company Supplemental Executive Retirement Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.8	Form of stock option award agreement for awards to executive officers	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007

Exhibit No.	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
10.42	Amended and Restated Limited Liability Company Agreement of Consolidated Container Holdings, LLC	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
10.43	Distribution Agreement between us and TreeHouse Foods dated June 27, 2005	Current Report on Form 8-K	June 27, 2005
10.44	Tax Sharing Agreement dated June 27, 2005 between us and TreeHouse Foods	Current Report on Form 8-K	June 27, 2005
10.45	Amended and Restated Credit Agreement among us and our Senior Lenders dated August 13, 2004	Quarterly Report on Form 10-Q for the quarter ended September 30, 2004	November 9, 2004
10.46	Amendment No. 1 to Amended and Restated Credit Agreement among us and our Senior Lenders dated May 27, 2005	Current Report on Form 8-K	June 1, 2005
10.47	Amendment No. 2 to Amended and Restated Credit Agreement among us and our Senior Lenders dated November 18, 2005	Current Report on Form 8-K	November 28, 2005
10.48	Amendment No. 3 to Amended and Restated Credit Agreement among us and our Senior Lenders dated March 14, 2006	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006	May 10, 2006
10.49	Fourth Amended and Restated Receivables Purchase Agreement among certain subsidiaries of Dean Foods Company, as sellers, the Servicers, the Companies, the Financial Institutions (each as defined in the agreement) and Bank One NA, as Agent	Current Report on Form 8-K	November 21, 2006
10.50	Amendment No. 11 to Fourth Amended and Restated Receivables Purchase Agreement among certain subsidiaries of Dean Foods Company, as sellers, the Servicers, the Companies, the Financial Institutions (each as defined in the agreement) and Bank One NA, as Agent	Current Report on Form 8-K	November 21, 2006

INDEX TO EXHIBITS

Exhibit No.	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
3.1	Amended and Restated Certificate of Incorporation	Annual Report on Form 10-K for the year ended December 31, 2001	April 1, 2002
3.2	Amended and Restated Bylaws	Quarterly Report on Form 10-Q for the quarter ended June 30, 1999	August 13, 1999
4.1	Specimen of Common Stock Certificate	Annual Report on Form 10-K for the year ended December 31, 2001	April 1, 2002
4.2	Rights Agreement dated March 6, 1998 among us and Harris Trust & Savings Bank, as rights agent, which includes as Exhibit A the Form of Rights Certificate	Registration Statement of Form 8-A	March 10, 1998
4.3	Amendment No. 1 to Rights Agreement dated May 26, 2004 by and between us and The Bank of New York, as rights agent	Current Report on Form 8-K	May 27, 2004
4.4	Indenture, dated as of May 15, 2007, between us, the subsidiary guarantors listed therein and The Bank of New York Trust Company, N.A., as trustee	Current Report on Form 8-K	May 19, 2006
4.5	Supplemental Indenture No. 1, dated as of May 17, 2006, between us, the subsidiary guarantors listed therein and The Bank of New York Trust Company, N.A., as trustee	Current Report on Form 8-K	May 19, 2006
4.6	Supplemental Indenture No. 2, dated as of July 31, 2007, between us, the subsidiary guarantors listed therein and The Bank of New York Trust Company, N.A., as trustee	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007	November 9, 2007
*10.1	Eighth Amended and Restated 1997 Stock Option and Restricted Stock Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.2	Third Amended and Restated 1989 Dean Foods Company Stock Awards Plan	Annual Report on Form 10-K for the year ended December 31, 2004	March 16, 2005
*10.3	Amended and Restated Executive Deferred Compensation Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.4	Post-2004 Executive Deferred Compensation Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.5	Revised and Restated Supplemental Executive Retirement Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.6	Amendment No. 1 to the Dean Foods Company Supplemental Executive Retirement Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.7	Amendment No. 2 to the Dean Foods Company Supplemental Executive Retirement Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.8	Form of stock option award agreement for awards to executive officers	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007

Exhibit No.	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
*10.9	Form of stock unit award agreement for awards to executive officers	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.10	Dean Foods Company Executive Severance Pay Plan	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
*10.11	Proprietary Information, Invention, and Non-Compete Agreement dated September 7, 2005 between us and Alan Bernon	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005	November 8, 2005
*10.12	Employment Agreement dated October 7, 2005 between us and Joseph Scalzo	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005	November 8, 2005
*10.13	Change of Control Agreement dated October 7, 2005 between us and Joseph Scalzo	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005	November 8, 2005
*10.14	Proprietary Information, Inventions and Non-Compete Agreement dated October 7, 2005 between us and Joseph Scalzo	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005	November 8, 2005
*10.15	Non Qualified Stock Option Agreement dated October 7, 2005 between us and Joseph Scalzo	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005	November 8, 2005
*10.16	Employment Agreement dated December 2, 2005 between us and Pete Schenkel	Annual Report on Form 10-K for the year ended December 31, 2005	March 10, 2006
*10.17	Independent Contractors and Non-Competition Agreement dated December 1, 2005 between us and Pete Schenkel	Annual Report on Form 10-K for the year ended December 31, 2005	March 10, 2006
*10.18	Employment Agreement dated April 27, 2006 between us and Jack F. Callahan	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006	March 1, 2007
*10.19	Change in Control Agreement dated May 9, 2006 between us and Jack F. Callahan	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006	August 9, 2006
*10.20	Proprietary Information, Inventions and Non-Compete Agreement dated May 9, 2006 between us and Jack F. Callahan	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006	August 9, 2006
*10.21	Form of Change in Control Agreement for our executive officers	Annual Report on Form 10-K for the year ended December 31, 2002	March 27, 2003
*10.22	Form of Change in Control Agreement for certain senior officers	Annual Report on Form 10-K for the year ended December 31, 2002	March 27, 2003
*10.23	Form of Change in Control Agreement for certain other officers	Annual Report on Form 10-K for the year ended December 31, 2002	March 27, 2003
*10.24	Dean Foods Company 2007 Stock Incentive Plan	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007	August 9, 2007
*10.25	Dean Foods Company Short Term Incentive Compensation Plan	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007	August 9, 2007
*10.26	Employment Agreement between us and Paul Moskowitz dated May 3, 2007	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007	August 9, 2007

Exhibit No.	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
*10.27	Change in Control Agreement between us and Paul Moskowitz effective June 18, 2007	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007	August 9, 2007
*10.28	Separation and Release Agreement between us and Alan Bernon dated September 21, 2007	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007	November 9, 2007
*10.29	Employment Agreement between us and Gregg Tanner	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007	November 9, 2007
*10.30	Change in Control Agreement between us and Gregg Tanner effective November 5, 2007	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007	November 9, 2007
*10.31	Proprietary Information, Inventions and Non-Compete Agreement between us and Gregg Tanner dated November 1, 2007	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007	November 9, 2007
*10.32	Employment Agreement between us and Rick Fehr dated September 25, 2007	Filed herewith	
*10.33	Employment Agreement between us and Harrald Kroeker dated January 14, 2008	Filed herewith	
*10.34	Employment Agreement between us and Greg McKelvey dated January 15, 2008	Filed herewith	
*10.35	Employment Agreement between us and Debbie Carosella dated March 14, 2007	Filed herewith	
*10.36	Form of Incentive Stock Option Agreement under the Dean Foods Company 2007 Stock Incentive Plan	Filed herewith	
*10.37	Form of Non-Qualified Stock Option Agreement under the Dean Foods Company 2007 Stock Incentive Plan	Filed herewith	
*10.38	Form of Director's Non-Qualified Stock Option Agreement under the Dean Foods Company 2007 Stock Incentive Plan	Filed herewith	
*10.39	Form of Restricted Stock Unit Award Agreement (Dairy Group and Corporate) under the Dean Foods Company 2007 Stock Incentive Plan	Filed herewith	
*10.40	Form of Restricted Stock Unit Award Agreement (WhiteWave) under the Dean Foods Company 2007 Stock Incentive Plan	Filed herewith	
10.41	Stockholders Agreement dated July 31, 1997 among us, Franklin Plastics, Peter M. Bernon and Alan J. Bernon	Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended on October 24, 1997	October 24, 1997

Exhibit No.	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
10.42	Amended and Restated Limited Liability Company Agreement of Consolidated Container Holdings, LLC	Annual Report on Form 10-K for the year ended December 31, 2006	March 1, 2007
10.43	Distribution Agreement between us and TreeHouse Foods dated June 27, 2005	Current Report on Form 8-K	June 27, 2005
10.44	Tax Sharing Agreement dated June 27, 2005 between us and TreeHouse Foods	Current Report on Form 8-K	June 27, 2005
10.45	Amended and Restated Credit Agreement among us and our Senior Lenders dated August 13, 2004	Quarterly Report on Form 10-Q for the quarter ended September 30, 2004	November 9, 2004
10.46	Amendment No. 1 to Amended and Restated Credit Agreement among us and our Senior Lenders dated May 27, 2005	Current Report on Form 8-K	June 1, 2005
10.47	Amendment No. 2 to Amended and Restated Credit Agreement among us and our Senior Lenders dated November 18, 2005	Current Report on Form 8-K	November 28, 2005
10.48	Amendment No. 3 to Amended and Restated Credit Agreement among us and our Senior Lenders dated March 14, 2006	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006	May 10, 2006
10.49	Fourth Amended and Restated Receivables Purchase Agreement among certain subsidiaries of Dean Foods Company, as sellers, the Servicers, the Companies, the Financial Institutions (each as defined in the agreement) and Bank One NA, as Agent	Current Report on Form 8-K	November 21, 2006
10.50	Amendment No. 11 to Fourth Amended and Restated Receivables Purchase Agreement among certain subsidiaries of Dean Foods Company, as sellers, the Servicers, the Companies, the Financial Institutions (each as defined in the agreement) and Bank One NA, as Agent	Current Report on Form 8-K	November 21, 2006

Exhibit No.	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
10.51	Amended and Restated Credit Agreement, dated as of April 2, 2007 among Dean Foods Company; J.P. Morgan Securities, Inc., Banc of America Securities LLC, Wachovia Capital Markets, LLC, as Lead Arrangers; JPMorgan Chase Bank, National Association, as Administrative Agent; Bank of America, N.A., as Syndication Agent; Wachovia Bank, National Association, as Documentation Agent; and certain other lenders that are parties thereto	Current Report on Form 8-K	April 4, 2007
10.52	Fifth Amended and Restated Receivables Purchase Agreement, dated as of April 2, 2007 among Dairy Group Receivables L.P., Dairy Group Receivables II, L.P., WhiteWave Receivables, L.P., as Sellers; the Servicers, Companies and Financial Institutions listed therein; and JPMorgan Chase Bank, N.A., as Agent	Current Report on Form 8-K	April 4, 2007
10.53	Commitment letter, dated March 1, 2007, among Dean Foods Company, J.P. Morgan Securities Inc., Banc of America Securities LLC, Wachovia Capital Markets, LLC, JPMorgan Chase Bank, National Association, Bank of America, N.A. and Wachovia Bank, National Association	Current Report on Form 8-K	March 2, 2007
12	Computation of Ratio of Earnings to Fixed Charges	Filed herewith	
21	List of Subsidiaries	Filed herewith	
23	Consent of Deloitte & Touche LLP	Filed herewith	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith	
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith	
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith	
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith	
99	Supplemental Financial Information for Dean Holding Company	Filed herewith	

* This exhibit is a management or compensatory contract.

How Has Our Stock Performed?

The following graph compares the cumulative total return of our common stock since December 31, 2002 with the Standard & Poor's 500 Stock Index, and a peer group index of United States consumer packaged goods companies, assuming a $100 investment on January 1, 2003. Points plotted are as of December 31 of each year.

The peer group that we have selected includes 23 manufacturers of food, beverages and other consumer packaged goods. This group includes Archer-Daniels-Midland Company, Campbell Soup Company, The Clorox Company, Coca-Cola Enterprises Inc., Colgate-Palmolive Company, ConAgra Foods, Inc., Cott Corporation, Del Monte Foods Company, General Mills, Inc., H.J. Heinz Company, The Hershey Company, Hormel Foods Corporation, The J.M. Smucker Company, Kellogg Company, Kimberly-Clark Corporation, Kraft Foods Inc., McCormick & Co., Incorporated, The Pepsi Bottling Group, Inc., The Procter & Gamble Company, Sara Lee Corporation, Smithfield Foods, Inc., Tyson Foods, Inc. and Wm. Wrigley, Jr. Company. This is the same peer group that the Compensation Committee of our Board of Directors has selected to compare us to for purposes of determining our executive compensation.



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Dean Foods Company
Peer Group Index
S&P 500 Composite Index

Forward-Looking Statement Disclosure

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are statements about the future that are not statements of historical fact. These statements, which are sometimes predictions and sometimes statements of our plans for the future, are found in the Chairman's letter to shareholders, as well as in Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk contained in the Annual Report on Form 10-K. In most cases, you can identify these statements by terminology such as "may," "will," "should," "could," "expect," "seek to," "anticipate," "plan," "believe," "estimate," "intend," "predict," "potential," "hope" or "continue" or the negative of such terms and other comparable terminology. In evaluating these statements, you should carefully consider the risks outlined in this report including the Risk Factors described in Item 1A of the Annual Report on Form 10-K and in any subsequent reports we may file with the Securities and Exchange Commission after the date hereof. You may obtain copies of these reports without charge by writing to our corporate headquarters, Attention: Investor Relations, or through our corporate website at www.deanfoods.com or on the SEC's website at www.sec.gov.

Dean.
FOODS

NOTICE OF STOCKHOLDERS' MEETING

We will hold this year's annual stockholders' meeting on Thursday, May 22, 2008, at 10:00 a.m. at the Dallas Museum of Art, 1717 North Harwood, Dallas, Texas 75201.

At the meeting, we will ask you to consider and vote on the following proposals recently adopted by our Board of Directors:

- Proposal One: A proposal to re-elect Tom C. Davis, Stephen L. Green, Joseph S. Hardin, Jr. and John R. Muse as members of our Board of Directors for a three-year term.
- Proposal Two: A proposal to ratify the selection of Deloitte & Touche LLP as our independent auditor for 2008.

We will also discuss and take action on any other business that is properly brought before the meeting.

If you were a stockholder of record on March 25, 2008, you are entitled to vote on the proposals to be considered at this year's meeting.

This Notice and the accompanying Proxy Statement are first being mailed to stockholders on or about April 21, 2008.

By order of the Board of Directors,

Sincerely,

Steven J. Kemps

Steven J. Kemps
Senior Vice President, General Counsel and
Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS' MEETING TO BE HELD ON MAY 22, 2008

The Company's Proxy Statement and Annual Report to Security Holders for the fiscal year ended December 31, 2007 are available at http://bnymellon.mobular.net/bnymellon/df

TABLE OF CONTENTS

Dean. FOODS

YOU ARE INVITED

April 21, 2008

Dear Fellow Stockholders,

We hope that you will come to our annual stockholders' meeting on Thursday, May 22, 2008. At the annual meeting, after we vote on the proposals described in this Proxy Statement, we will present a brief report on our 2007 results and an update on our business. As always, we will conclude the meeting by inviting you to ask questions and make comments. For your convenience, we will present a live webcast of the annual meeting, which you can access through our corporate website at www.deanfoods.com.

If you have questions regarding any of the matters contained in this Proxy Statement, please contact our Investor Relations Department at 800.431.9214. We look forward to seeing you at this year's meeting.

Sincerely,

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

QUESTIONS AND ANSWERS

Why did I receive this Proxy Statement?

On April 21, 2008, we began mailing this Proxy Statement to everyone who was a stockholder of record of our Company on March 25, 2008. One purpose of this Proxy Statement is to let our stockholders know when and where we will hold our annual stockholders' meeting.

More importantly, this Proxy Statement:

- Includes detailed information about the matters that will be discussed and voted on at the meeting, and
- Provides updated information about our Company that you should consider in order to make an informed decision at the meeting.

I received more than one Proxy Statement. Why?

If you received more than one Proxy Statement, your shares are probably registered differently or are in more than one account. Please vote each proxy card or voting card that you received.

How can I change the number of copies of the Annual Report and Proxy Statement being delivered to my household?

Family members who are registered owners of our stock and who live in the same household generally receive only one copy of the Annual Report, Proxy Statement, and most other mailings per household. The only item which is separately mailed for each registered stockholder or account is a proxy card. If you would like to start receiving separate copies in your name, apart from others in your household, please contact our Investor Relations Department at 800.431.9214 and request that action. Within 30 days after your request is received we will start sending you separate mailings. If for any reason you and members of your household are receiving multiple copies and you want to eliminate duplications, please contact our Investor Relations Department at 800.431.9214 and request that action. That request must be made by each person in the household.

How can I obtain my own separate copy of the Annual Report and Proxy Statement for the meeting in May?

For multiple stockholders who live in the same household and want separate copies of the Annual Report and Proxy Statement, you may pick up copies in person at the meeting in May or download them from http://bnymellon.mobular.net/bnymellon/df. If you want copies mailed to you and you are a beneficial owner, you must request them from your broker, bank, or other nominee. If you would like copies mailed to you and you are a registered stockholder, we will mail them promptly if you request them from our transfer agent. We cannot guarantee you will receive mailed copies before the meeting.

What will occur at the annual meeting?

First we will determine whether enough stockholders are present at the meeting to conduct business. A stockholder will be deemed to be present at the meeting if the stockholder:

- Is present in person, or
- Is not present in person but has voted by proxy by telephone, online or mail prior to the meeting.

According to our bylaws, holders of at least 75,708,275 shares of our common stock (which is a majority of the shares of our common stock that were outstanding on March 25, 2008) must be present at this year's meeting in order to conduct the meeting. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining if enough stockholders are present (in person or by proxy) to conduct the meeting. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

If holders of fewer than 75,708,275 shares are present at the meeting, we will adjourn the meeting and reschedule it. The new meeting date will be announced at the meeting. If enough stockholders are present at the meeting to conduct business, then we will vote on:

- **Proposal One:** A proposal to re-elect Tom C. Davis, Stephen L. Green, Joseph S. Hardin, Jr. and John R. Muse as members of our Board of Directors for a three-year term.
- **Proposal Two:** A proposal to ratify the selection of Deloitte & Touche LLP as our independent auditor for 2008.

Proposals One and Two have been approved by our Board of Directors. The Board of Directors is now soliciting your vote on these proposals and recommends that you vote FOR each of Proposals One and Two.

On each proposal, you are entitled to one vote for each share of stock that you owned on March 25, 2008. Cumulative voting is not permitted.

Our common stock was the only class of stock outstanding on March 25, 2008. As of that date, there were 151,416,548 shares of common stock issued and outstanding.

After each proposal has been voted on at the meeting, we will discuss and take action on any other matter that is properly brought before the meeting. Also, our management team will present a brief report on our 2007 results and an update on our business.

How many votes are necessary to re-elect the nominees for director?

The four nominees receiving the highest number of "yes" votes will be elected as directors. This number is called a plurality.

What if a nominee for director is unwilling or unable to stand for re-election?

Each of the persons nominated for re-election has agreed to stand for re-election. However, if unexpected events arise which cause one or more of them to be unable to stand for re-election, then either:

- The Board of Directors can vote at the meeting to reduce the size of the Board of Directors, or
- The Board of Directors may, during the meeting, nominate another person for director.

If our Board of Directors nominates someone at the meeting, the person(s) to whom you have given your proxy will be able to use his or her discretion to vote on your behalf.

How many votes are necessary to pass the other proposal?

The Audit Committee of our Board of Directors has responsibility for selection of our independent auditor. Stockholder ratification is not required. However, the Board of Directors is soliciting your opinion regarding the selection of Deloitte & Touche LLP. The Audit Committee of the Board of Directors plans to take your opinion into account in selecting our independent auditor for 2009. The proposal will pass if a majority of shares present and entitled to vote at the annual meeting are voted in favor of it.

How do I vote?

To vote, follow the instructions on the enclosed proxy card or voting card.

If you are a registered stockholder, you can also vote at the meeting. If your shares are held in a brokerage account, you might not be a registered stockholder. In this case, your shares would not be officially registered in your name; rather, they would be registered in your broker's name (which is sometimes called "street name"). If your shares are in street name, you cannot vote in person at the meeting unless you have a proper power of attorney from your broker. You should therefore vote by telephone, online or mail according to the instructions on the enclosed voting card in order to ensure that your vote is counted.

Voting by any means other than voting in person at the meeting has the effect of appointing Gregg Engles, our Chairman of the Board and Chief Executive Officer, and Steven J. Kemps, our Senior Vice President, General Counsel and Corporate Secretary, as your proxies. They will be required to vote on the proposals described in this Proxy Statement exactly as you have voted.

However, if any other matter requiring a stockholder vote is properly raised at the meeting, then Mr. Engles and Mr. Kemps will be authorized to use their discretion to vote on such issues on your behalf.

If you sign your proxy card, but do not specify how you want to vote on a proposal, your shares will be voted FOR Proposals One and Two.

We encourage you to vote now (by telephone, online or by mail) even if you plan to attend the meeting in person.

Did Dean Foods Company utilize the SEC's new e-proxy rules for delivery of the proxy materials this year?

No. Dean Foods Company delivered its proxy materials in the same manner as it has in the past. However, many stockholders have previously consented to receive electronic delivery of proxy materials and therefore did not receive hard copies of the proxy materials.

Can I access Dean Foods Company's Proxy Statement and Annual Report electronically?

This Proxy Statement and the 2007 Annual Report are available online at http://bnymellon.mobular.net/bnymellon/df. Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving hard copies in the mail. You can choose this option by following the instructions when you vote over the Internet.

I previously consented to receive electronic delivery of my proxy materials. Can you send me a hard copy of these proxy materials?

For stockholders of record: We will deliver promptly, upon written or oral request, a separate copy of these proxy materials. Contact our transfer agent either by writing BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015, or by telephoning 866.557.8698.

For holders in street name: You must contact your bank, broker or other intermediary to receive copies of these materials.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish the final results in our quarterly report on Form 10-Q for the second quarter of 2008. We will file that report with the Securities and Exchange Commission ("SEC") in August of this year, and you can obtain a copy on our website at www.deanfoods.com, on the SEC's website at www.sec.gov, or by contacting our Investor Relations Department at 800.431.9214 or the SEC at 800.SEC.0330.

What if I want to change my vote?

You can revoke your vote on a proposal at any time before the meeting for any reason. To revoke your proxy before the meeting, either:

- Write to our Corporate Secretary at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, or
- Vote again, either by telephone or online (your last vote before the meeting begins will be counted).

If you are a registered stockholder (or if you hold your shares in "street name" and have a proper power of attorney from your broker), you may also come to the meeting and change your vote in writing or orally.

What if I do not vote?

If you do not vote, your failure to vote could affect whether there are enough stockholders present at the meeting to hold the meeting. Holders of a majority of the outstanding shares of our common stock must be present (in person or by proxy) in order to conduct the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Because abstentions represent shares entitled to vote, the effect of an abstention will be the same as a vote against a proposal. However, abstentions will have no effect on Proposal One regarding the election of directors.

"Broker non-votes" will be considered present for quorum purposes but will not be considered present and entitled to vote on any matter for which a broker does not have authority. Accordingly, "broker non-votes" will not have any impact on the outcome of any proposal.

If your shares are held in "street name" and you do not vote, your brokerage firm could:

- Vote for you, if it is permitted by the exchange or organization of which your broker is a member, or

- Leave your shares unvoted.

Your broker will be permitted to vote for you on Proposals One and Two regarding the election of directors and the ratification of Deloitte & Touche LLP.

How do I raise an issue for discussion or vote at the annual meeting?

According to our bylaws, if a stockholder wishes to present a proposal for consideration at an annual meeting, he or she must send written notice of the proposal by certified mail to our Corporate Secretary by no later than March 1 of the year of the meeting.

If you would like your proposal to be included in next year's proxy statement, you must submit it to our Corporate Secretary in writing no later than December 22, 2008. We will include your proposal in our next annual proxy statement if it is a proposal that we are required to include in our Proxy Statement pursuant to the rules of the SEC.

You may write to our Corporate Secretary at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201.

According to our bylaws, any proposal properly raised at the meeting by a stockholder will require the affirmative vote of a majority of the shares deemed present at the meeting (whether in person or by proxy).

Who will pay for this solicitation?

We will pay all costs associated with this Proxy Statement and the solicitation of proxies. Upon request, we will reimburse stockbrokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of our common stock.

Our transfer agent, BNY Mellon Shareowner Services, will count the votes and act as inspector of election.

PROPOSALS BY OUR BOARD OF DIRECTORS

Proposal One: Re-Election of Directors

Our Board of Directors is divided into three classes serving three-year terms. This year's nominees for re-election to the Board of Directors for a three-year term are the following Class I directors:

Tom C. Davis
Director since March 2001
Mr. Davis, age 59, has served as Managing Partner of Gryphon Special Situations Fund L.P. since July 2004. He also has served as Chief Executive Officer of The Concorde Group, a private investment firm, since March 2001. He was the managing partner and head of banking and corporate finance for the Southwest division of Credit Suisse First Boston from March 1984 to February 2001. In this position, Mr. Davis worked with several large private equity firms, in addition to a variety of public and private companies, including companies in the broadcast and telecommunications, energy, foodservice, food processing and retailing industries. In addition to ours, Mr. Davis also serves on the Boards of Directors of Affirmative Insurance Holdings, Inc., an insurance holding company, where he serves on the Audit Committee, and Westwood Holdings Group, an investment management and trust services company, where he serves on the Audit and Compensation Committees.

Stephen L. Green
Director since October 1994
Mr. Green, age 57, has served as a general partner of Canaan Capital Partners, L.P., the general partner of Canaan Capital Limited Partnership and Canaan Capital Offshore Limited Partnership, C.V., since November 1991. From October 1985 until November 1991, Mr. Green served as Managing Director of GE Capital's Corporate Finance Group.

Joseph S. Hardin, Jr.
Director since May 1998
Mr. Hardin, age 62, served as Chief Executive Officer of Kinko's, Inc. from May 1997 until January 2001. Currently retired, Mr. Hardin held a variety of positions from 1986 to April 1997 with increasing responsibility at Wal-Mart Stores, Inc., ultimately as an Executive Vice President and as the President and Chief Executive Officer of Sam's Club, the wholesale division of Wal-Mart Stores, Inc. In addition to our Board, Mr. Hardin also serves on the Boards of Directors of American Greetings Corporation, where he serves on the Nominating and Governance Committee and the Compensation and Management Development Committee, and Petsmart, Inc., where he serves on the Corporate Governance Committee.

John R. Muse
Director since November 1997
Mr. Muse, age 57, is Chairman of HM Capital Partners LLC (formerly known as Hicks, Muse, Tate & Furst Incorporated), a private equity firm, which he co-founded in 1989. Mr. Muse also serves on the Board of Visitors of the UCLA Anderson School of Management. Mr. Muse was a member of the Board of Directors of The Morningstar Group Inc. prior to our acquisition of that company in November 1997.

Mr. Davis, Mr. Green, Mr. Hardin and Mr. Muse were each unanimously nominated for re-election by our Board of Directors following the recommendation of the Governance Committee of our Board of Directors. They have each consented to be re-elected as members of our Board of Directors.

> Our Board of Directors recommends that you vote **for** Mr. Davis, Mr. Green, Mr. Hardin and Mr. Muse.

Proposal Two: Ratification of Selection of Independent Auditor

The Audit Committee of our Board of Directors has selected Deloitte & Touche LLP to serve as our independent auditor for the 2008 fiscal year and is soliciting your ratification of that selection.

Your ratification of the Audit Committee's selection of Deloitte & Touche LLP is not necessary because the Audit Committee has responsibility for selection of our independent auditor. However, the Audit Committee will take your vote on this proposal into consideration when selecting our independent auditor in the future.

The Audit Committee of our Board of Directors has responsibility for overseeing our financial reporting and various other matters. See page 13 of this Proxy Statement for further information about the responsibilities of our Audit Committee and page 18 for an important report by the Audit Committee.

Our Board of Directors recommends that you vote **for** the proposal to ratify the selection of Deloitte & Touche LLP as our independent auditor for 2008.

OTHER INFORMATION

Who is on our Board of Directors?

Our Board of Directors is authorized to have between ten and fifteen members. The Board of Directors has the ability to determine the appropriate number of members within that range in order to maximize the Board of Directors' effectiveness and efficiency. Our Board of Directors has set the number of directors constituting the full board at twelve and we currently have twelve directors. The Board of Directors is divided into three classes, each of whose members serve for staggered three-year terms.

In addition to the four directors nominated for re-election, the following persons currently serve on our Board of Directors:

Alan J. Bernon
Director since August 1997
Mr. Bernon, age 53, served as President of our Dairy Group from January 1, 2006 to August 31, 2007. From 1997 through the end of 2005, he served as Chief Operating Officer of the Northeast Region of our Dairy Group. He was originally elected to our Board of Directors in connection with our acquisition of The Garelick Companies in 1997. From September 1985 until July 1997, Mr. Bernon served as President of The Garelick Companies. His term will expire in 2010.

Lewis M. Collens
Director since December 2001
Mr. Collens, age 70, is Professor of Law and President Emeritus at Illinois Institute of Technology ("IIT"). He served as the President of IIT and Chairman of IIT Research Institute from 1990 to 2007. From 1974 to 1990, he served as Dean of IIT Chicago-Kent College of Law. Mr. Collens was originally elected to our Board of Directors in connection with our acquisition of the former Dean Foods Company ("Legacy Dean") on December 21, 2001. Mr. Collens served on the Board of Directors of Legacy Dean since 1991 and was Chairman of its Audit Committee and a member of its Corporate Governance Committee. His term will expire in 2009.

Gregg L. Engles
Chairman of the Board,
Director since October 1994
Mr. Engles, age 50, has served as our Chief Executive Officer and as a director since the formation of our Company in October 1994. From October 1994 until December 21, 2001, he served as Chairman of the Board. When we acquired Legacy Dean, Mr. Howard Dean was named Chairman of the Board pursuant to the merger agreement concerning our acquisition of Legacy Dean, and Mr. Engles was named Vice Chairman of the Board. In April 2002, Mr. Dean retired, and Mr. Engles resumed his position as Chairman of the Board. His term on our Board of Directors will expire in 2010. In addition to ours, Mr. Engles also serves on the Board of Directors of TreeHouse Foods, Inc.; however, Mr. Engles will retire from the TreeHouse Foods, Inc. Board when his term expires in May of 2008.

Janet Hill
Director since December 2001
Mrs. Hill, age 60, has served as Vice President of Alexander & Associates, a corporate consulting firm, since 1981. She was originally elected to our Board of Directors in connection with our acquisition of Legacy Dean in December 2001. Mrs. Hill had served on the Board of Directors of Legacy Dean since 1997. In addition to our Board, Mrs. Hill also serves on the Boards of Directors of Wendy's International, Inc., where she serves on the Compensation Committee, and Sprint Nextel Corporation, where she serves on the Human Capital and Compensation Committee, and the Nominating and Corporate Governance Committee. She also serves as a trustee of Duke University. Her term will expire in 2009.

Ronald Kirk
Director since February 2003
Mr. Kirk, age 53, has been a partner with the law firm of Vinson & Elkins L.L.P. since February 2005. He was a partner with the law firm of Gardere Wynne Sewell LLP from 1994 through January 2005. From June 1995 to November 2001, he also served as Mayor of the City of Dallas, Texas. In addition to ours, Mr. Kirk also serves on the

Boards of Directors of Brinker International, Inc., a restaurant operator, where he serves on the Governance and Executive Committees, and Petsmart Inc., where he serves on the Corporate Governance Committee. His term will expire in 2010.

Hector M. Nevares
Director since October 1994
Mr. Nevares, age 57, currently serves as Managing Partner of Suiza Realty SE. He was formerly President of Suiza Dairy, a Puerto Rico dairy processor, from June 1983 until September 1996, having served in additional executive capacities at Suiza Dairy since June 1974. Mr. Nevares served as a consultant for us from March 1998 until April 2000. In addition to ours, Mr. Nevares also serves on the Board of Directors of FirstBank Puerto Rico, where he serves on the Audit and Asset, Liability and Risk Management Committees. His term will expire in 2009.

Pete Schenkel
Director since January 2000
Mr. Schenkel, age 72, joined our Company in January 2000 as President of our Dairy Group and a member of our Board of Directors. Effective December 31, 2005, Mr. Schenkel retired as President of our Dairy Group. He now serves as a consultant to our Company. From 1959 to December 31, 1999, he served in various capacities at Southern Foods Group (now a part of our Dairy Group), including Chairman of the Board and Chief Executive Officer from 1994 through 1999, and President from 1987 to 1994. He was originally elected to our Board of Directors in connection with our acquisition of Southern Foods Group in January 2000. His term will expire in 2009.

Jim L. Turner
Director since November 1997
Mr. Turner, age 62, currently serves as Principal of JLT Beverages. In June 2005, Mr. Turner retired from Dr Pepper/Seven Up Bottling Group, Inc., where he had served as President and Chief Executive Officer since its formation in 1999. Prior to that, since 1985, he was the Owner/Chairman of the Board and Chief Executive Officer of the Turner Beverage Group, the largest privately owned independent bottler in the United States. Mr. Turner was a member of the Board of Directors of The Morningstar Group Inc. prior to our acquisition of that company in November 1997. Mr. Turner also serves on the Board of Directors of Crown Holdings, Inc., a manufacturer of consumer packaging products, where he serves on the Compensation Committee, and is a member of Baylor University's Board of Regents. His term will expire in 2009.

Who are our independent directors?

Under applicable New York Stock Exchange rules, a director qualifies as "independent" only if the Board of Directors affirmatively determines that he or she has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company). Our Board of Directors conducts an annual assessment of the independence of each member of our Board of Directors, taking into consideration all relationships between our Company and/or our officers, on the one hand, and each director on the other, including the director's commercial, economic, charitable and family relationships, and such other criteria as our Board of Directors may determine from time to time. The guidelines established by our Board of Directors to determine director independence are available on our website at www.deanfoods.com.

In making its independence determinations, the Board considered the following relationships and transactions in addition to those described under "Related Party Transaction Policy" on page 45 of this Proxy Statement. In 2007, our Board determined that the following members of our Board of Directors are "independent," as that term is used in the New York Stock Exchange rules and our Corporate Governance Principles: Lewis Collens, Tom Davis, Stephen Green, Joseph Hardin, Janet Hill, Ron Kirk, John Muse, Hector Nevares and Jim Turner. Mr. Engles, Mr. Bernon and Mr. Schenkel were not determined to be independent directors in 2007. Mr. Engles is currently the Chief Executive Officer of our Company. Mr. Bernon served as President of our Dairy Group until September 1, 2007, and Mr. Schenkel was employed as Vice Chairman of our Company through December 31, 2007.

Mr. Kirk serves on the Board of Directors of Brinker International, Inc. and Mrs. Hill serves on the Boards of Directors of Wendy's International, Inc. and Sprint Nextel Corporation. We sell products to Brinker International, Inc. and Wendy's International, Inc., and we purchase products and services from Sprint Nextel Corporation, all in the ordinary course of our business. In 2007, Wendy's International, Inc. paid approximately $53.3 million and

Brinker International, Inc. paid approximately $9 million for purchases of our products. We paid approximately $1.8 million for products and services purchased from Sprint Nextel Corporation in 2007. In addition, we made employee tuition payments of approximately $60,000 to Duke University. Ms. Hill serves as a trustee of Duke University. These amounts are not material either to us or to the other parties. Our Board of Directors has determined, considering all relevant facts and circumstances, that these relationships are not material and do not impact Mr. Kirk's or Mrs. Hill's status as independent directors, as defined by the rules of the New York Stock Exchange and our Corporate Governance Principles.

What are the responsibilities of our Board of Directors?

Our Board of Directors is responsible for overseeing and interacting with senior management with respect to key aspects of our business, including strategic planning, management development and succession, operating performance, compliance and stockholder returns. It is the responsibility of the Board of Directors to select and evaluate a well-qualified Chief Executive Officer of high integrity, and to approve the appointment of other members of the senior management team. The Board of Directors provides general advice and counsel to our Chief Executive Officer and other senior executives.

All directors are expected to avoid conflicts of interest and to represent the best interests of our stockholders in maintaining and enhancing the success of our business. The Board conducts a self-evaluation annually to ensure that it is functioning effectively.

Members of our Board of Directors are required to regularly attend Board meetings and to attend our Annual Meeting of Stockholders, unless unforeseen circumstances prevent them from doing so. Mr. Muse was unable to attend our 2007 Annual Meeting of Stockholders.

Our Board of Directors meets according to a set schedule and also holds special meetings and acts by unanimous written consent from time to time as appropriate. The Board met eleven times during 2007, including four regular meetings and seven special meetings. In 2007, all directors attended at least 75% of the meetings of the Board of Directors and the Board Committees on which they served.

The Board of Directors has adopted a set of Corporate Governance Principles for our Company, a copy of which is accessible through our corporate website at www.deanfoods.com. You may also receive a printed copy of our Corporate Governance Principles by writing to us at the following address: Dean Foods Company, Attention: Corporate Secretary, 2515 McKinney Avenue, Suite 1200, Dallas, TX 75201.

According to our Corporate Governance Principles, the Lead Director, who must be an independent director, is elected annually by the Board of Directors. The Lead Director: (1) calls all Board meetings; (2) approves the schedule and agenda for all Board meetings; (3) presides at executive sessions of the Board; and (4) acts as a liaison between the non-employee directors and our Chief Executive Officer. The independent directors on our Board meet in executive session at the end of each regularly scheduled Board meeting and following special meetings from time to time. Our Board of Directors has elected Mr. Hardin to serve as our Lead Director.

How much are Board members paid?

Our objectives for non-employee director compensation are to remain competitive with the compensation paid to non-employee directors of comparable companies so that we may attract and retain qualified candidates for Board service and to reinforce our practice of encouraging stock ownership by our directors. For the fiscal year ended December 31, 2007, non-employee directors were entitled to receive the following cash compensation:

- $35,000 annual retainer, payable quarterly in arrears, plus
- $3,000 for each meeting (Board of Directors or Committee) attended in person and $1,000 for each meeting attended by telephone, plus
- $5,000 per year for serving on the Audit Committee or Compensation Committee and $2,000 per year for serving on any other Board Committee, plus

• $10,000 per year for chairing the Audit Committee or Compensation Committee and $4,000 per year for chairing any other Board Committee, plus

• $25,000 per year for serving as Lead Director.

Directors may elect to receive their fees in restricted stock rather than in cash. If a director makes this election, he or she will receive shares with a value equal to 150% of the cash amount owed to him or her, determined as of the last day of the quarter based on the average closing price of our common stock over the last 30 trading days of the quarter. One-third of the restricted shares vest on the grant date; one-third vest on the first anniversary of the grant date; and the final one-third vest on the second anniversary of the grant date. In 2007, Mrs. Hill elected to receive all of her fees in cash, and Mr. Kirk elected to receive one-half of his fees in cash. All other directors elected to receive their fees in shares of restricted stock.

In addition to cash compensation, on June 30th of each year, each non-employee director receives a grant of 7,500 immediately exercisable stock options and 2,550 restricted stock units that vest over a three-year period and which may be accelerated upon the occurrence of certain events, such as a change in control, and in the event of death, disability or retirement for grants under the 2007 Stock Incentive Plan.

The following table summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2007. Pete Schenkel is not included in the table as he was an employee of the Company through December 31, 2007, and received no additional compensation for his services as a director.

Director Compensation Table for Fiscal Year 2007

	Fees Earned or Paid in Cash				
Name	Cash Value($)(1)	Stock Value($)(2)	Stock Awards($)(3)(9)	Option Awards($)(4)(9)	Total($)(5)(6)
Alan J. Bernon(7)	—	8,026	—	—	8,026
Lewis M. Collens	—	50,657	90,967	72,225	213,849
Tom C. Davis	—	52,473	90,967	72,225	215,665
Stephen L. Green	—	73,329	90,967	72,225	236,521
Joseph S. Hardin, Jr.	—	99,975	90,967	72,225	263,167
Janet Hill	70,000	—	90,967	72,225	233,192
Ronald Kirk	32,500	29,327	90,967	72,225	225,019
John S. Llewellyn, Jr.(8)	—	21,648	77,422	—	99,070
John R. Muse	—	41,636	90,967	72,225	204,828
Hector M. Nevares	—	50,839	90,967	72,225	214,031
Jim L. Turner	—	60,298	90,967	72,225	223,490

(1) This column includes the value of fees earned and paid in cash. Directors may elect to receive their earned fees in shares of restricted common stock rather than in cash. If a director makes this election, he or she will receive shares of restricted stock with a value equal to 150% of the cash amount owed to him or her, determined as of the last day of the quarter based on the average closing price of our common stock over the last 30 trading days of the quarter. One-third of the restricted shares vest on the grant date; one-third vest on the first anniversary of the grant date; and the final one-third vest on the second anniversary of the grant date. In 2007, Mrs. Hill elected to receive all of her fees in cash, and Mr. Kirk elected to receive one-half of his fees in cash. All other directors elected to receive their fees in shares of restricted stock.

(2) For directors who elected to receive shares of restricted stock instead of cash for all or part of the fees earned in 2007, the amounts shown in this column include the amounts recognized in 2007 for financial reporting purposes in accordance with FAS 123R "Share Based Payment."

(3) On June 30 of each year, each non-employee director receives a grant of 2,550 restricted stock units that vest over a three-year period, and which may be accelerated upon the occurrence of certain events, such as a change in control, and in the event of death, disability or retirement for grants under the 2007 Stock Incentive Plan. This

column reflects the dollar amount recognized in 2007 for financial reporting purposes for the fair value of stock awards granted in 2007, as well as prior fiscal years, in accordance with FAS 123R "Share Based Payment." The assumptions used in valuing the stock units we granted during 2007 are described under the caption "Restricted Stock Units" in Note 10 to our consolidated financial statements on Form 10-K for the year ended December 31, 2007. The grant date fair value of each grant of restricted stock units awarded in 2007 was $81,268.50, computed in accordance with FAS 123R. Mr. Llewellyn did not receive a grant of restricted stock units in fiscal 2007.

(4) This column reflects the expense recognized in 2007 for financial reporting purposes for the fair value of option awards granted in 2007 in accordance with FAS 123R. The assumptions used in valuing the stock options we granted during 2007 are described under the caption "Stock Options" in Note 10 to our consolidated financial statements on Form 10-K for the year ended December 31, 2007. The grant date fair value of each grant of stock options awarded was $72,225, computed in accordance with FAS 123R, as each grant immediately vests in full on the grant date.

(5) Represents the sum of the numbers shown in the columns to the left.

(6) We pay, or in some cases reimburse, all travel, lodging and meal expenses associated with attending Board meetings, Board Committee meetings and other Company functions. These amounts are not reflected in the table because we do not consider them to be compensation as they are directly and integrally related to the performance of our directors' duties.

(7) Mr. Bernon became eligible to participate in all non-employee director compensation plans for his director service beginning on and after September 1, 2007, in connection with the termination of his employment. His severance payments are described in the Summary Compensation Table on page 32 of this Proxy Statement.

(8) Mr. Llewellyn retired effective May 18, 2007.

(9) The following table shows the aggregate number of outstanding restricted stock awards, restricted stock unit awards, and stock option awards as of December 31, 2007, for each non-employee director serving as such on that date:

Name	Restricted Stock Awards	Restricted Stock Unit Awards	Option Awards
Alan J. Bernon	592	—	899,114
Lewis M. Collens	3,348	6,297	94,803
Tom C. Davis	3,551	6,297	133,960
Stephen L. Green	5,126	6,297	251,431
Joseph S. Hardin, Jr.	7,050	6,297	228,807
Janet Hill	—	6,297	108,413
Ronald Kirk	1,589	6,297	55,646
John R. Muse	2,823	6,297	251,431
Hector M. Nevares	3,762	6,297	251,431
Jim L. Turner	4,192	6,297	147,011

Per our Corporate Governance Principles, our directors are encouraged to own stock of the Company. As a general rule, each director is expected, over time, to own Company stock having a value of at least three times the director's annual retainer paid for service on our Board of Directors.

What are the Committees of our Board of Directors and who serves on those Committees?

Our Board of Directors has established certain committees to assist in the performance of its various functions.

The chart below lists the standing Committees of our Board of Directors and indicates who currently serves on those committees and how many times each Board Committee met during 2007.

Board Member	Audit(2)(3)	Compensation(2)	Executive	Governance(2)	Strategic Planning(4)
Alan J. Bernon					*
Lewis M. Collens	*				
Tom C. Davis	*				
Gregg L. Engles			*(1)		*
Stephen L. Green	*(1)	*	*		*
Joseph S. Hardin, Jr.		*(1)	*	*	*(1)
Janet Hill				*(1)	
Ronald Kirk				*	*
John R. Muse		*			
Hector M. Nevares	*				
Pete Schenkel					
Jim L. Turner		*		*	
Meetings in 2007	8	8	1	4	1

* Committee Member

(1) Committee Chair

(2) Our Board of Directors has determined that all of the members of our Audit, Compensation and Governance Committees are independent as defined under the rules of the New York Stock Exchange and in accordance with our Corporate Governance Principles, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934. All Committee members are appointed by our Board of Directors.

(3) Our Board of Directors has determined that all of the members of the Audit Committee are "audit committee financial experts," as that term is defined by the SEC.

(4) Our Strategic Planning Committee was dissolved during the first quarter of 2008.

What are the responsibilities of our Board Committees?

Audit Committee. The Audit Committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent auditor;
- overseeing the work of our independent auditor for the purpose of preparing or issuing an audit report or related work;
- reviewing and discussing with management and the independent auditor, our annual and quarterly financial statements;
- meeting regularly with members of our management and with our independent auditor outside the presence of management;
- overseeing our internal audit function;
- discussing risk assessment and risk management policies;
- recommending policies regarding the hiring of employees from our independent auditor;
- establishing procedures for the receipt and retention of accounting related complaints and concerns;
- monitoring our compliance with applicable legal and regulatory requirements;

- providing oversight of our policies and practices with respect to corporate social responsibility, including environmentally sustainable solutions, ethics and compliance and the management of reputation risk;
- pre-approving all permitted non-audit services to be performed by our independent auditor; and
- preparing the Audit Committee report required by SEC rules, which is included on page 18 of this Proxy Statement.

The Audit Committee has authority to retain independent legal, accounting or other advisors, at our expense.

The Audit Committee makes regular reports to the Board of Directors and reviews its own performance annually. The Audit Committee is required to meet at least quarterly and operates under a charter. In November of 2007, the Audit Committee amended its charter to include the responsibility to provide oversight of the Company's policies and practices with respect to corporate social responsibility, including environmentally sustainable solutions, ethics and compliance and the management of reputation risk. The revised charter is attached as Appendix A to this Proxy Statement and is also accessible on our corporate website at www.deanfoods.com. Stockholders may also contact our Investor Relations Department at 800.431.9214 to obtain a free copy.

Compensation Committee. The Compensation Committee's responsibilities include:

- reviewing and evaluating the performance of the Chief Executive Officer;
- determining the Chief Executive Officer's compensation;
- reviewing and approving the compensation of our other executive officers and certain other key employees and acting in an advisory role on non-executive employee compensation;
- setting our executive compensation policies and objectives and administering our executive compensation programs;
- overseeing our stock option and stock award plans and making final determinations regarding grants of stock options and other stock-based awards;
- reviewing and discussing annually with management our "Compensation Discussion and Analysis," which begins on page 20 of this Proxy Statement; and
- preparing the Compensation Committee report required by SEC rules, which is included on page 32 of this Proxy Statement.

Additional information regarding the processes and procedures followed by the Compensation Committee in considering and determining executive and director compensation is provided below under the heading "Executive Compensation — Compensation Discussion and Analysis."

The Compensation Committee operates under a charter, a copy of which is accessible on our corporate website at www.deanfoods.com. Stockholders may also contact our Investor Relations Department at 800.431.9214 to obtain a free copy. The Compensation Committee also performs annual self-evaluations.

The Compensation Committee reviews and approves the compensation for our executive officers, including the Chief Executive Officer. Our Chief Executive Officer makes recommendations to the Compensation Committee each year on the appropriate compensation to be paid to our executive officers, excluding himself. The Compensation Committee makes the final determination of the amount of compensation to be awarded to each executive officer, including the Chief Executive Officer, based on the Compensation Committee's determination of how that compensation achieves the objectives of our compensation policies. The Compensation Committee has delegated limited authority to the Chief Executive Officer and two designated Executive Vice Presidents to grant stock options and restricted stock units in connection with the hiring of new employees or the promotion or special recognition of selected employees.

The Compensation Committee meets several times each year to discuss setting individual compensation levels, and it adjusts the initial recommendations based on its assessments of the personal attributes and achievements of the individual officers. The Compensation Committee goes through a similar process in considering and establishing our short-term and long-term incentive plans and other executive benefits. For more information regarding the actions of our Compensation Committee, see the Compensation Discussion and Analysis section of this Proxy Statement.

The Compensation Committee has the authority to retain compensation consultants and other outside advisors to assist in the evaluation of executive officer compensation. The Compensation Committee uses a compensation consultant, Mercer Human Resource Consulting, Inc., to assist in connection with setting compensation. For more information on the Compensation Committee's relationship with Mercer, see "Compensation Methodology — Role of Compensation Consultant" in the Compensation Discussion and Analysis section of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation. The Compensation Committee is comprised entirely of independent directors. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of the Compensation Committee.

Executive Committee. The Executive Committee may act on behalf of the Board of Directors when the Board of Directors is not in session on a limited basis, as to matters specifically delegated to the Executive Committee from time to time. The Executive Committee meets only as needed.

Governance Committee. The purpose of the Governance Committee is to consider, develop and make recommendations to the Board of Directors regarding corporate governance principles generally and the appropriate size, function and operation of the Board and its committees to optimize the effectiveness of the Board. The Governance Committee also performs the functions of a nominating committee. The Governance Committee's responsibilities include:

- establishing the criteria for membership on the Board of Directors;
- reviewing periodically our Corporate Governance Principles;
- reviewing and making recommendations to the Board of Directors with respect to management succession planning and management development;
- considering, recommending and recruiting candidates to fill new or open positions on the Board of Directors;
- reviewing candidates recommended by stockholders;
- conducting the appropriate inquiry into the backgrounds and qualifications of potential candidates;
- recommending director nominees for approval by the Board of Directors and our stockholders;
- considering possible conflicts of interest of Board members and executive officers;
- recommending Board Committee members and director development; and
- reviewing transactions under our Related Party Transactions Policy.

The processes and procedures followed by the Governance Committee in identifying and evaluating director candidates are described below under the heading "What is the process for nominating directors?"

The Governance Committee operates under a charter, a copy of which is accessible on our corporate website at www.deanfoods.com. Stockholders also may contact our Investor Relations Department at 800.431.9214 to obtain a free copy. The Governance Committee also performs annual self-evaluations.

Committee Charters/Form 10-K. In compliance with applicable corporate governance rules of the New York Stock Exchange, the Board has adopted charters for the Audit, Compensation and Governance Committees. These charters and a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC, are available on our Company website at www.deanfoods.com. Stockholders may also contact Investor Relations at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201 or at 800.431.9214 to obtain copies of the committee charters or Form 10-K without charge.

How can I communicate with our Board of Directors?

Should you wish to contact our Lead Director or any of the other members of our Board of Directors on a board-related issue, you may write to him or her in care of our Corporate Secretary at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Relevant communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. Communications that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as:

- business solicitations or advertisements,
- junk mail and mass mailings,
- new product suggestions,
- product complaints,
- product inquiries,
- resumes and other forms of job inquiries,
- spam, and
- surveys.

In addition, material that is threatening, illegal or similarly unsuitable will be excluded. Any communication that is filtered out will be made available to any director upon his or her request.

What is the process for nominating directors?

When searching for or considering a candidate for Board membership (including any candidate who may be recommended by a stockholder), the Governance Committee will require that the candidate have the highest ethical standards, integrity, sound business judgment and a willingness to devote adequate time to Board duties. Our Board of Directors seeks to ensure that the Board includes members with appropriately diverse backgrounds, skills and experience, including financial and other expertise relevant to the business of our Company. The Governance Committee has, as appropriate, retained search firms to assist in identifying qualified director candidates.

Stockholders may recommend individuals to the Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and the number of shares of our common stock beneficially owned by the director nominee to the Governance Committee, c/o Corporate Secretary, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Assuming the appropriate information has been provided on a timely basis, the Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the Board of Directors determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included in the Proxy Statement for the next annual meeting of stockholders.

Stockholders also have the right under our bylaws to directly nominate candidates, without any action or recommendation on the part of the Governance Committee or the Board of Directors. Our bylaws require that the Company be given advance written notice of stockholder nominations for election to the Board of Directors. The Secretary must receive such notice at the address noted above no later than March 1st of any calendar year; provided, however, that in the event that less than 35 days' notice of a meeting called for the election of directors is given to stockholders, the Secretary must receive such notice not later than the close of business on the seventh day following the day on which the notice was mailed, and in the case of a special meeting of stockholders, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

Do we have a Code of Ethics?

We have adopted a Code of Ethics that applies to all of our directors, executive officers and employees, including the Chief Executive Officer, a copy of which is posted on our corporate website at www.deanfoods.com.

Any amendments to or waivers of our Code of Ethics also will be posted on our website. If you would like a copy of our Code of Ethics, please request one by writing or calling our Investor Relations Department at:

Dean Foods Company
Attention: Investor Relations
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201
800.431.9214

Do we have a Lead Director?

Mr. Hardin currently serves as Lead Director. The Lead Director is responsible for calling all meetings of our Board of Directors, approving the schedule and agenda for all meetings of our Board of Directors, and presiding at executive sessions of the Board of Directors. The Lead Director also serves as a liaison between the non-employee directors and our Chief Executive Officer.

Do we have a Corporate Responsibility/Sustainability Officer?

We have appointed a Corporate Responsibility/Sustainability Officer who works to promote business activities that are socially responsible and environmentally sustainable. He also oversees our ethics and compliance program. He provides reports to the Audit Committee on the program's effectiveness and works closely with various compliance functions to provide coordination and sharing of best practices across our Company.

Do we have a Disclosure Committee?

We have established a Disclosure Committee composed of members of management to assist in fulfilling our obligations to maintain effective disclosure controls and procedures, and to coordinate and oversee the process of preparing our securities filings with the SEC.

Who is our Independent Auditor?

Deloitte & Touche LLP has served as independent auditor for the Company since its formation. Deloitte & Touche periodically changes the personnel who work on the audit. In addition to performing the audit of the Company's consolidated financial statements, Deloitte & Touche also provides various other services to the Company. All of the services provided for the Company by Deloitte & Touche in 2007 were approved by the Audit Committee. The aggregate fees and reimbursable expenses billed to the Company and its subsidiaries by Deloitte & Touche for 2007 and 2006 were:

	2007	2006
Audit Fees(1)	$6,741,000	$6,281,000
Audit-Related Fees(2)	2,345,000	3,082,000
Tax Fees(3)	831,000	463,000
All Other Fees(4)	—	101,000
Total	$9,917,000	$9,927,000

(1) "Audit Fees" includes fees and expenses billed for the audit of the Company's annual financial statements and review of financial statements included in the Company's quarterly reports on Form 10-Q, and services provided in connection with statutory and regulatory filings. Audit Fees also include the audit of the Company's internal controls.

(2) "Audit-Related Fees" includes fees billed for services that are related to the performance of the audit or review of the Company's financial statements (which are not reported above under the caption "Audit Fees"), such as fees for accounting due diligence on acquisitions and divestitures.

(3) "Tax Fees" includes fees billed for services that are related to tax compliance, our special dividend, and the adoption of Financial Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109."

(4) "All Other Fees" in 2006 included a license fee for certain tax preparation software.

The Audit Committee has also recommended ratification of its engagement of Deloitte & Touche as the Company's independent auditor for 2008.

The Audit Committee has sole authority to engage and determine the compensation of the Company's independent auditor. The Audit Committee's pre-approval is required for any engagement of Deloitte & Touche, and the Audit Committee has established the following pre-approval policies and procedures. Annually, the Audit Committee pre-approves services to be provided by Deloitte & Touche. The Audit Committee also considers the engagement of Deloitte & Touche for the provision of other services during the year. In addition to conducting the Company's 2008 audit, the Audit Committee has pre-authorized Deloitte & Touche to provide services to the Company in connection with the following types of audit-related and tax matters:

Audit-Related Engagements

- Audit of the combined financial statements of our Dairy Group segment or any other subsidiary;
- Ordinary course accounting consultations; and
- Due diligence services related to potential acquisitions and divestitures of businesses.

Tax Engagements

- U.S. federal, state and local tax compliance advice;
- International tax compliance advice;
- Review of federal, state, local and international income, franchise and other tax returns;
- Advice on tax audits; and
- Tax structuring and related advice in connection with potential acquisitions, divestitures and restructurings.

The pre-approval described above will expire in the first quarter of 2009. In the event a matter of a type listed above arises before the first quarter of 2009, the Audit Committee has authorized management, if necessary, to negotiate, for the Audit Committee's approval and execution, an engagement agreement related to that matter. For each such matter, management is required to provide the Audit Committee, at its next regularly scheduled meeting, with detailed documentation about the services provided or to be provided. Any service that management requests Deloitte & Touche to provide that is of a type that has not been pre-approved must be considered at a meeting of the Audit Committee before the service is provided. In determining whether to approve the engagement of Deloitte & Touche, the Audit Committee considers whether such service is consistent with Deloitte & Touche's independence. The Audit Committee also considers the amount of audit and audit-related fees in comparison to all other fees paid to Deloitte & Touche and the Audit Committee reviews such comparisons regularly.

Representatives of Deloitte & Touche will be present at the annual meeting to make a statement, if they choose, and to answer any questions you have.

Audit Committee Report

We have met with representatives of Deloitte & Touche and Company management to review and discuss the Company's audited consolidated financial statements for the year ended December 31, 2007, and the assessment of the Company's internal control over financial reporting. We have discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. We discussed with the Company's Chief Audit Executive and with Deloitte & Touche the overall scope and plans for their respective audits. We met with the Chief Audit Executive and with Deloitte & Touche, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the

Company's financial reporting. We also regularly review and discuss the Company's activities with respect to risk assessment and risk management, and receive regular reports regarding the Company's compliance program.

We regularly discuss with Deloitte & Touche, and they have provided written disclosures to us, regarding (1) the matters required to be communicated under generally accepted auditing standards (Standard No. 61, as amended, Communication with Audit Committees), and (2) Deloitte & Touche's independence, as required by the Independence Standards Board (Standard No. 1, Independence Discussions with Audit Committees).

We have considered whether the services performed by Deloitte & Touche, other than audit services or services related to the audit, are compatible with maintaining the independence of Deloitte & Touche, and we have concluded that they are. Based on our reviews and discussions with management and Deloitte & Touche, as described above, we recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

This report is presented by:
The members of the Audit Committee
Stephen L. Green (Chairman)
Lewis M. Collens
Tom C. Davis
Hector M. Nevares

Who are our executive officers?

The term "executive officer" is defined by applicable securities law as the company's president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the public company. According to that definition, our Board of Directors has determined that at the end of 2007 our "executive officers" were:

Gregg L. Engles — *Chairman of the Board and Chief Executive Officer*
See Mr. Engles' biography on page 8.

Jack F. Callahan, Jr. — *Executive Vice President and Chief Financial Officer*
Mr. Callahan, age 49, joined us in May 2006 as Executive Vice President and Chief Financial Officer. Prior to joining us, from 1996 to 2006 he held a number of positions at PepsiCo, Inc. including Senior Vice President of Corporate Strategy and Development for PepsiCo and Chief Financial Officer for Frito Lay International. Before joining PepsiCo, he held various positions at General Electric Company and McKinsey & Company.

Joseph E. Scalzo — *President and Chief Executive Officer, WhiteWave Foods Company and Morningstar Foods*
Mr. Scalzo, age 49, joined us in October 2005 as President and Chief Executive Officer of our WhiteWave Foods Company subsidiary. He was promoted to President and Chief Executive Officer of WhiteWave Foods Company and Morningstar Foods in February 2008. Prior to joining us, he was employed by The Gillette Company from 2001 to October 2005, serving most recently as Group President, Personal Care and Global Value Chain. Prior to joining The Gillette Company, Mr. Scalzo served in various capacities at the Coca-Cola Company from 1997 to 2001, including Senior Vice President and Chief Marketing Officer of The Minute Maid Company. He began his career at Procter & Gamble in 1985 where he held various leadership positions. Mr. Scalzo also serves on the Board of Directors of HNI Corporation, a leading office furniture and wood burning fireplace manufacturer, where he serves on the Audit Committee.

Michelle P. Goolsby — *Executive Vice President, Development, Sustainability and Corporate Affairs*
Ms. Goolsby, age 50, joined us in July 1998 as Executive Vice President, General Counsel and Corporate Secretary. In August 1999, she assumed the additional role of Chief Administrative Officer. In January of 2008, she was named Executive Vice President, Development, Sustainability and Corporate Affairs. From September 1988 until July 1998, Ms. Goolsby held various positions with the law firm of Winstead Sechrest & Minick. Prior to joining Winstead Sechrest & Minick, she held various positions with Trammel Crow Company.

Gregg A. Tanner — *Executive Vice President and Chief Supply Chain Officer*
Mr. Tanner, age 51, joined us in November 2007 as Executive Vice President and Chief Supply Chain Officer. Prior to joining us, Mr. Tanner spent the last year and a half at The Hershey Company where he was Senior Vice President, Global Operations. Before joining Hershey, Mr. Tanner was Senior Vice President, Retail Supply Chain at ConAgra Foods, Inc., where he directed the supply chain for retail products. Previously, Mr. Tanner held various positions at the Quaker Oats Company and Ralston Purina Company. Mr. Tanner also serves on the Board of Directors of The Boston Beer Company, Inc., where he serves on the Audit Committee.

Paul T. Moskowitz — *Executive Vice President, Human Resources*
Mr. Moskowitz, age 43, joined us in June 2007 as Executive Vice President, Human Resources. Prior to joining us, Mr. Moskowitz served as Chief People Officer of Pizza Hut, a division of Yum! Brands. Previously, Mr. Moskowitz directed the Human Resources activities for all of Pizza Hut's field operations, and led the organization's training function. Prior to joining Pizza Hut, Mr. Moskowitz served in various Human Resources roles, including senior positions with Brinker International, Inc. and Darden Restaurants, Inc.

How is the compensation of our Named Executive Officers determined?

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is intended to provide investors with an understanding of our compensation policies and practices with respect to our Chief Executive Officer, Chief Financial Officer, our three other most highly compensated executive officers, and our former Dairy Group President. These individuals, referred to as Named Executive Officers or NEOs, are identified below:

- Gregg L. Engles, Chairman of the Board and Chief Executive Officer
- Jack F. Callahan, Jr., Executive Vice President and Chief Financial Officer
- Joseph E. Scalzo, President and Chief Executive Officer, WhiteWave Foods Company and Morningstar Foods
- Michelle P. Goolsby, Executive Vice President, Development, Sustainability and Corporate Affairs
- Gregg A. Tanner, Executive Vice President and Chief Supply Chain Officer
- Alan J. Bernon, former Dairy Group President

Mr. Bernon left his position as President of the Company's Dairy Group effective September 1, 2007; however, he remains a member of our Board of Directors. Mr. Bernon is included as an NEO because, but for the fact that he was not an executive officer of the Company at the end of the fiscal year, Mr. Bernon would have been one of the three other executive officers who were most highly compensated in fiscal 2007.

We will discuss and analyze the following topics in this Compensation Discussion and Analysis:

- Executive Compensation Objectives and Policies
- Comparison Group for Executive Compensation Purposes
- Elements of Compensation
- Agreements with Named Executive Officers
- Compensation Methodology
    - Role of Compensation Consultant
    - Compensation of the Chief Executive Officer
    - Role of Chief Executive Officer in Compensation of Other Executive Officers
- Compensation Mix
- Annual Cash Compensation

- Base Salary
- Short-Term Incentive Compensation

- Long-Term Equity Incentive Compensation
- Timing of Long-Term Equity Grants
- Deferred Compensation Plan and Supplemental Employee Retirement Plan
- Other Compensation
- Severance and Change in Control Benefits
- Tax Deductibility Policy

To further illustrate these concepts, we have included charts and tables where we believe appropriate to enhance our stockholders' understanding of the compensation of our Named Executive Officers. These tables and charts are meant to be in addition to, and not an alternative to, the charts and tables provided under the heading "How much are our Named Executive Officers paid?" on page 32 of this Proxy Statement.

Executive Compensation Objectives and Policies

Our Compensation Committee is responsible for establishing and administering our policies governing the compensation of our senior executives, including our Named Executive Officers. For a description of the Compensation Committee's charter and additional information regarding the processes and procedures it follows in determining executive compensation, see "Other Information — What are the responsibilities of our Board Committees?" The Compensation Committee is composed entirely of independent directors. In accordance with its charter, the Compensation Committee has adopted executive compensation policies that are designed to achieve the following four objectives:

- Attract and retain top talent;
- Motivate and reward the performance of officers in support of achievement of the Company's strategic, financial and operating performance objectives;
- Ensure that our total compensation package is competitive in comparison to our peers, and that the programs are consistent with the highest standards of good corporate governance and best practices within our industry; and
- Align our executives' interests with the long-term interests of our stockholders through awards of stock options and restricted stock units.

Comparison Group for Executive Compensation Purposes

In order to ensure that we are able to attract and retain the highest caliber management, we analyze our total compensation to ensure that it is comparable to that offered by competitors for the Company's management talent. Specifically for 2007, we considered the following companies, which we will refer to in this Proxy Statement as the Comparison Group:

- Archer-Daniels-Midland Company
- Campbell Soup Company
- The Clorox Company
- Coca-Cola Enterprises Inc.
- Colgate-Palmolive Company
- ConAgra Foods, Inc.
- Cott Corporation
- Del Monte Foods Company
- General Mills, Inc.
- H.J. Heinz Company
- The Hershey Company
- Hormel Foods Corporation
- The J.M. Smucker Company
- Kellogg Company
- Kimberly-Clark Corporation
- Kraft Foods Inc.
- McCormick & Co., Incorporated
- The Pepsi Bottling Group, Inc.
- The Procter & Gamble Company
- Sara Lee Corporation
- Smithfield Foods, Inc.
- Tyson Foods, Inc.
- Wm. Wrigley Jr. Company

The Comparison Group was selected based on analysis conducted by Mercer, with the approval of the Compensation Committee. The Compensation Committee believes this is the appropriate Comparison Group because it consists of consumer packaged goods companies against whom we compete for executive talent. The Comparison Group is reviewed at least annually by the Compensation Committee with input from its outside compensation consultant.

Elements of Compensation

The Company's executive compensation program is composed of the following elements:

- Base salary;
- Annual cash incentives, which we will refer to as short-term incentive compensation;
- Long-term incentives, which for the Named Executive Officers and other senior executives consist of stock options and restricted stock units;
- Our Executive Deferred Compensation Plan and Supplemental Executive Retirement Plan; and
- Other Perquisites.

The Company does not maintain an ERISA qualified defined benefit pension plan for the Chief Executive Officer or for any of the other Named Executive Officers.

Agreements with Named Executive Officers

In general, we enter into letter agreements with our executive officers that govern his or her terms of employment. Such employment agreements generally state the executive's base salary, signing bonus, if any, annual short-term incentive compensation opportunity, long-term incentive awards to be granted upon hire or in the future, if applicable, and any other benefits, such as relocation benefits, COBRA reimbursement, and eligibility for the Dean Foods Executive Severance Pay Plan. Neither Mr. Engles nor Ms. Goolsby has such an agreement with the Company.

Compensation Methodology

In order to ensure that management's interests are aligned with those of stockholders and to motivate and reward individual initiative and effort, we emphasize a pay for performance compensation program so that attainment of Company, business unit and individual performance goals are rewarded. Through the use of performance-based plans that emphasize attainment of Company and/or business unit goals, we seek to foster an attitude of teamwork, and the use of tools such as equity ownership is important to ensure that the efforts of management are consistent with the objectives of our stakeholders.

Role of Compensation Consultant. The Compensation Committee has engaged Mercer Human Resource Consulting, Inc. as its outside compensation consultant. The Compensation Committee relies on the compensation consultant to collect and analyze market compensation data. In addition, the compensation consultant assists the Compensation Committee in validating the Company's performance relative to the awards made under our long-term incentive plans. The Compensation Committee works with the compensation consultant to ensure that position descriptions are appropriately comparable between our Company and those companies in our Comparison Group and to properly adjust the raw data so that it is appropriate for a company of our size. Using this data, the compensation consultant makes preliminary compensation recommendations based on our Compensation Committee's compensation philosophy.

The compensation consultant was retained by the Compensation Committee and reports directly to the Compensation Committee chairman. Although the Compensation Committee approves the scope of the consultant's work and its fees, the consultant works with management as well to ensure that the consultant's advice and recommendations reinforce the Company's business strategy and are consistent with the Company's pay for performance philosophy.

Examples of services provided to the Compensation Committee by the compensation consultant include, but are not limited to, the following:

- participation in Compensation Committee meetings as advisor to the Committee;
- market assessments of executive total compensation;
- consultations on the design of annual and long-term incentive plans;
- periodic updates on market trends;
- quarterly and/or monthly calculations of Total Stockholder Return performance for long-term incentive plan compensation purposes;
- assessment of Board of Director compensation; and
- preparation of tally sheets for executive compensation.

Mercer provides advice and assistance to the Company in several areas outside of executive compensation, including the following: retirement consulting, which includes actuarial valuations; consulting on multi-employer plans and bargaining agreements, plan consolidations and government forms; defined benefit outsourcing; internal job grading and benchmarking for non-executive employees; health and benefit outsourcing and consulting; and compensation software. Mercer operates its compensation practice as a separate business unit from its other services, and we have been advised that the compensation of its compensation consultants is based solely on the fees generated by the executive compensation practice. The Compensation Committee has reviewed the other services provided to the Company by Mercer and has determined that Mercer's executive compensation consultants are sufficiently objective to provide executive compensation services to the Compensation Committee. In addition, the Compensation Committee adopted the following policy with respect to the compensation consultant:

- The engagement letter with the Compensation Committee's compensation consultant is executed by the compensation consultant and the Chair of the Compensation Committee.
- The executive compensation services provided by the compensation consultant are approved by the Compensation Committee.
- At least biannually, the Compensation Committee reviews all other support services provided by the compensation consultant or its affiliates to the Company.

To determine the 2007 compensation for our Named Executive Officers, the Compensation Committee directed Mercer to provide it with a compilation of base salary, short-term incentive compensation and long-term incentive compensation for senior executives with similar responsibilities, including positions within business groups, within the companies in the Comparison Group. The Compensation Committee also directed Mercer to rank our executive officers' compensation by percentile as compared to those senior executives in the Comparison Group for base salary, short-term incentive compensation and long-term incentive compensation. The Compensation Committee used these rankings as a component in determining base salary, annual short-term incentive compensation and long-term incentive awards for the Named Executive Officers and other senior executives, in addition to the consideration of the achievement of performance targets and the subjective evaluation of such officer's overall performance and contribution to the Company's results as will be discussed in more detail below. In addition to the Comparison Group, the Compensation Committee may also consider general industry data where such additional information may be helpful.

The Compensation Committee met throughout 2007 with Mercer, members of the management team and independently to keep apprised of compensation metrics with respect to the executive officers and other senior officers of the Company. In February 2007, the Compensation Committee met to approve short-term incentive payouts for fiscal 2006, to approve the long-term incentive grants for 2007 and to review the short-term incentive compensation plan for 2007. In April and May, the Compensation Committee met to further discuss and approve the short-term incentive compensation plan, and receive updates on performance to date compared to targets set forth in the plan. In August, the Compensation Committee met with Mercer to review market trends in executive compensation. In October, the Compensation Committee met with Mercer to review data comparing total stockholder return of the Company to that of the Comparison Group. In November, the Compensation Committee met to compare the Company's preliminary performance overall and by business unit, and to review preliminary recommendations with respect to compensation. In January 2008, the Compensation Committee met to approve the long-term incentive grants. In February 2008, the Compensation Committee met to review and approve short-term incentive compensation payouts for the Named Executive Officers, which were paid in February of 2008. The Compensation Committee strives to keep an ongoing dialogue with management and its compensation consultant throughout the year with respect to executive compensation issues.

Compensation of the Chief Executive Officer. At the beginning of each year, the Compensation Committee establishes specific objectives for the Chief Executive Officer for the upcoming year. In December of each year, the Chief Executive Officer completes a self evaluation in which he evaluates his performance against these goals. In addition, the Compensation Committee, along with the Chair of the Governance Committee, meets to review the Chief Executive Officer's goals and to review his self evaluation. In January of the following year, the Compensation Committee and Governance Committee Chair prepare a draft Chief Executive Officer assessment and distribute the assessment to the full Board of Directors for further input and comments. In February, the Compensation Committee considers the results of this assessment in determining the Chief Executive Officer's short-term incentive payout percentage. In March, the Chief Executive Officer assessment is finalized and communicated to the Chief Executive Officer. The objectives that were established for the Chief Executive Officer for 2007 are discussed below under the heading "Annual Cash Compensation — Short-Term Incentive Compensation."

When considering Mr. Engles' compensation, the Compensation Committee compares base salary, short-term incentive compensation, long-term incentive compensation and total compensation to that of each Chief Executive Officer in the Comparison Group. The Compensation Committee then uses this information to set Mr. Engles' compensation using the measures described below under "Annual Cash Compensation — Base Salary" and "Short-Term Incentive Compensation," and "Long-Term Equity Incentive Compensation." Mr. Engles' target total annual compensation is at or near the 65th percentile of total compensation for chief executive officers of companies included in the Comparison Group.

The difference between Mr. Engles' compensation and the other Named Executive Officers reflects the significant difference in their responsibilities. In general, the Chief Executive Officer's compensation is much higher than that of other executive officers of public companies. The Chief Executive Officer is directly responsible for driving the strategy of the Company, and for ensuring that the strategy is fully executed across the Company, which encompasses all business units and functions across the Company. In addition, the Chief Executive Officer is directly responsible for selecting, retaining and coaching the executive team that will execute corporate strategy.

Role of Chief Executive Officer in Compensation of Other Executive Officers. A similar process of setting objectives and reviewing performance against these objectives is used by the Chief Executive Officer for each member of his leadership team, which includes the other Named Executive Officers. At the beginning of the year, the Compensation Committee, with input from the Chief Executive Officer, establishes specific objectives for each executive officer, which are tracked throughout the year by the Compensation Committee. In December of each year, each executive officer completes a self evaluation and submits it to the Chief Executive Officer. The Chief Executive Officer then meets with each executive officer to review that officer's self evaluation and to assess that officer's performance. In February of the following year, the executive officers' assessments and the Chief Executive Officer's recommended pay-out percentages for short-term incentive compensation are presented to the Compensation Committee for further input and comments. Mr. Engles based his 2007 compensation recommendations on the same Comparison Group market data reviewed by the Compensation Committee and his subjective review of each executive officer's overall performance and contribution to the Company. While the Compensation Committee considers the recommendations of the Chief Executive Officer with respect to these elements of compensation, the Compensation Committee independently evaluates the recommendations and makes all final compensation decisions.

Compensation Mix

Because of the ability of executive officers to directly influence the overall performance of the Company, and consistent with our philosophy of linking pay to performance, it is our goal to allocate a significant portion of compensation paid to our executive officers to performance-based, short- and long-term incentive programs. In addition, as an employee's responsibility and ability to affect the financial results of the Company increases, base salary becomes a relatively smaller component of total compensation and long-term, equity-based compensation becomes a larger component of total compensation. For 2007, our Named Executive Officers received a payout of only a portion of their target short-term incentive compensation due to the Company's financial performance. As a result, for 2007, each Named Executive Officer's base salary and long-term incentive compensation represented a larger percentage of their total annual compensation than in previous years. See the Summary Compensation and Grants of Plan-Based Awards tables on pages 32 and 34 of this Proxy Statement.

Annual Cash Compensation

Base Salary. The base salary component of our compensation program is intended to compensate our senior executives for their job responsibilities and the executive's level of experience and allows us to attract and retain top talent, consistent with our objectives. It is our practice to set the base salary levels at approximately the 60th percentile of the Comparison Group and the overall general industry, adjusted to reflect each executive's individual performance and contributions. In some cases, when an executive is recruited from another company, the base salary may exceed the levels indicated, which may be necessary in order to attract the executive.

Base salaries are reviewed annually by the Compensation Committee. Adjustments are made based on changes in the Comparison Group and on the performance of the executive, considering recommendations from the Chief Executive Officer for all executives except himself. The Compensation Committee separately reviews the performance of the Chief Executive Officer, as described above, and makes adjustments as warranted.

The table below discloses base salary for each NEO in fiscal years 2006 and 2007.

NEO	Fiscal Year 2006 Salary	Fiscal Year 2007 Salary
Gregg L. Engles	$1,200,000	$1,275,000
Jack F. Callahan, Jr.	460,000(1)	480,000
Joseph E. Scalzo	620,000	660,000
Michelle P. Goolsby	515,000	535,000
Gregg A. Tanner	N/A	525,000(2)
Alan J. Bernon	620,000	660,000

(1) Represents Mr. Callahan's annualized 2006 base salary. Mr. Callahan joined us in May of 2006.

(2) Represents Mr. Tanner's annualized 2007 base salary. Mr. Tanner joined us in November of 2007.

The merit increases were reviewed by the Compensation Committee in November and approved in December of 2006 and became effective January 1, 2007. Changes were made based largely on increases to the base salary of our Comparison Group, as well as individual performance of each of the NEOs.

Short-Term Incentive Compensation. Short-term incentive compensation is designed to motivate our senior executives to achieve annual financial and other goals based on the strategic, financial and operating performance objectives of the Company. In conjunction with our review of the strategic and operating plans of the Company, we establish target short-term incentive pay-out levels for each executive tied to the Company's performance, the performance of particular operating units over which an executive has control and on individual goals, or some combination thereof. It is our practice to set target bonus levels between the median and the 75th percentile of the Comparison Group.

For 2007, cash incentive payments were based on the 2007 Short-Term Incentive Compensation Plan approved by our Board of Directors. Our program places significant weight on the achievement of financial objectives. For 2007, we used achievement and growth in earnings per share for positions in our corporate office, a combination of achievement and growth in earnings per share and in operating income for our Dairy Group segment and achievement and growth in operating income of the Company and operating income and net sales for our WhiteWave segment as the key financial metrics, as we believe sustained performance in these areas is consistent with the expectations of our stockholders. The individual objectives for the Chief Executive Officer were set by the Compensation Committee, and for the executive officers by the Chief Executive Officer with review and input by the Compensation Committee.

Pursuant to our 2007 Short-Term Incentive Compensation Plan, the target cash incentive for our corporate executives consisted of two components: the Company's performance against an adjusted earnings per share (EPS) target of $1.72 per share, and the individual participant's performance against his or her individual objectives. Adjusted EPS consists of diluted net income per share, adjusted to eliminate the net gain or net expense from certain non-recurring items, consistent with the disclosures provided in our earnings releases. Each corporate executive was eligible for a maximum 200% payout on the adjusted EPS portion of the cash incentive if the Company attained an adjusted EPS of $1.81. Each corporate executive was eligible for a 20% payout of the adjusted EPS portion of the cash incentive if the Company attained an adjusted EPS of $1.65, or 96% of the target. If the Company attained an adjusted EPS of less than $1.65, corporate executives were not eligible for any payout of the adjusted EPS portion of the cash incentive. In addition, each corporate executive was eligible for a 120% payout on the individual objective portion of the cash incentive if the individual objectives were exceeded, which could have been multiplied by up to 200% had the adjusted EPS target been exceeded as described above.

For 2007, Mr. Engles' individual objectives included performance in the following categories: development and execution of the Company's strategic plan; certain organizational development initiatives; maintaining credibility with the investment community; development of the Company's senior management; and leadership in establishing and maintaining a culture of compliance, ethical behavior and social responsibility throughout the Company.

Mr. Callahan's individual objectives included performance in the following categories: the achievement of certain business and strategic objectives; and continuing progress in infrastructure initiatives.

Mr. Scalzo's short-term cash incentive was subject to the criteria applicable to the senior leadership of our WhiteWave segment, including performance in the following categories: the achievement of financial goals of the WhiteWave segment of $1,370.9 million in net sales and $132.7 million in operating income for fiscal 2007; the achievement of $675.8 million of the Company's overall operating income, adjusted to eliminate the net gain or net expense from certain non-recurring items, consistent with the disclosures provided in our earnings releases; and individual objectives. The individual objective payout percentages for WhiteWave could have been increased or decreased based on WhiteWave's financial performance. Mr. Scalzo's individual objectives included the achievement of certain business and strategic objectives, and building engagement, process and functional capabilities.

Ms. Goolsby's individual objectives included performance in the following categories: corporate governance and compliance matters; organizational development; and the facilitation and support of other strategic initiatives.

Mr. Tanner joined us in November of 2007. Pursuant to his offer letter executed in connection with his employment, which was attached as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended September 30, 2007, Mr. Tanner was guaranteed a bonus of the greater of 100% of his target cash incentive for 2007 or the actual calculated amount, prorated based on the number of months he worked in 2007.

Pursuant to the Separation and Release Agreement between Mr. Bernon and the Company, which was attached as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2007, Mr. Bernon received a bonus representing the individual objective component of his target bonus, prorated for eight months. His compensation is discussed further under the heading "Do we have agreements with our Named Executive Officers? — Separation and Release Agreement with Alan J. Bernon" on page 39 of this Proxy Statement.

The following table provides, for each Named Executive Officer serving as such at the end of the fiscal year, each element of cash incentive payment and the relative weight assigned to each of the elements described above:

	Company Performance(1)	Business Unit Performance	Individual Objective Performance	Total
Gregg L. Engles	80%	—	20%	100%
Jack F. Callahan, Jr.	70%	—	30%	100%
Joe E. Scalzo	20%(2)	50%(3)	30%	100%
Michelle P. Goolsby	70%	—	30%	100%
Gregg A. Tanner	70%	—	30%	100%

(1) Consists of adjusted EPS of $1.72 for all Named Executive Officers except Mr. Scalzo.

(2) Consists of the Company's consolidated operating income.

(3) Consists of 25% WhiteWave net sales and 25% WhiteWave operating income.

In February 2008, the Compensation Committee assessed performance against the financial goals for corporate performance and business unit performance established at the beginning of 2007. The results of this assessment are set forth in the table below. In addition, the Compensation Committee assessed performance against the strategic performance goals that comprised the individual objective portion of the Named Executive Officers' goals. With respect to these goals, the Committee determined that most were successfully achieved or exceeded, based on the Named Executive Officers' leadership and execution of organizational objectives that furthered the Company's long-term strategic plans. On balance, the Committee determined that the payout percentage for the individual objective portion of the goals should be at target for each of the Named Executive Officer's respective individual objective percentage.

The chart below shows the eligible short-term cash incentive percentage payout possible based on our fiscal 2007 results, for each Named Executive Officer serving as such at the end of the fiscal year, for each of the stated elements of annual cash incentive for Mr. Engles (Corporate — CEO), Ms. Goolsby, Mr. Callahan and Mr. Tanner (Corporate — Non CEO), and Mr. Scalzo (WhiteWave):

	Company Performance	Business Unit Performance	Individual Objective Performance	Total Eligible Payout
Corporate – CEO	0%(1)(4)	N/A	20%	20%
Corporate – Non CEO	0%(1)(4)	N/A	30%	30%
WhiteWave	0%(2)(4)	25%(3)	30%	55%

(1) On an adjusted basis, the Company's diluted EPS was $1.20. For the full year ended December 31, 2007, the adjusted EPS differs from the Company's EPS under GAAP of $0.95 as set forth in footnote (4) to this table.

(2) The Company reported consolidated adjusted operating income of $589.7 million. For the full year ended December 31, 2007, the consolidated adjusted operating income differs from the Company's operating income under GAAP of $553.6 million as set forth in footnote (4) to this table.

(3) For fiscal 2007, our WhiteWave segment reported net sales of $1,372.5 million and operating income of $118.4 million.

(4) For the year ended December 31, 2007, the adjusted results reported above differ from the Company's results under GAAP by excluding the following facility closing, reorganization, and other nonrecurring charges:

- $36.1 million charge ($22.0 million net of income tax) related to the realignment of our Dairy Group's finance and accounting organization, the Dairy Group's management realignment, workforce reduction activities in the Dairy Group's operations, and previously announced facility closings, as well as the sale of our tofu business; and
- $19.8 million charge ($12.0 million net of income tax) related to non-recurring special dividend costs, including the write-off of finance costs resulting from the completion of our new senior credit facility.

The table below shows the short-term incentive compensation payout opportunities for fiscal year 2007 and the actual payouts for the Named Executive Officers serving as such at the end of the fiscal year:

Named Executive Officer	Annual Incentive Plan Target As % of Salary	Annual Incentive Plan Target	Annual Incentive Plan Maximum: Corporate/ Business Unit Objectives	Annual Incentive Plan Maximum: Individual Objectives(1)	Annual Incentive Plan Maximum: Total Maximum Payout	FY07 Annual Incentive Award As a % of Target	FY07 Actual Annual Incentive Award
Gregg L. Engles	120%	$1,530,000	$2,448,000	$734,400	$3,182,400	20%	$306,000
Jack F. Callahan, Jr.	70%	336,000	470,400	241,920	712,320	30%	100,800
Joe E. Scalzo	80%	528,000	739,200	316,800	1,056,000	55%	290,400
Michelle P. Goolsby	70%	374,500	524,300	269,640	793,940	30%	112,350
Gregg A. Tanner	70%	61,250(2)	85,750(2)	44,100(2)	129,850(2)	100%	61,250

(1) Calculated at 120% of each executive officer's individual objective portion, except for Mr. Scalzo, who was eligible for 100% of his individual objective portion, multiplied by 200%, the maximum award based on corporate or business unit performance.

(2) Calculated based on Mr. Tanner's prorated salary for two months of 2007. Mr. Tanner received 100% of his target bonus pursuant to his employment agreement.

The incentive payments were paid to the Named Executive Officers in February 2008 and are included in the Summary Compensation Table.

Long-Term Equity Incentive Compensation

We believe that a significant portion of each senior executive's compensation should be dependent on long-term value created for our stockholders. Our current program is designed to align the results achieved for stockholders with the rewards provided to our senior executives. Each year we compare our total stockholder return

("TSR") for the previous three years, which combines share price appreciation and dividends paid to show the total return to one stockholder over that period of time, to that of our Comparison Group. The value of the long-term incentive awards provided is based primarily on the results of this comparison. If our performance is at the 75th percentile or above, the awards are made at the 75th percentile of those provided to similar positions in the Comparison Group. If our performance is at the 25th percentile or below, the awards are made at levels equivalent to the 25th percentile within our Comparison Group. For results between the 25th and 75th percentiles, the value of the awards made is consistent with the level of performance within the Comparison Group. The value of the awards may be adjusted up or down by the Compensation Committee depending upon the performance of the individual executive officer; however, for awards granted in fiscal 2007, no material adjustments were made.

Our awards are currently provided in the form of stock options and restricted stock units, referred to as RSUs. Each award is weighted equally between stock options and RSUs with respect to dollar valuation, using the Black-Scholes valuation model for the stock options and the fair market value as of the determination date, discounted for the vesting period to reflect potential forfeiture risk, for the RSUs.

Stock options are used to motivate and reward our senior executives relative to value created for stockholders. RSUs are used to provide an ongoing retention element and a continuing link to stockholder value. In general, stock options vest over three years and RSUs vest over five years in equal portions following the grant. The vesting of RSUs may be accelerated to 30 months following the date of grant if certain share price targets are reached over a certain period of time, which for the outstanding grants is approximately 150% of our stock price on the date of grant. The Compensation Committee annually reviews both market practices and trends, and the availability of shares and units in our incentive program, in determining the mix of awards.

On April 2, 2007, we paid a special dividend of $15 to each stockholder of record on March 27, 2007. As a result, the amount of outstanding unvested RSUs and the amount and exercise prices of our outstanding unexercised stock options were adjusted in accordance with our stock option plan to reflect the adjustment in market value of our common stock as a result of the dividend. Such adjustments were made pro rata to all plan participants who had outstanding RSUs or stock options, including our NEOs.

Through November 30 of 2006, our three-year TSR was at the 90th percentile relative to the Comparison Group. As such, our long-term incentive awards, which were granted in February 2007, were set at the 75th percentile. For details regarding stock options and RSUs granted to the NEOs in fiscal 2007, see the table entitled "Grants of Plan-Based Awards During Fiscal Year 2007" in this Proxy Statement.

Timing of Long-Term Equity Grants

Our policies and stock option plans require that stock options have an exercise price equal to the closing price of the Company's stock on the date of grant. In 2007, as required by our policy at the time, we granted long-term incentive compensation on February 12, 2007. Beginning in 2008, our policies require that annual stock option and RSU grants to senior executives and other employees be made by the Compensation Committee at a meeting held on January 15 of each year, or the next succeeding business day if January 15 is not a business day. The Compensation Committee has the ability to postpone the annual grant date if circumstances warrant such postponement.

Our Chief Executive Officer and two designated Executive Vice Presidents have limited authority to grant stock options and restricted stock units in connection with the hiring of new employees or the promotion or special recognition of selected employees. These recruiting and recognition grants may not exceed 400,000 shares in total annually and may not be made to any executive officer of the Company. In addition, no individual grant may exceed 50,000 shares without the Compensation Committee's approval. These recruiting and recognition grants are made on the first business day of each month for all employees selected for awards in the preceding month or whose employment began during the preceding month.

Deferred Compensation Plan and Supplemental Employee Retirement Plan

Employees of the Company with a base compensation in excess of $150,000, including the Named Executive Officers, may defer a portion of their salary and bonus each year into the Dean Foods Deferred Compensation Plan, which is a tax deferred plan. This program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. A deferred salary and bonus plan is a strong retention tool for our eligible executives. We believe this program is similar to that offered at most of the companies in our Comparison Group. Several Named Executive Officers have elected to defer both salary and bonus over their careers with us. The amounts deferred are partially funded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of the Company's other unsecured obligations. The participants in this plan may choose from a number of externally managed mutual fund investments, and their investment balances track the rates of return for these accounts. For more information on amounts deferred pursuant to the Deferred Compensation Plan, see the table entitled "Nonqualified Deferred Compensation for Fiscal Year 2007" on page 36 of this Proxy Statement.

In addition, we maintain a Supplemental Executive Retirement Plan (SERP), which is a nonqualified deferred compensation arrangement for our executive officers and other employees earning compensation in excess of the maximum compensation that can be taken into account with respect to the Dean Foods 401(k) Plan, as set forth in the Internal Revenue Code. The SERP is designed to provide these employees with retirement benefits from the Company that are equivalent, as a percentage of total compensation, to the benefits provided to other employees. The Company credits to each eligible employee's account an amount equal to 4% of his or her covered compensation in excess of the maximum described above, and credits interest on those balances at the mid-term applicable federal rate set by the Internal Revenue Service, plus 1%. Each employee's plan balance will be paid to him or her upon termination of employment, a change in control or the employee's death or qualifying disability.

Other Compensation

We provide our executive officers with a limited number of perquisites. These are designed to minimize the amount of time they devote to administrative matters other than Company business, promote a healthy work/life balance and provide opportunities for developing business relationships. For example, we make available to our executive officers a health screening program which helps to maintain their overall health. We encourage our officers to take advantage of this service. In addition, the Compensation Committee has approved club memberships for certain of our executive officers.

The Compensation Committee has also approved certain personal use of the corporate aircraft as described in the Summary Compensation Table. The Compensation Committee believes the enhanced security and efficiency this benefit provides is appropriate and is in the best interests of the Company and our stockholders. The incremental cost to us of providing personal travel on corporate aircraft is included in the Summary Compensation Table on page 32 of this Proxy Statement.

The Compensation Committee has also approved the payment of relocation costs when hiring or moving executive officers and other employees. The Compensation Committee believes it is appropriate and necessary to pay these costs in attracting and retaining top talent in the locations where we operate. The incremental cost to us of providing relocation benefits is included in the Summary Compensation Table on page 32 of this Proxy Statement.

We purchase tickets to various cultural, charitable, civic, entertainment and sporting events for business development and relationship building purposes, as well as to maintain our involvement in communities in which the Company operates and our employees live. Occasionally, our employees, including our executives, make personal use of tickets that would not otherwise be used for business purposes.

Our senior executives participate in the Company's broad-based programs generally available to all employees, including our 401(k) retirement plan, health and dental and various other insurance plans, including disability and life insurance. For additional information regarding perquisites and other compensation, see the Summary Compensation Table on page 32 of this Proxy Statement.

Severance and Change in Control Benefits

We have entered into agreements with each of our executive officers pursuant to which we would provide certain payments in the event of a qualified termination as described under the heading "Executive Officer Severance — Potential Benefits Upon a Change in Control" following a change in control. A copy of the form of these change in control agreements is filed with the SEC as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007. Generally, the executive officer would be paid a lump sum of cash equal to three times his or her base annual salary and his or her target bonus for the year, plus a gross-up payment for excise taxes, insurance benefits, outplacement services and certain other benefits.

The Compensation Committee believes that change in control benefits are important for attracting and retaining executive talent and help to ensure that executive officers can remain focused during periods of uncertainty. These are particularly important in an environment where merger and acquisition activity is high. We believe that our change in control benefits are consistent with those maintained by comparable companies. The change in control agreements also include provisions to lessen the impact of the federal excise tax on "excess parachute payments." The so-called "golden parachute" tax rules subject "excess parachute payments" to a dual penalty: the imposition of a 20% excise tax upon the recipient and non-deductibility of such payments by the paying corporation. "Excess parachute payments" are those payments that exceed three times the individual's "base amount" (generally an average of the individual's W-2 compensation from the Company for the five years preceding the year in which the change in control occurs). Depending upon circumstances, the excise tax can effectively discriminate against new hires who have not received previous compensation from the Company, newly promoted employees depending on their historical compensation from the Company, individuals who have not exercised stock options and those who elect to defer compensation. For these reasons, we believe that the provision of the excise tax gross-up is appropriate. Estimated payments to the Named Executive Officers pursuant to the change in control agreements are summarized under the heading "Executive Officer Severance — Potential Benefits upon a Change in Control."

We also maintain a severance plan for our executive officers, other than the Chief Executive Officer, which provides certain severance benefits in the event of a qualified termination defined as other than for "cause" or if the executive officer terminates his or her employment due to a reduction in compensation or scope of duties or relocation (as described under "Estimated Payments Upon a Qualified Termination"). A copy of the Company's Executive Severance Pay Plan, which was approved by the Compensation Committee, is on file with the SEC as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007. Generally, upon a qualified termination, an executive officer would receive a cash payment equal to two times his or her base annual salary plus his or her target bonus and a cash payment for the in-the-money value of stock options and restricted stock units that would vest during the two years following the date of severance and certain health benefits and outplacement services. We believe this plan helps create stability during periods of significant change and enables us to avoid negotiating individual severance arrangements with new hires. We also believe this plan reduces the likelihood and extent of litigation from executive severance. We believe that our severance benefits are consistent with those maintained by comparable companies. Estimated payments to the Named Executive Officers pursuant to the Executive Severance Pay Plan are summarized under the heading "Executive Officer Severance — Executive Severance Pay Plan."

Tax Deductibility Policy

The United States income tax laws generally limit the deductibility of compensation paid to each Named Executive Officer to $1 million per year. An exception to this general rule exists for performance-based compensation that meets certain Internal Revenue Service requirements. Stock option awards under the Company's stockholder approved long-term incentive plans qualify for the exemption offered by Section 162(m) of the U.S. tax code. Currently, all other compensation that we pay does not qualify for the Section 162(m) exemption.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe it is more important to retain the flexibility to compensate executive officers competitively. We will continue to monitor our compensation practices, however, and consider future opportunities to take advantage of the Section 162(m) exemption when we believe it is in the best interest of the Company and its stockholders.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with our management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is presented by:
The members of the Compensation Committee
Joseph S. Hardin, Jr. (Chairman)
Stephen L. Green
John R. Muse
Jim L. Turner

How much are our Named Executive Officers paid?

The charts presented below should be read in conjunction with the Compensation Discussion and Analysis set forth above. In addition, on April 2, 2007, we paid to stockholders of record as of March 27, 2007, a $15 per share special cash dividend. As a result of the payment of the special cash dividend, the number of shares subject to options, the exercise prices of outstanding options and the number of unvested restricted stock units were adjusted effective as of March 27, 2007, in accordance with the terms of the plans under which they were issued. The information concerning options and restricted stock units in this Proxy Statement is presented on a post-adjustment basis for all periods presented.

The following chart shows the compensation paid during fiscal 2006 and 2007 to our Named Executive Officers.

Summary Compensation Table for Fiscal Year 2007

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)(6)(7)	Total ($)(8)
Gregg L. Engles	2007	1,275,000	—	2,897,877	3,438,636	306,000	235,285(9)	8,152,798
Chairman of the Board and Chief Executive Officer	2006	1,200,000	—	3,795,739	3,386,074	2,220,480	423,200(10)	11,025,493
Jack F. Callahan, Jr.	2007	480,000	—	553,576	598,996	100,800	75,901(12)	1,809,273
Executive Vice President and Chief Financial Officer	2006	297,620(11)	—	271,701	312,400	495,880	262,786(13)	1,640,387
Joseph E. Scalzo(14) President and Chief Executive Officer WhiteWave Foods Company and Morningstar Foods	2007	660,000	—	162,250	1,302,989	290,400	70,570(15)	2,486,209
Michelle P. Goolsby	2007	535,000	—	560,779	662,318	112,350	65,897(16)	1,936,344
Executive Vice President, Development, Sustainability and Corporate Affairs	2006	515,000	—	753,354	654,837	555,170	98,726(17)	2,577,087
Gregg A. Tanner Executive Vice President and Chief Supply Chain Officer	2007	81,779(18)	400,000	40,799	149,419	61,250	—	733,247
Alan J. Bernon	2007	440,000(19)	—	2,316,154(20)	3,147,499(21)	105,600	3,404,255(22)	9,413,508
Director and former Dairy Group President	2006	620,000	—	1,273,722	1,206,891	907,680	860,157(23)	4,868,450

(1) Includes salary deferred pursuant to our Deferred Compensation Plans.

(2) Amounts shown reflect restricted stock unit awards granted pursuant to our 1989 Stock Awards Plan. This column reflects the expense recognized in 2007 for financial reporting purposes for the fair value of stock awards granted in 2007 as well as prior fiscal years, in accordance with FAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in valuing the stock units we granted are described under the caption "Restricted Stock Units" in Note 10 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(3) Amounts shown reflect stock option awards granted pursuant to our 1997 Stock Option and Restricted Stock Plan. This column reflects the expense recognized in 2007 for financial reporting purposes for the fair value of option awards granted in 2007 as well as prior fiscal years, in accordance with FAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in valuing the stock units we granted are described under the caption "Stock Options" in Note 10 to our Consolidated Financial Statement on Form 10-K for the year ended December 31, 2007.

(4) See "Short-Term Incentive Compensation" under the Annual Cash Compensation section of Compensation Discussion and Analysis.

(5) Does not include group life, health, hospitalization, medical reimbursement, disability or other benefits that are available to all non-represented employees, or the incremental cost of any health-related screenings.

(6) Our Compensation Committee approved a supplemental retirement plan for the benefit of employees who receive salary and bonus in excess of the amount that IRS regulations allow to be contributed to a 401(k) plan. The amount shown in this column includes the amount credited to the Named Executive Officer under the supplemental executive retirement plan ("SERP"). See "Deferred Compensation Plan and Supplemental Employee Retirement Plan" in the Compensation Discussion and Analysis for more information on the SERP.

(7) The Amounts shown for personal use of our aircraft by our executive officers is our incremental cost of operating the aircraft. The incremental cost of personal travel on our corporate aircraft is based on our variable cost per hour of operating aircraft multiplied by the number of hours of personal travel.

(8) Represents the sum of the compensation amounts (expressed in dollars) shown in the columns to the left.

(9) Includes $90,914 for personal use of Company aircraft, $9,000 for 401(k) match benefits, $130,819 for SERP benefits, and $4,552 for club memberships.

(10) Includes $15,338 for club memberships, $8,800 for 401(k) match benefits, $257,142 for personal use of Company aircraft, and $141,920 for SERP benefits.

(11) Mr. Callahan joined us as Executive Vice President and Chief Financial Officer in May, 2006.

(12) Includes $36,866 for relocation costs, $9,000 for 401(k) match benefits, and $30,035 for SERP benefits.

(13) Includes $229,372 for relocation costs, $30,360 for personal use of Company aircraft, and $3,054 for SERP benefits. Relocation costs are the aggregate incremental cost paid by us for the Named Executive Officer's relocation.

(14) Mr. Scalzo was not a Named Executive Officer in fiscal 2006.

(15) Includes $34,250 for personal use of Company aircraft, $9,000 for 401(k) match benefits, and $27,320 for SERP benefits.

(16) Includes $22,290 for personal use of Company aircraft, $9,000 for 401(k) match benefits, and $34,607 for SERP benefits.

(17) Includes $53,686 for personal use of Company aircraft, $8,800 for 401(k) match benefits and $36,240 for SERP benefits.

(18) Mr. Tanner joined us as Executive Vice President and Chief Supply Chain Officer in November, 2007.

(19) Represents Mr. Bernon's base salary through September 1, 2007.

(20) Includes amounts recognized upon immediate vesting of stock awards in the amount of $1,514,419 in connection with Mr. Bernon's separation from service, and $7,624 for director fees paid in stock.

(21) Includes amounts recognized upon immediate vesting of stock option awards in the amount of $1,854,527 in connection with Mr. Bernon's separation from service.

(22) Includes $3,246,000 for cash severance payment, $63,462 for accrued but unused vacation, $35,610 for personal use of Company aircraft, $9,000 for 401(k) match benefits, $44,907 for SERP benefits, and $5,276 for club memberships. See discussion of Mr. Bernon's Separation and Release Agreement under "Agreements with Named Executive Officers."

(23) Includes $749,175 relocation costs and interim housing, $52,582 for personal use of Company aircraft, $8,800 for 401(k) match benefits and $49,600 for SERP benefits. Relocation costs are the aggregate incremental cost paid by us for the Named Executive Officer's relocation.

Grants of Plan-Based Awards in Fiscal Year 2007

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards; Number of Shares of Stock or Units (#)[4]	All Other Option Awards; Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)[3]	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Gregg L. Engles		—	1,530,000	3,182,400	—	—	—				
	2/12/2007							146,950			4,424,665
	2/12/2007								361,497	30.11	2,982,350
Jack F. Callahan, Jr. . . .		—	336,000	712,320	—	—	—				
	2/12/2007							26,451			796,440
	2/12/2007								66,128	30.11	545,556
Joseph E. Scalzo		—	528,000	1,056,000	—	—	—				
	2/12/2007							29,390			884,933
	2/12/2007								146,950	30.11	1,212,338
Michelle P. Goolsby		—	374,500	793,940	—	—	—				
	2/12/2007							26,451			796,440
	2/12/2007								66,128	30.11	545,556
Gregg A. Tanner(6)		—	61,250	129,850	—	—	—				
	11/6/2007							46,556			1,241,649
	12/17/2007							5,000[7]			128,700
	11/6/2007								216,028	26.67	1,525,158
Alan J. Bernon	2/12/2007	—	—	—	—	—	—		73,475	30.11	606,169

(1) The amounts paid pursuant to these awards are included in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. See "Compensation Discussion and Analysis — Annual Cash Compensation — Short-Term Incentive Compensation" for a description of this plan.

(2) We did not grant equity incentive plan awards subject to conditions in fiscal 2007.

(3) There was no minimum payout for our Named Executive Officers under our 2007 Short-Term Incentive Compensation Plan.

(4) Restricted stock unit awards were granted pursuant to our 1989 Stock Awards Plan and reflect adjustments as a result of the $15 special dividend paid on April 2, 2007. Each employee's restricted stock units vest ratably over five years beginning on the first anniversary of the grant date and are subject to certain accelerated vesting provisions based primarily on our stock price, except as otherwise noted.

(5) Stock option awards were granted pursuant to our 1997 Stock Option and Restricted Stock Plan and reflect adjustments as a result of the $15 special dividend paid on April 2, 2007. Stock option awards vest as follows: one-third on the first anniversary of grant; one-third on the second anniversary of grant, and one-third on the third anniversary of grant, except as otherwise noted.

(6) Pursuant to Mr. Tanner's offer letter, he was guaranteed the greater of 100% of his target bonus in fiscal 2007 or the actual calculated amount, prorated based on his start date. We also agreed to grant Mr. Tanner the restricted stock units and stock options awards set forth in the table above. For more information, see "Employment Agreement with Gregg A. Tanner" under the heading "Agreements with Named Executive Officers."

(7) Mr. Tanner's restricted stock unit award vests in full on November 1, 2012. In addition, the restricted stock unit award was granted pursuant to the Company's 2007 Stock Incentive Plan, and provides for accelerated vesting upon death, qualified disability or retirement.

Outstanding Equity Awards at 2007 Fiscal Year-End[1][2]

		Option Awards[3]				Stock Awards[4]	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Gregg L. Engles	02/12/2007	—	361,497	30.11	02/12/2017	146,950	3,800,127
	01/13/2006	213,569	427,133	25.68	01/13/2016	104,628	2,705,680
	01/07/2005	334,134	167,066	18.30	01/07/2015	—	—
	01/13/2004	536,234	—	17.91	01/13/2014	—	—
	01/06/2003	950,101	—	14.25	01/06/2013	—	—
	01/14/2002	1,551,522	—	11.69	01/14/2012	—	—
Total		3,585,560	955,696			251,578	6,505,807
Jack F. Callahan, Jr.	02/12/2007	—	66,128	30.11	02/12/2017	26,451	684,023
	05/09/2006	53,882	107,763	25.44	05/09/2016	42,027[5]	1,086,818
Total		53,882	173,891			68,478	1,770,841
Joseph E. Scalzo	02/12/2007	—	146,950	30.11	02/12/2017	29,390	760,025
	10/11/2005	240,020	120,008	25.85	10/11/2015	—	—
Total		240,020	266,958			29,390	760,025
Michelle P. Goolsby	02/12/2007	—	66,128	30.11	02/12/2017	26,451	684,023
	01/13/2006	42,226	84,445	25.68	01/13/2016	21,160	547,198
	01/07/2005	64,971	32,485	18.30	01/07/2015	—	—
	01/13/2004	104,414	—	17.91	01/13/2014	—	—
	01/06/2003	164,458	—	14.25	01/06/2013	—	—
	01/14/2002	330,804	—	11.69	01/14/2012	—	—
	01/22/2001	133,137	—	8.26	01/22/2011	—	—
Total		840,010	183,058			47,611	1,231,221
Gregg A. Tanner	12/17/2007	—	—	—	—	5,000[6]	129,300
	11/06/2007	—	216,028	26.67	11/06/2017	46,556	1,203,938
Total		—	216,028			51,556	1,333,238
Alan J. Bernon	02/12/2007	73,475	—	30.11	08/02/2008	—	—
	01/13/2006	405,514	—	25.68	08/02/2008	—	—
	01/13/2004	65,886	—	17.91	08/02/2008	—	—
	01/06/2003	136,557	—	14.25	08/02/2008	—	—
	01/14/2002	217,682	—	11.69	08/02/2008	—	—
Total		899,114	—			—	—

(1) The amounts shown reflect outstanding equity awards granted under our 1989 Stock Awards Plan and our 1997 Stock Option and Restricted Stock Plan (the "Equity Plans").

(2) Numbers shown in the table include adjustments made in connection with the TreeHouse Foods, Inc. spin-off and previous stock splits, and reflect adjustments as a result of the $15 special dividend paid on April 2, 2007 to stockholders of record on March 27, 2007.

(3) Generally, stock option awards vest as follows: one-third on the first anniversary of grant, one-third on the second anniversary of grant, and one-third on the third anniversary of grant, unless otherwise noted.

(4) Each restricted stock unit represents the right to receive one share of common stock in the future. Restricted stock units have no exercise price. Generally, each grant vests ratably over five years subject to certain accelerated vesting provisions based primarily on our stock price, unless otherwise noted.

(5) The restricted stock units vest ratably over three years, pursuant to Mr. Callahan's employment agreement.

(6) The restricted stock units vest in full on November 1, 2012, pursuant to Mr. Tanner's employment agreement. In addition, the restricted stock unit award was granted pursuant to the Company's 2007 Stock Incentive Plan, and provides for accelerated vesting upon death, qualified disability or retirement.

Option Exercises and Stock Vested in Fiscal Year 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Gregg L. Engles	—	—	151,026	5,202,106
Jack F. Callahan, Jr.	—	—	16,019	527,185
Joseph E. Scalzo	—	—	—	—
Michelle P. Goolsby	130,521	2,344,226	29,861	1,029,396
Gregg A. Tanner	—	—	—	—
Alan J. Bernon[3]	49,950	355,148	16,808	347,391

(1) The value realized on exercise was the number of underlying shares exercised multiplied by the difference between our closing stock price on the exercise date and the exercise price of the options.

(2) The value realized on vesting was our closing stock price on the vesting date multiplied by the number of shares vested.

(3) All of Mr. Bernon's outstanding stock options and restricted stock units granted during his employment with the Company vested on September 28, 2007 pursuant to the terms and conditions of his Separation and Release Agreement.

Deferred Compensation Plan

Employees of the Company with a base compensation in excess of $150,000, including the Named Executive Officers, may defer a portion of their salary and bonus each year into the Dean Foods Deferred Compensation Plan, which is a tax deferred plan. The balance in the deferred compensation accounts are unsecured general obligations of the Company. This program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. The Company makes no contributions to the plan. Several Named Executive Officers have elected to defer salary and/or bonus over their careers with us and have therefore accumulated the deferred compensation amounts shown below:

Nonqualified Deferred Compensation for Fiscal Year 2007

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals / Distributions ($)[2]	Aggregate Balance at Last FYE ($)
Gregg L. Engles	—	—	(686,213)	—	12,468,889
Jack F. Callahan, Jr.	—	—	—	—	—
Joseph E. Scalzo		—	—	—	—
Michelle P. Goolsby	90,000[3]	—	21,072	—	1,434,542
Gregg A. Tanner		—	—	—	—
Alan J. Bernon	—	—	(13,952)	—	253,411

(1) The aggregate earnings in last fiscal year reflect the deemed investment income on deferred account balances. Participants are responsible for selecting tracking investments and bear the investment risk based on fund selection and market performance. The investment alternatives available for tracking purposes under the plan for 2007 were as follows: Lincoln VIP Money Market Fund, American Funds US Government Securities Fund, Lincoln VIP Delaware Bond Fund, American Funds High-Income Bond Fund, Fidelity VIP Equity-Income

Portfolio, Fidelity VIP Contrafund Portfolio, DWS Equity 500 Index VIP Class A, American Funds Growth Fund, Neuberger Berman AMT Regency Portfolio, Neuberger Berman AMT Mid-Cap Growth Portfolio, Delaware VIP Small Cap Value Series, Lincoln VIP Baron Growth Opportunities Fund, Fidelity VIP Overseas Portfolio, Delaware VIP Emerging Markets Series, Delaware VIP REIT Series and Alliance Bernstein Global Technology Portfolio.

(2) Participants are required to elect annually the scheduled in-service distribution of amounts deferred in that annual period. Participants have the ability to postpone withdrawals to a later date, while employed, or to the end of their employment with the Company.

(3) Ms. Goolsby elected to defer a portion of her 2007 compensation into the plan. This amount has been included in the Summary Compensation Table.

Executive Officer Severance

We maintain two severance plans for our executive officers, depending on the circumstances that result in their termination. The Executive Severance Pay Plan (the "Severance Plan"), a copy of which is filed as Exhibit 10.10 to our Annual Report on Form 10-K for the year ended December 31, 2007, is applicable in the event of certain involuntary terminations. In addition, we have entered into change in control agreements with each of our executive officers, the form of which is filed as Exhibit 10.21 of our Annual Report on Form 10-K for the year ended December 31, 2007, and which is applicable in the event of a qualifying termination following a change in control. Following is a description of the benefits that may be paid to the executive officers pursuant to the Severance Plan and the change in control agreements. An executive officer may not receive benefits under both plans.

For a description of the post-employment arrangements with Alan J. Bernon, former President of our Dairy Group, see "Do we have agreements with our Named Executive Officers?" below.

Potential Benefits upon a Change in Control

We have entered into agreements with our Named Executive Officers pursuant to which we must, in the event of a change in control and a qualifying termination (as defined below) provide the following:

- Pay each of the Named Executive Officers a lump sum of cash equal to three times his or her base annual salary plus his or her target bonus for the year in which the termination occurs, plus a prorated bonus for the portion of the year served prior to termination, in addition to a gross-up payment to pay for any applicable excise taxes,

- pay each of the Named Executive Officers the unvested balance of his or her 401(k) account, plus three times his or her most recent Company match,

- continue the Named Executive Officer's insurance benefits for two years, and

- provide certain outplacement services.

A qualifying termination means a termination of employment either involuntarily without cause, or by the executive officer with good reason within two years following a change in control. Pursuant to the agreements "cause" means the following: (i) the willful and intentional material breach by the executive officer of the change in control agreement, (ii) the willful and intentional misconduct or gross negligence in the performance of, or willful neglect of, the executive officer's duties, or (iii) the conviction of, or plea of guilty or *nolo contendere* to a felony. "Good reason" means any of the following: (i) any reduction in the amount of the executive officer's compensation or significant reduction in benefits not generally applicable to similarly situated employees of the Company, (ii) removal of the executive officer from the position held by him or her immediately prior to the change in control, or (iii) transfer of the executive officer's principal place of employment.

Also, each officer has the right, at any time during the thirteenth month after a change in control, to voluntarily terminate his or her employment for any reason and receive the same benefits as if he or she had been terminated by us or by a successor company during the two years after a change in control as described above.

The agreements also contain:

- a covenant pursuant to which the executives have agreed not to compete with us for two years after termination,
- a confidentiality provision pursuant to which the executives have agreed not to divulge any of our confidential information, and
- agreements not to solicit any of our employees for two years after termination.

All of the Named Executive Officers' unvested stock options and stock units would automatically vest immediately upon a change in control.

If a change in control occurred as of December 31, 2007, and the rights of our Named Executive Officers serving as such on December 31, 2007, under the agreements were triggered, they would receive approximately the following:

Estimated Payments Upon Termination Following a Change in Control

Name	Severance Amount($)(1)	Early Vesting of Restricted Stock($)(2)	Early Vesting of Stock Options($)(3)	Other($)(4)	Estimated Tax Gross Up($)(5)	Total($)
Gregg L. Engles	8,606,400	6,505,807	1,338,772	70,000	—	16,520,979
Jack F. Callahan, Jr.	2,719,200	1,770,841	44,840	70,000	1,633,119	6,238,000
Joseph E. Scalzo	3,591,000	760,025	1,752	70,000	1,600,726	6,023,503
Michelle P. Goolsby	2,918,100	1,231,220	260,564	70,000	—	4,479,884
Gregg A. Tanner	2,677,500	1,333,497	—	70,000	1,916,977	6,172,974
Alan J. Bernon(6)	—	—	—	—	—	—

(1) This amount represents 3 times the sum of the Named Executive Officer's base salary in effect at the time of the termination and the target annual incentive payment.

(2) This amount represents the payout of all unvested restricted stock units based on the Company's closing stock price on December 31, 2007 ($25.86).

(3) This amount represents the payout of all unvested stock options based on the Company's closing stock price on December 31, 2007 ($25.86).

(4) This amount represents the value of outplacement services and medical coverage.

(5) The estimated tax gross up is based on the 20% excise tax, grossed up for taxes, on the amount of severance and other benefits above each individual's average five-year W-2 earnings if the amount of severance and other benefits exceeds the individual's average five-year W-2 earnings times 3.

(6) Mr. Bernon's employment was terminated effective September 1, 2007. As he was not serving as an executive officer on December 31, 2007, his potential benefits upon a change in control have not been provided.

Executive Severance Pay Plan

The Executive Severance Pay Plan provides severance benefits to certain designated officers, including the Named Executive Officers (other than the Chief Executive Officer), who are involuntarily terminated, other than for cause (as defined below), or who voluntarily terminate his or her employment for good reason (as defined below). Generally, the executive officer will be entitled to receive a payment in an amount up to two times the sum of his or her base salary and target bonus, plus a pro rata portion of his or her target bonus for the fiscal year in which the termination occurs. The Severance Plan Administrator may impose certain conditions on a participant's right to receive benefits under the plan including the execution of a release, non-compete agreement, non-solicitation agreement and/or non-disclosure agreement. In addition, participants would receive a cash payment for the in-the-money value of option awards and restricted stock units that would vest up to 24 months following the date of severance based on the average closing price of the Company's stock for 45 days preceding the date of severance. The participant would also be entitled to payments to be used to pay COBRA health benefits and to obtain outplacement services.

Under the Severance Plan "cause" means the following: (i) the breach by the executive officer of any written covenant or agreement with the Company, (ii) the willful and intentional misconduct or gross negligence in the performance of, or willful neglect of, the executive officer's duties, (iii) the conviction of or plea of guilty or of *nolo contendere* to a felony or any other crime which makes the executive officer's continued employment untenable, or (iv) the executive officer's failure to comply with or breach of the Company's code of ethics. "Good reason" means any of the following: (i) any reduction in the amount of the executive officer's compensation or significant reduction in benefits not generally applicable to similarly situated employees of the Company, (ii) removal of the executive officer from the position held by him or her immediately prior to the change in control, or (iii) the transfer of the executive officer's principal place of employment.

In the event the rights of the Named Executive Officers under the Severance Plan were triggered as of December 31, 2007, they would have received approximately the following:

Estimated Payments Upon a Qualified Termination

Name	Severance Amount($)(1)	Early Vesting of Restricted Stock($)(2)	Early Vesting of Stock Options($)(3)	Other($)(4)	Total($)
Gregg L. Engles	—	—	—	—	—
Jack F. Callahan, Jr.	1,795,200	1,096,084	29,753	50,000	2,971,037
Joseph E. Scalzo	2,376,000	302,364	—	50,000	2,728,364
Michelle P. Goolsby	1,927,800	544,261	244,194	50,000	2,766,255
Gregg A. Tanner	1,785,000	530,449	—	50,000	2,365,449
Alan J. Bernon	2,601,600(5)	1,514,419(6)	1,854,527(7)	813,462(8)	6,784,008

(1) Mr. Engles is not a participant in the Executive Severance Pay Plan. For the other Named Executive Officers, this amount represents 2 times the sum of the Named Executive Officer's base salary in effect at the time of the termination and the target annual incentive payment.

(2) Represents the payout of restricted stock scheduled to vest in the 24 months following December 31, 2007, based on the prior 45 days' average of the Company's closing stock price ($25.72), except for Mr. Bernon, which is described in note (6) below.

(3) Represents the payout of stock options scheduled to vest in the 24 months following December 31, 2007, based on the prior 45 days' average of the Company's closing stock price ($25.72), except for Mr. Bernon, which is described in note (7) below.

(4) This amount represents the value of outplacement services and medical coverage, except for Mr. Bernon, which is described in note (8) below.

(5) Represents 2 times the sum of Mr. Bernon's salary and target bonus in effect as of his termination, plus pro rata target bonus of $105,600 for 2007.

(6) Represents the amount recognized in accordance with FAS 123R for immediate vesting of restricted stock unit awards.

(7) Represents the amount recognized in accordance with FAS 123R for immediate vesting of stock option awards.

(8) Includes $50,000 for outplacement services and medical coverage, $700,000 in lieu of relocation benefits, and $63,460 for accrued but unused vacation.

Do we have agreements with our Named Executive Officers?

Separation and Release Agreement with Alan J. Bernon

On September 1, 2007, Alan J. Bernon's employment as President of Dairy Group was terminated. We entered into a Separation and Release Agreement with Mr. Bernon effective as of his separation date which sets forth the separation benefits to which Mr. Bernon is entitled pursuant to his employment agreement with the Company dated September 1, 2005, and the Dean Foods Executive Severance Pay Plan.

Pursuant to his employment agreement, we paid Mr. Bernon an amount equal to $2,496,000, representing two years of base salary and target bonuses. In addition, we paid Mr. Bernon a pro rata target bonus for 2007 for the individual objective component of his bonus, in an amount equal to $105,600. Mr. Bernon also received cash payments of $25,000 in lieu of any Company-paid healthcare continuation, $25,000 in lieu of outplacement benefits, and $700,000 in lieu of relocation benefits as contemplated by his employment agreement. These payments were made in consideration for his agreement to abide by the terms and conditions of the Separation and Release Agreement, including the non-solicitation, non-compete and non-disclosure provision described below, and in exchange for the release contained in the Separation and Release Agreement. In addition, we paid Mr. Bernon his earned but unpaid salary through the termination date plus five weeks of earned, accrued and unused vacation pay in the amount of $63,462.

Pursuant to his employment letter agreement, all unvested stock options and restricted stock units granted to Mr. Bernon automatically vested. All exercised and unvested stock options must be exercised on or before the earlier of September 2, 2008, or their respective ten-year expiration dates.

As Mr. Bernon remains on our Board of Directors, he is eligible to participate in all non-employee director compensation plans, programs and arrangements, including the payment of retainer fees and Board Committee fees, for his periods of director service beginning on and after September 1, 2007. In addition, he is entitled to benefits he has accrued and will accrue for compensation paid to him in 2007 prior to his termination date under the terms and conditions of the Dean Foods Company Supplemental Executive Retirement Plan, with distributions to be made pursuant to the terms thereof.

Mr. Bernon agreed to abide by the terms and conditions of his Proprietary Information, Inventions and Non-Compete Agreement dated September 5, 2007, which provided that Mr. Bernon would not compete with us or solicit any of our employees or customers for a period of two years after his termination date, and he agreed to maintain the confidentiality of our trade secrets and other confidential information.

Finally, the Separation and Release Agreement contains a mutual release pursuant to which Mr. Bernon and the Company have agreed to release each other from all claims that may arise out of or relate to his employment with the Company.

Employment Agreement with Gregg A. Tanner

We entered into an employment agreement with Gregg A. Tanner dated October 23, 2007, pursuant to which we offered him the position of Executive Vice President and Chief Supply Chain Officer. We agreed to pay him an annual salary of $525,000, to be reviewed annually by the Compensation Committee, and a one-time signing bonus of $400,000, less payroll taxes. If Mr. Tanner voluntarily leaves the Company without good reason during his first year of employment, he will be responsible for reimbursing us on a prorated basis (based on the number of months worked) for this one-time signing bonus. In addition, we agreed to pay Mr. Tanner an additional one-time signing bonus of $175,000, less payroll taxes, within 30 days of December 31, 2008, provided that he is employed by us on December 31, 2008. Mr. Tanner is eligible to earn short-term incentive compensation of 70% of his annualized base salary, subject to the achievement of certain operating targets and individual objectives, which could be increased by up to 200% if operating targets are exceeded. For 2007, his bonus payment was prorated based on his actual start date and was guaranteed to be the greater of the actual calculated award or 100% of the target amount.

Upon commencement of his employment, Mr. Tanner was granted options to purchase 60,000 shares of our common stock, with an exercise price equal to the closing market value on Mr. Tanner's hire date. The options will vest in equal installments over a three year period, beginning on the first anniversary of the grant date. He was also awarded 24,000 restricted stock units, which vest in equal installments over a five year period, beginning on the first anniversary of the grant date. The restricted stock units could vest earlier if certain stock performance targets are met. Mr. Tanner will be eligible for future long-term incentive grants beginning in January of 2009, along with our other executive officers, subject to determination and approval by the Compensation Committee. In addition, upon commencement of his employment, Mr. Tanner was granted an additional number of stock options having a Black-Scholes value, as determined by our compensation consultant, of $1,100,000, and a grant of restricted stock units with an approximate value of $600,000. Each of these grants have terms and conditions equivalent to the initial grants described above. Finally, Mr. Tanner will receive five annual grants of 5,000 restricted stock units per year until November 1, 2011, for a total of 25,000 restricted stock units. The first grant was made on December 17, 2007, and the remaining grants will be on the first of the month following the anniversary of Mr. Tanner's employment date. Each of these five grants will vest on November 1, 2012. Mr. Tanner will also receive five annual grants of 5,000 restricted shares each year from 2012 through 2016, for a total of 25,000 restricted stock units. He will receive these grants each year on the first of the month following the anniversary of his employment date. Each of these grants will vest one year after their issue date. Mr. Tanner must be employed by the Company on the date of issue in order to receive these annual grants of restricted stock units.

Pursuant to his employment agreement, Mr. Tanner will be eligible for benefits under the Dean Foods Company Executive Severance Plan. This plan provides that if Mr. Tanner's employment is terminated at any time for reason of a "qualifying termination," meaning any termination as a result of his voluntary termination for good reason, or his involuntary termination without cause, he will receive payment of all base salary accrued through the date of termination, prior year's bonus to the extent earned but not paid, target bonus through the date of termination and all unused paid time off. In addition, he will be eligible to receive a severance payment equivalent to two years of base salary and target bonuses in exchange for executing a release of claims against the Company.

Mr. Tanner will also be eligible to contribute to our Executive Deferred Compensation Plan. We also agreed to provide certain other benefits to Mr. Tanner, including paid time off, payment of certain COBRA premiums, relocation benefits, and home office equipment. Mr. Tanner is also eligible for those benefits offered to all employees equally, including 401(k) and health insurance.

We also executed a Change In Control Agreement with Mr. Tanner, dated November 5, 2007, that provides for certain payments following upon a change in control as defined in the agreement. The Change In Control Agreement is in the form of those provided to our other executive officers, the terms and conditions of which are described under the heading, "Executive Officer Severance — Potential Benefits Upon a Change In Control."

Finally, we entered into a Proprietary Information, Inventions and Non-Compete Agreement with Mr. Tanner, dated November 1, 2007, pursuant to which Mr. Tanner agreed he would not compete with us or solicit any of our customers or employees, or interfere with our customer relationships, for two years following his termination. In addition, Mr. Tanner agreed to keep the Company's proprietary information confidential.

Employment Agreement with Jack F. Callahan, Jr.

We entered into an employment agreement with Jack F. Callahan, Jr. dated April 7, 2006, pursuant to which we offered him the position of Executive Vice President and Chief Financial Officer. We agreed to pay him an annual salary of $460,000, to be reviewed annually by the Compensation Committee, and a one-time signing bonus of $100,000, less payroll taxes. Pursuant to the agreement, Mr. Callahan is eligible to earn a bonus of 70% of his annualized base salary, subject to the achievement of certain operating targets and individual objectives, which could be increased by up to 200% if operating targets are exceeded.

Upon commencement of his employment, Mr. Callahan was granted long-term incentive compensation in the form of stock options having a Black-Scholes value, as determined by our compensation consultant, of $549,000, vesting in equal installments over a three-year period, beginning on the first anniversary of the grant date, and a grant of restricted stock units with an approximate value of $646,000, vesting in equal installments over a five-year period, beginning on the first anniversary of the grant date. In addition, Mr. Callahan received additional sign-on long-term incentive compensation in the form of stock options having a Black-Scholes value, as determined by our compensation consultant, of $793,000, vesting in equal installments over a three-year period, beginning on the first anniversary of the grant date, and a grant of restricted stock units with an approximate value of $855,000, vesting in equal installments over a three-year period, beginning on the first anniversary of the grant date.

Pursuant to the employment agreement, if Mr. Callahan's employment is terminated at any time for reason of a "qualifying termination," meaning any termination as a result of death, disability, his voluntary termination for good reason, or his involuntary termination without cause, he will receive payment of all base salary accrued through the date of termination, prior year's bonus to the extent earned but not paid, target bonus through the date of termination and all unused paid time off. In addition, he will receive a lump sum severance payment equivalent to two years of base salary and target bonuses in exchange for executing a release of claims against the Company. If Mr. Callahan's employment is terminated either for cause or by Mr. Callahan voluntarily without good reason, no severance payment will be made, and all unvested stock option and other equity grants will be immediately be forfeited.

Mr. Callahan is also eligible to contribute to our Executive Deferred Compensation Plan. We also agreed to provide certain other benefits to Mr. Callahan, including paid time off, payment of certain COBRA premiums, and relocation benefits. Mr. Callahan is also eligible for those benefits offered to all employees equally, including 401(k) and health insurance.

We also executed a Change in Control Agreement with Mr. Callahan that provides for certain payments following upon a change in control as defined in the agreement. The Change In Control Agreement is similar to those provided to our other executive officers, the terms and conditions of which are described under the heading, "Executive Officer Severance — Potential Benefits Upon a Change In Control."

Finally, we entered into a Proprietary Information, Inventions and Non-Compete Agreement with Mr. Callahan, pursuant to which Mr. Callahan agreed he would not compete with us or solicit any of our customers or employees, or interfere with our customer relationships, for two years following his termination. In addition, Mr. Callahan agreed to keep the Company's proprietary information confidential.

Employment Agreement with Joseph E. Scalzo

We entered into an employment agreement with Joseph E. Scalzo dated October 7, 2005, pursuant to which we offered him the position of President and Chief Executive Officer of WhiteWave Foods. We agreed to pay him an annual salary of $600,000, to be reviewed annually by the Compensation Committee, and a one-time signing bonus of $200,000, less payroll taxes. Pursuant to the agreement, Mr. Scalzo is eligible to earn a bonus of 80% of his annualized base salary, subject to the achievement of certain operating targets and individual objectives, which could be increased by up to 200% if operating targets are exceeded.

Upon commencement of his employment, Mr. Scalzo was granted long-term incentive compensation in the form of 245,000 stock options, vesting in equal installments over a three-year period, beginning on the first anniversary of the grant date.

Pursuant to his employment agreement, if Mr. Scalzo's employment is terminated at any time for reason of a "qualifying termination," meaning any termination as a result of death, disability, his voluntary termination for good reason, or his involuntary termination without cause, he will receive payment of all base salary accrued through the date of termination, prior year's bonus to the extent earned but not paid, target bonus through the date of termination and all unused paid time off. In addition, he will receive a lump sum severance payment equivalent to two years of base salary and target bonuses in exchange for executing a release of claims against the Company. If Mr. Scalzo's employment is terminated either for cause or by Mr. Scalzo voluntarily without good reason, no severance payment will be made, and all unvested stock option and other equity grants will be immediately be forfeited.

Mr. Scalzo is also eligible to contribute to our Executive Deferred Compensation Plan. We also agreed to provide certain other benefits to Mr. Scalzo, including paid time off, payment of certain COBRA premiums, and relocation benefits. Mr. Scalzo is also eligible for those benefits offered to all employees equally, including 401(k) and health insurance.

We also executed a Change in Control Agreement with Mr. Scalzo, dated October 7, 2005, that provides for certain payments following upon a change in control as defined in the agreement. The Change in Control Agreement is similar to those provided to our other executive officers, the terms and conditions of which are described under the heading, "Executive Officer Severance — Potential Benefits upon a Change in Control."

Finally, we entered into a Proprietary Information, Inventions and Non-Compete Agreement with Mr. Scalzo, dated October 7, 2005, pursuant to which Mr. Scalzo agreed he would not compete with us, provided that his employment is not terminated by us for cause, as defined in the agreement, or solicit any of our customers or employees, or interfere with our customer relationships, for two years following his termination. In addition, Mr. Scalzo agreed to keep the Company's proprietary information confidential.

Other Named Executive Officers

We do not maintain employment agreements with Gregg Engles or Michelle Goolsby. Ms. Goolsby is eligible for the severance benefits described under the heading "Executive Officer Severance — Executive Severance Pay Plan." We do have change in control agreements with Mr. Engles and Ms. Goolsby, pursuant to which both are eligible for the change in control benefits described under the heading "Executive Officer Severance — Potential Benefits upon a Change in Control."

Do we have any other agreements?

Employment Agreement with Pete Schenkel

On December 2, 2005, we entered into an employment agreement with Mr. Schenkel pursuant to which he became Vice Chairman of our Board of Directors effective January 1, 2006. Mr. Schenkel's term as Vice Chairman continued through December 31, 2007, at which time he resigned as Vice Chairman and as an employee. For his services during his continued employment, we paid Mr. Schenkel an annual base salary of $350,000 for 2007. His target bonus was 50% of his annual base salary. Payment of his bonus was subject to the achievement of certain operating and other individual targets established by our Board of Directors. For fiscal 2007, he earned a bonus of $43,750 that was paid in 2008. Pursuant to the agreement, in January 2006 he received 385,744 stock options with an exercise price of $25.68, as adjusted for the special cash dividend paid on April 2, 2007. The options vest in equal installments over a five-year period, beginning on the date of grant, subject to any earlier vesting that may occur in the event of a change in control of the Company. Continued vesting of the options granted in January 2006 is expressly contingent on Mr. Schenkel's continuing compliance with the restrictive covenants contained in the Consulting and Noncompetition Agreement. Any portion of the options that vest prior to the termination of Mr. Schenkel's employment shall remain exercisable for a period of no less than twelve months following termination of his employment, unless he is terminated for cause (as defined in the Employment Agreement), in which case they will be exercisable only for as long as provided in the award agreement. If his employment is terminated for cause, any unvested options will be forfeited.

Through the termination of his employment, Mr. Schenkel continued to be eligible to participate in all employee benefit plans that are available to our executive officers and to receive all other benefits that were provided to him. Stock options and other equity-based awards granted to Mr. Schenkel prior to January 1, 2006, vested in full as of December 31, 2007, and will expire according to the terms of our long-term incentive plans and Mr. Schenkel's award agreements.

Independent Contractor and Noncompetition Agreement with Pete Schenkel

On December 2, 2005, we also entered into an Independent Contractor and Noncompetition Agreement with Mr. Schenkel under which we will generally retain access to his services. This agreement was amended as of April 4, 2008 to extend Mr. Schenkel's consulting services through December 31, 2011. Pursuant to the Independent Contractor and Noncompetition Agreement, Mr. Schenkel has agreed to provide general advice and consultation to our Chief Executive Officer on matters of strategy and execution, and to provide assistance with respect to such specific operating initiatives as may be required from time to time. For his services under the Independent Contractor and Noncompetition Agreement, we pay Mr. Schenkel an advisory fee of $200,000 per year. Pursuant to the amendment, he is eligible for an additional payment of 50% of the advisory fee, subject to the achievement of certain operating targets consistent with those targets to be established by our Board of Directors and the Compensation Committee for our executive officers. Such additional payment may be increased up to 200% if certain targets are exceeded. We also provide him with a car allowance, club membership reimbursement, life insurance, and medical coverage. In the event that the advisory period contemplated by the Independent Contractor and Noncompetition Agreement is ended by us prior to December 31, 2011, and he has not breached any of his obligations in that agreement, we will pay him a single lump sum payment, six months and one day after his termination, of an amount equal to the aggregate amount of the fees that would have been payable during the remainder of the advisory period contemplated by the Independent Contractor and Noncompetition Agreement.

The Independent Contractor and Noncompetition Agreement also contains Mr. Schenkel's agreement to maintain the confidentiality of our trade secrets and other confidential information, not to compete with our dairy operations for a period of two years after the termination of his services (including his services under the consulting and noncompetition agreement), and not to solicit or interfere with our relationships with our employees or our customers. In consideration for the confidentiality, non-compete and non-solicit agreements, we paid Mr. Schenkel $280,000 on January 2, 2006, and $425,000 on January 2, 2007, and January 2, 2008, and we have agreed to pay him an additional $425,000 annually each January 2, from 2009 — 2014. Such unpaid amounts will also be paid in a lump sum in the event of his death.

How much stock do our executive officers and directors own?

The following table presents information as of April 9, 2008 concerning

- Each director and each Named Executive Officer, and
- All directors and executive officers as a group, including executive officers not named in the table.

Beneficial Owner	Number of Shares Common Stock	Exercisable Options/ RSUs[1]	Total	Percent[2]
Alan J. Bernon	1,067,329	695,425	1,762,754	1.16%
Jack F. Callahan, Jr.	21,310	145,825	167,135	0.11%
Lewis M. Collens	32,650	94,803	127,453	0.08%
Tom C. Davis	26,385	133,960	160,345	0.11%
Gregg L. Engles	2,591,502	4,086,692	6,678,194[3]	4.29%
Michelle P. Goolsby	64,805	936,761	1,001,566	0.66%
Stephen L. Green	100,455	251,431	351,886	0.23%
Joseph S. Hardin, Jr.	69,519	228,807	298,326	0.20%[4]
Janet Hill	17,116	108,413	125,529	0.08%
Ronald Kirk	18,240	55,646	73,886	0.05%
John R. Muse	254,807	251,431	506,238	0.33%[5]
Hector M. Nevares	295,538	251,431	546,969	0.36%
Joseph E. Scalzo	3,817	289,005	292,822	0.19%
Pete Schenkel	103,386	2,094,046	2,197,432	1.43%
Gregg A. Tanner	—	—	—	—
Jim L. Turner	187,722	251,428	439,150	0.29%[6]
Executive Officers and Directors as a Group (21 persons)			16,109,083[7]	10.62%

(1) As of April 9, 2008, and including options exercisable and restricted stock units vesting within the next 60 days.

(2) Percentages based on 151,642,724 shares of common stock issued and outstanding as of April 9, 2008, plus option shares of the particular person(s), which are exercisable within 60 days, and restricted stock units vesting within the next 60 days, if applicable.

(3) Includes 2,469,074 shares and options pledged as security for a bank loan.

(4) Includes 3,350 shares held by family trust, of which Mr. Hardin's children and sister are the beneficiaries. Mr. Hardin is the trustee and disclaims all beneficial interest except to the extent of his pecuniary interest in the trust, if any.

(5) Includes 2,550 shares owned by Mr. Muse's spouse; Mr. Muse disclaims ownership of such shares.

(6) Includes 104,417 options held by Mr. Turner's spouse; Mr. Turner disclaims ownership of such options.

(7) Includes executive officers serving as such as of April 9, 2008, who are not Named Executive Officers.

Do we have any holders who beneficially own more than 5% of our common stock?

As of April 9, 2008, there were no persons or groups known to us who beneficially owned more than 5% of our common stock.

What are our policies regarding transactions with related persons and what relationships do we have with our executive officers and directors?

Related Party Transaction Policy

Under our Code of Ethics, directors, officers and employees are expected to make business decisions and take actions based upon the best interests of the Company and not based upon personal relationships or benefits.

The Board of Directors has recognized that some transactions, arrangements and relationships present a heightened risk of an actual or perceived conflict of interest and has adopted a written policy governing these transactions. This policy governs any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which our Company was, is or will be a participant and the amount involved exceeds $120,000, and in which any of the following persons had, has or will have a direct or indirect material interest:

- our directors, nominees for director or executive officers;
- any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;
- any immediate family member of any of the foregoing persons; and
- any entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

The Governance Committee of the Board of Directors is responsible for reviewing and approving these transactions.

Any transaction proposed to be entered into by the Company with an interested person must be reported to our General Counsel and reviewed and approved by the Governance Committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction, whenever practicable. If advance approval is not practicable under the circumstances, the Governance Committee will review and, in its discretion, may ratify the interested transaction at the next meeting of the Governance Committee. In the event management becomes aware of any further transactions subsequent to that meeting, such transactions may be presented to the Governance Committee for approval at the next Governance Committee meeting, or where it is not practicable or desirable to wait until the next Governance Committee meeting, to the Chair of the Governance Committee (who has delegated authority to act between Committee meetings) subject to ratification by the Governance Committee at its next meeting.

Any transaction with an interested person previously approved by the Governance Committee or otherwise already existing that is ongoing in nature shall be reviewed by the Governance Committee annually.

The Governance Committee (or the Chair) will approve only those transactions that are in, or are not inconsistent with, the best interests of the Company and our stockholders, as the Governance Committee (or the Chair) determines in good faith in accordance with its business judgment. In addition, the transaction must be on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

All transactions below have been considered and approved by the Governance Committee pursuant to this policy.

Other transactions considered by our Board in assessing director independence, but which do not involve a direct or indirect material interest for the related person, are described in this Proxy Statement under the heading "Who are our independent directors?"

Real Property Lease

We lease the land for our Franklin, Massachusetts, plant from a partnership owned by Alan Bernon and his family. Our lease payments during 2007 totaled approximately $785,000.

Minority Interest in Consolidated Container Holding Company

We own an approximately 25% minority interest in Consolidated Container Company through our subsidiary Franklin Plastics, Inc., in which we own an approximately 99% interest. Alan Bernon and his brother, Peter Bernon, collectively own the remaining approximately 1% ownership interest of Franklin Plastics, Inc. Consolidated

Container Company is one of the nation's largest manufacturers of rigid plastic containers and our largest supplier of plastic bottles and bottle components. We have owned our minority interest since July 1999, when we sold our plastic packaging operations to Consolidated Container Company. During 2007, we spent approximately $264 million on products purchased from Consolidated Container Company.

Professional Fees

During 2007, we paid legal fees and expenses of approximately $123,000 to Locke, Lord, Bissell and Liddell, LLP, formerly known as Locke Liddell & Sapp LLP, where Michelle Goolsby's husband is a partner, for legal services rendered on various matters.

Employment of Family Members

Pete Schenkel's son and son-in-law are both employed by our Dairy Group. Stephen Schenkel, Pete Schenkel's son, is the sales Manager for Schepps Dairy and received total compensation of approximately $155,500 in 2007 (including salary and bonus earned in 2007), in addition to benefits available to all similarly situated employees. In January 2007, he was granted options to purchase 6,613 shares (as adjusted for the special cash dividend) of our common stock. Craig Roberts, Pete Schenkel's son-in-law, is General Manager of Oak Farms Dairy, and received total cash compensation of approximately $195,000 in 2007 (including salary and bonus earned for 2007), in addition to benefits available to all similarly situated employees. In January 2007, he was granted options to purchase 6,613 shares (as adjusted for the special cash dividend) of our common stock. Options granted to Stephen Schenkel and Craig Roberts have an exercise price of $30.11 and will expire on February 12, 2017.

Have our equity compensation plans been approved by our stockholders?

Our equity compensation plans have been approved by our stockholders. In addition, from time to time we grant inducement grants outside our approved plans as permitted by New York Stock Exchange rules. The following table contains certain information about our plans as of December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	21,275,572	18.15	9,051,616
Equity compensation plans not approved by security holders	740,263(1)	25.62	1,018,737(2)
Total	22,015,835	18.40	10,070,353

(1) Consists of options issued as "inducement grants," as such term is defined by the New York Stock Exchange. The options generally vest over three years and will expire on the tenth anniversary of the date of grant. The options are generally subject to the same terms and conditions of those awarded pursuant to the plans approved by stockholders.

(2) Remaining shares authorized for issuance as inducement grants which represents 1,759,000 million shares registered with the SEC on June 30, 2006, less those previously issued, and includes shares that may be granted pursuant to restricted stock unit awards. We did not grant any inducement awards in fiscal 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Based solely on our review of these forms or written representations from the executive officers and directors, we believe that all Section 16(a) filing requirements were met during fiscal year 2007 with the following exception: Mr. John Llewellyn received a grant of 621 shares of restricted stock on June 30, 2007. A Form 4 reflecting this transaction was filed on July 16, 2007. Mr. Llewellyn retired from the Board of Directors on May 18, 2007.

Appendix A

DEAN FOODS COMPANY

AUDIT COMMITTEE CHARTER

Status

The Audit Committee is a committee of the Board of Directors of Dean Foods Company (the "Company").

Membership

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission (the "Commission"). At least one member of the Audit Committee shall be an "audit committee financial expert" as defined by the Commission. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. Audit Committee members will be appointed, and may be replaced, by the Board of Directors of the Company (the "Board").

Purpose

The Audit Committee will assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Audit Committee shall prepare the report required by the rules of the Commission to be included in the Company's annual proxy statement.

Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

The Audit Committee shall preapprove all permitted non-audit services to be performed for the Company by its independent auditor. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors, at the expense of the Company.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee's own performance.

The Audit Committee, to the extent it deems necessary or appropriate, shall:

Financial Statement and Disclosure Matters

1. Review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in the "Management's Discussion and Analysis" portion of any documents filed with

the Commission, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

2. Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the filing of each Form 10-Q, including the results of the independent auditor's review of the quarterly financial statements.

3. Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

Review and discuss quarterly reports from the independent auditors on:

(a) All critical accounting policies and practices to be used.

(b) All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

(c) Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(d) All discussions between the independent audit team and the firm's national office regarding the audit.

Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP financial measures, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

4. Review disclosures made to the Audit Committee, if any, by the Company's CEO and CFO during their certification process for each Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Oversight of the Company's Relationship with the Independent Auditor

5. Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor (including the lead partner), including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board.

6. Ensure the rotation of the audit partners as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

7. Recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

Oversight of the Company's Internal Audit Function

8. Review the appointment and replacement of the senior internal auditing executive.

9. Review the significant reports to management prepared by the internal auditing department and management's responses.

10. Discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

Compliance Oversight Responsibilities

11. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

12. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.

13. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

14. Provide oversight of the Company's policies and practices with respect to corporate social responsibility, including environmentally sustainable solutions, ethics and compliance and the management of reputation risk.

Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Audit Committee shall meet periodically with management, the internal auditors and the independent auditor in separate executive sessions. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Dated: November 15, 2007

PROXY **DEAN FOODS COMPANY** **PROXY**

ANNUAL MEETING OF STOCKHOLDERS – MAY 22, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Gregg L. Engles and Steven J. Kemps, and each of them, as proxies for the undersigned, with full power of substitution, to act and to vote all the shares of common stock of Dean Foods Company held of record by the undersigned on March 25, 2008, at the annual meeting of stockholders to be held on Thursday, May 22, 2008, or any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

IMPORTANT – IF YOU INTEND TO VOTE BY MAILING IN THIS PROXY CARD, RATHER THAN BY INTERNET OR TELEPHONE, YOU MUST SIGN AND DATE THE REVERSE SIDE.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

You can now access your DEAN FOODS COMPANY account online.

Access your Dean Foods Company stockholder account online via Investor ServiceDirect® (ISD).

The transfer agent for Dean Foods Company now makes it easy and convenient to get current information on your stockholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Establish/change your PIN

Visit us on the web at http://www.bnymellon.com/shareowner/isd

For Technical Assistance Call 1-877-978-7778 between 9am-7pm Eastern Time Monday-Friday

---

Dear Stockholder:

On the reverse side of this card are instructions on how to vote your shares for the election of directors and the other proposal by Internet or telephone. We encourage you to vote now, by Internet or telephone. Your vote will be recorded the same as if you mailed in your proxy card. See the enclosed proxy statement and proxy card for further information about voting procedures.

If you have elected to view the Dean Foods Company proxy statement and annual report online instead of receiving copies in the mail, you can now access the proxy statement for the 2008 annual stockholders' meeting and the 2007 annual report online through the following address: http://bnymellon.mobular.net/bnymellon/df.

If you notified us previously that you prefer to receive the proxy statement and annual report electronically, then you may not have received paper copies. If you would like paper copies of the proxy statement and annual report, Dean Foods Company will provide a copy to you upon request. To obtain a copy of these documents, please call 800-431-9214.

Thank you for your attention to these matters.

Dean Foods Company

X Votes must be indicated (x) in Black or Blue ink.

Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Please Mark Here for Address Change or Comments SEE REVERSE SIDE ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 and 2.

1. Re-election of directors for a 3-year term.

Nominees:
01 - Tom C. Davis
02 - Stephen L. Green
03 - Joseph S. Hardin, Jr.
04 - John R. Muse

FOR all nominees listed below	WITHHOLD AUTHORITY to vote for all nominees listed below	*EXCEPTIONS
☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below.

*Exceptions ______________________________

2. Proposal to ratify Deloitte & Touche LLP as independent auditor.

FOR	AGAINST	ABS
☐	☐	☐

In their discretion the proxies are authorized to vote upon such other business as may properly come before the meeting.

I plan to attend the Annual Meeting. ☐

Signature ______________________ Signature ______________________ Date ________

Please sign exactly as your name or names appear above. For joint holders, both should sign. When signing as executor, administrator, attorney, trustee or guardian, etc., please give your

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING.
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting are available through 11:59 PM Eastern Time the day prior to annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET
http://www.eproxy.com/df

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OR

TELEPHONE
1-866-580-9477

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You can view the Dean Foods Company Proxy Statement and Annual Report on the Internet at http://bnymellon.mobular.net/bnymellon/df

Board of Directors and Officers

Board of Directors

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer
Dean Foods Company

Alan J. Bernon
Former President
Dairy Group
Dean Foods Company

Lewis M. Collens
Professor of Law
President Emeritus
Illinois Institute of Technology

Tom C. Davis
Managing Partner
Gryphon Special Situations Fund L.P.

Stephen L. Green
General Partner
Canaan Capital Partners, L.P.

Joseph S. Hardin, Jr.
Retired
Former Chief Executive Officer
Kinko's, Inc.

Janet Hill
Vice President
Alexander & Associates

Ronald Kirk
Partner
Vinson & Elkins

John R. Muse
Chairman
HM Capital Partners LLC

Hector M. Nevares
Managing Partner
Suiza Realty SE

Pete Schenkel
Former Vice Chairman
Dean Foods Company

Jim L. Turner
Principal
JLT Beverages

Corporate Officers

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

Jack F. Callahan, Jr.
Executive Vice President and
Chief Financial Officer

Michelle P. Goolsby
Executive Vice President
Development, Sustainability and
Corporate Affairs

Harrald F. Kroeker
President
DSD Group

Paul T. Moskowitz
Executive Vice President
Human Resources

Joseph E. Scalzo
President and Chief Executive Officer
WhiteWave Foods Company and
Morningstar Foods

Gregg A. Tanner
Executive Vice President and
Chief Supply Chain Officer

Debra B. Carosella
Senior Vice President
Innovation

Arthur F. Fino
Senior Vice President and
Chief Information Officer

Edward F. Fugger, Jr.
Senior Vice President
Corporate Development

Earl M. Jones, III
Senior Vice President
Corporate Responsibility and
Sustainability

Steven J. Kemps
Senior Vice President,
General Counsel and
Corporate Secretary

Ronald L. McCrummen
Senior Vice President and
Chief Accounting Officer

Gregory A. McKelvey
Senior Vice President
Strategy and
Marketing Services

William C. Tinklepaugh
Senior Vice President
Government and Industry Relations

Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310 - 1900
Telephone: 866.557.8698
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner/isd

Auditor
Deloitte & Touche LLP
2200 Ross Avenue
Suite 1600
Dallas, Texas 75201
Telephone: 214.840.7000

Market Information
NYSE: DF

Annual Meeting
May 22, 2008, 10:00 a.m.
Dallas Museum of Art
1717 North Harwood
Dallas, Texas 75201

Corporate Headquarters
Dean Foods Company
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214.303.3400
Facsimile: 214.303.3499
Website: www.deanfoods.com

Certifications
We submitted an unqualified Annual CEO Certification for 2007 to the New York Stock Exchange, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. We also filed with the Securities and Exchange Commission the Chief Executive Officer and Chief Financial Officer certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

END

Dean FOODS

Dean Foods Company

2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214.303.3400
Facsimile: 214.303.3499

www.deanfoods.com